  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1998

                                                     REGISTRATION NO. 333-46915
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                      PRE-EFFECTIVE AMENDMENT NO. 3
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                            HELLER FINANCIAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------
               DELAWARE                              36-1208070
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)

        500 WEST MONROE STREET, CHICAGO, ILLINOIS 60661, (312) 441-7000 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                             DEBRA H. SNIDER, ESQ.
  EXECUTIVE VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER, GENERAL COUNSEL AND
                                   SECRETARY
                            HELLER FINANCIAL, INC.
        500 WEST MONROE STREET, CHICAGO, ILLINOIS 60661, (312) 441-7000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
        LAWRENCE D. LEVIN, ESQ.               ANDREW D. SOUSSLOFF, ESQ.
          MARK D. WOOD, ESQ.                     SULLIVAN & CROMWELL
         KATTEN MUCHIN & ZAVIS                    125 BROAD STREET
  525 WEST MONROE STREET, SUITE 1600          NEW YORK, NEW YORK 10004
        CHICAGO, ILLINOIS 60661                    (212) 558-4000
            (312) 902-5200
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If the Registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box: [_]

                     CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           PROPOSED MAXIMUM
             TITLE OF SHARES              AGGREGATE OFFERING      AMOUNT OF
            TO BE REGISTERED                   PRICE(1)      REGISTRATION FEE(2)
--------------------------------------------------------------------------------
Class A Common Stock, $0.25 par value....    $963,125,000         $284,122
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933, as amended.

(2) Previously paid.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectuses: one to be used in connection with an offering of the Class A Common Stock in the United States (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Class A Common Stock outside the United States (the "International Prospectus"). The forms are identical except for certain differing pages for the International Prospectus which are included herein following the form of U.S. Prospectus. Each differing page for the International Prospectus is labeled "Alternate Page for International Prospectus".

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 28, 1998

                               33,500,000 SHARES
                                      LOGO
                              CLASS A COMMON STOCK
                          (PAR VALUE $0.25 PER SHARE)

                                  ----------

  Of the 33,500,000 shares of Class A Common Stock offered, 30,150,000 shares are being offered hereby in the United States and 3,350,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

  All of the shares of Class A Common Stock offered hereby are being sold by the Company. The Company is currently an indirect, wholly-owned subsidiary of The Fuji Bank, Limited. Upon completion of the Offerings, Fuji Bank will beneficially own, indirectly, 100% of the outstanding shares of Class B Common Stock of the Company. The Class B Common Stock, which has three votes per share (except that the outstanding shares of Class B Common Stock, while held by Fuji Bank, may never represent more than 79% of the combined voting power of all outstanding shares of the Company's voting stock), is a class of common stock separate from the Class A Common Stock, which has one vote per share. Immediately following the Offerings, the 33,500,000 shares of Class A Common Stock offered in the Offerings will represent 39.6% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the Company (43.0% if the Underwriters' over-allotment options are exercised in full) and, due to the limitation on the voting power of the Class B Common Stock while held by Fuji Bank, 21.0% of the combined voting power of all classes of voting stock of the Company (regardless of whether the Underwriters' over-allotment options are exercised). The remainder of the voting power and economic interest in the Company will be beneficially held by Fuji Bank, which will therefore continue to be able to exercise a controlling influence over the business and affairs of the Company upon consummation of the Offerings. See "Risk Factors--Control by and Relationship with Fuji Bank", "Certain Relationships and Related Transactions-- Relationship with Fuji Bank" and "Description of Capital Stock".

  Prior to this offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price per share will be between $23.00 and $25.00. For factors to be considered in determining the initial public offering price, see "Underwriting".

  Shares of Class A Common Stock are being reserved for sale to certain directors, officers, employees and benefit plans of the Company and certain other designated individuals at the initial public offering price. See "Underwriting". Such employees and directors will be entitled to purchase, in the aggregate, less than 5% of the Class A Common Stock offered in the Offerings.

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

  The Class A Common Stock has been approved for listing on the New York Stock Exchange, upon notice of issuance, under the symbol "HF".
                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
    PASSED  UPON   THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                                       INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                       OFFERING PRICE DISCOUNT(1)   COMPANY(2)
                                       -------------- ------------ ------------
Per Share.............................   $             $            $
Total (3).............................  $             $            $

-----
(1) The Company and Fuji Bank have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $2,200,000 payable by the Company.
(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 4,522,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 502,500 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting
    discount and proceeds to Company will be $           , $           and
    $           , respectively. See "Underwriting".

                                  ----------

  The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York, on or about
          , 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.
                              Joint Lead Managers
BT ALEX. BROWN
                                LEHMAN BROTHERS
                                                             MERRILL LYNCH & CO.
                                  ----------

                The date of this Prospectus is           , 1998.

                      [INSIDE FRONT COVER GATEFOLD-LEFT]

     On the left side of the page is the following text:

Heller Financial, Inc. has a 79 year history of consistently serving the needs of mid-sized and small businesses both in the United States and around the world.

The Company's mission is to provide high quality financial services and capital that help mid-sized and small enterprises succeed, and to do so by building strong positions in the markets it serves, and strong relationships with the clients it serves.

Heller has a variety of commercial finance capabilities including:

 . Asset based financing              . Sales and vendor financing
 . Corporate financing                . Small business financing
 . Real estate financing              . International financing
 . Equipment financing and leasing    . Factoring and working capital loans

     On the right side of the page are bar graphs presenting the following financial data of the Company for the years 1993-1997:


NET INCOME APPLICABLE TO COMMON STOCK

    Year                 (in millions)
    ----                 -------------
    1993                     $107
    1994                      108
    1995                      115
    1996                      123
    1997                      144

TOTAL ASSETS

    Year                 (in millions)
    ----                 -------------
    1993                    $ 7,913
    1994                      8,476
    1995                      9,638
    1996                      9,926
    1997                     12,861

NEW BUSINESS VOLUME

    Year                 (in millions)
    ----                 -------------
    1993                    $ 2,084
    1994                      2,917
    1995                      3,854
    1996                      4,052
    1997                      5,970

COMMON STOCKHOLDERS' EQUITY

    Year                 (in millions)
    ----                 -------------
    1993                    $ 1,128
    1994                      1,205
    1995                      1,259
    1996                      1,342
    1997                      1,403

                     [INSIDE FRONT COVER GATEFOLD--RIGHT]

The following text is at the top of the page

   Heller Financial has a strong presence in over 40 offices throughout the United States...

[This text is followed by a map of United States indicating office locations by city]

In the middle of the page is the following text:

   ...and in 19 countries around the world.

This text is followed by a map of South America, Europe, Asia and Australia indicating office locations by country


                                        [LOGO]
                                        Straight talk. Smart deals.

                             AVAILABLE INFORMATION

  Heller Financial, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained from the web site the Commission maintains at http://www.sec.gov. In addition, such materials may be inspected and copied at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-2 (herein, together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 1-6157) pursuant to the Exchange Act are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

    (2) The Company's Current Reports on Form 8-K filed with the Commission on January 29, 1998, January 30, 1998, February 20, 1998, February 27, 1998 and April 21, 1998.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Heller Financial, Inc., 500 West Monroe Street, Chicago, Illinois 60661, Attention: Treasurer, telephone (312) 441-7000.

                               ----------------

  Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless the context indicates otherwise,
(i) references to the "Company" in this Prospectus are to Heller Financial, Inc. together with its consolidated subsidiaries, (ii) references to "Fuji Bank" in this Prospectus are to The Fuji Bank, Limited together with its consolidated subsidiaries, (iii) references to "FAHI" in this Prospectus are to Fuji America Holdings, Inc., a wholly-owned subsidiary of Fuji Bank and the immediate parent of the Company and (iv) information contained in this Prospectus assumes that the Class A Common Stock will be sold in the Offerings at a price of $24.00 per share (the midpoint of the range set forth on the cover page of this Prospectus) and that the Underwriters' over-allotment options will not be exercised. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH HEREIN UNDER THE HEADING "RISK FACTORS".

                                  THE COMPANY

  The Company is a leading diversified commercial financial services company which provides a broad array of financial products and services to mid-sized and small businesses in the United States and selected international markets. The Company provides its products and services principally in five business categories: (i) asset based finance ("Asset Based Finance"), which provides secured loans and factoring through five business groups, (ii) Heller Real Estate Financial Services ("Real Estate Finance"), which provides secured real estate financing, (iii) Heller International Group, Inc. ("International Group"), which provides international asset based financing and factoring, (iv) Heller Corporate Finance ("Corporate Finance"), which provides collateralized cash flow lending, and (v) Heller Project Finance ("Project Finance"), which provides structured financing for domestic energy-related projects. The Company's primary clients and customers are entities in the manufacturing and service sectors having annual sales generally in the range of $5 million to $250 million and in the real estate sector having property values generally in the range of $1 million to $40 million.

  The Company concentrates primarily on senior secured lending, with 89% of lending assets and investments at December 31, 1997 being made on such basis. Also, to a more limited extent, the Company makes subordinated loans and invests in select debt and equity instruments. The Company believes that, as of December 31, 1997, it was the fourth largest factoring operation in the United States in terms of factoring volume (and the largest factoring operation worldwide), the third largest originator of U.S. Small Business Administration ("SBA") 7(a) guaranteed small business loans (including leadership positions in California and Texas) and among the largest lenders to private equity-sponsored companies in the U.S. middle market. Additionally, the Company is a recognized leader in real estate finance, vacation ownership lending and middle-market equipment finance and leasing in the United States. The Company has built its portfolio through effective asset origination capabilities, disciplined underwriting and credit approval processes and effective portfolio management. Most of the Company's business groups have also developed the ability to manage asset, client and industry concentrations and enhance profitability by distributing assets through securitizations, syndications and/or loan sales.

  The Company's total lending assets and investments were $11.9 billion and common stockholders' equity was $1.4 billion at December 31, 1997. For the year ended December 31, 1997, the Company's net income increased 19% to $158 million, from $133 million for the prior year, while new business volume increased 47% over the prior year, from $4.1 billion to $6.0 billion. Net income applicable to common stock was $144 million for the year ended December 31, 1997, which represented an increase of 17% from $123 million for the prior year. The credit quality of the Company's portfolio is reflected in nonearning assets of $155 million, or 1.4% of total lending assets, at December 31, 1997.

  The Company was incorporated in 1919 under the laws of the State of Delaware. As of March 31, 1998, the Company employed 2,362 people worldwide. Its executive offices are located at 500 West Monroe Street, Chicago, Illinois 60661 (telephone: (312) 441-7000). The Company's web site address is http://www.hellerfin.com.

STRATEGY

  The Company is dedicated to delivering consistent growth in earnings and assets, while maintaining the credit quality of its asset portfolio. Over the past five years, the Company has achieved growth in earnings and assets through its strong client orientation, productive origination network, disciplined adherence to prudent credit principles and its long-standing leadership positions in many of its target markets.

  Management believes that the following operating principles have been key to the Company's success and will continue to guide its business strategy in the future:

  . Maintain "superior client focus" in targeted mid-sized and small business markets throughout all economic cycles

  . Build and maintain a strong financial profile through a sound capital structure, a diversified and high-quality asset portfolio and conservative reserve levels

  . Adhere to prudent credit standards and actively manage the Company's portfolio

  . Enhance productivity by leveraging existing operating platforms, selectively investing in technology and people and practicing disciplined expense management

  . Develop, attract and retain experienced professionals by maintaining a vibrant culture that promotes delegation, accountability, creativity and teamwork

  Adhering to these operating principles, the Company intends to continue its earnings and asset growth by employing the following strategies:

  MAINTAIN AND BUILD LEADERSHIP POSITIONS IN SELECTED MID-SIZED AND SMALL BUSINESS MARKETS. The Company's proven ability to develop client relationships and originate transactions with mid-sized and small businesses throughout economic cycles has resulted in leadership positions in several of its businesses. In addition, since 1992, the Company has entered several markets in which the Company believes it has developed an effective infrastructure to enable it to establish leadership positions. This strategy has resulted in compound annual growth in new business volume of 25% over the past five years. The Company seeks further growth by (i) continuing to develop the well-established market positions of its domestic and international factoring, Corporate Finance and Heller Small Business Lending ("Small Business Lending") businesses, by offering a broad array of innovative financing products and services, (ii) continuing to expand the capabilities of Real Estate Finance, including origination of fixed rate commercial mortgages held for ultimate securitization ("CMBS"), and (iii) further developing the market positions of certain other asset based lending businesses, such as Heller Equipment Finance and Leasing ("Equipment Finance and Leasing"), Heller Business Credit ("Business Credit") and Heller Sales Finance ("Sales Finance"), by building upon its proven competencies and technical expertise. The Company believes that the businesses which comprise its Asset Based Finance portfolio represent an attractive combination of growth potential, earnings consistency and credit quality.

  CONTINUE TO GROW THE COMPANY'S INTERNATIONAL BUSINESSES. The Company has a significant international presence in factoring and asset based financing, and has had subsidiaries and joint ventures in many international markets for more than 25 years. These enterprises provide a solid base for consistent growth in international earnings and also provide the Company with the opportunity to meet the international financing needs of its domestic client base.

  MAINTAIN PRUDENT CREDIT STANDARDS AND ACTIVE PORTFOLIO MANAGEMENT. The Company has built a disciplined "credit culture" supported by portfolio and risk management processes. The Company establishes clearly defined credit strategies for each of its businesses, permitting them to make quick credit decisions under disciplined guidelines. Additionally, the Company believes that it has developed an expertise in structuring sophisticated transactions that enables it to accommodate unique client needs without compromising credit quality. The Company has centralized the administration of credit policy and portfolio management to ensure consistency in credit strategy, efficiency in credit analysis and processing and the ability to monitor credit quality and portfolio composition closely. The Company believes that its risk management systems, portfolio management and servicing capabilities, and client-oriented structuring capabilities will continue to support long-term profitability.

  ENHANCE CAPITAL MARKETS AND DISTRIBUTION EXPERTISE. As a complement to their strong origination capabilities, most of the Company's business groups have developed competencies in the syndication and/or securitization of lending assets, and the Company plans to prudently expand these capabilities. The Company believes that these skills will be increasingly important to the Company's ability to (i) maximize its origination strength by providing broader market access to higher quality credits, (ii) manage customer and asset concentrations, (iii) generate income growth in competitive markets through syndication fees and securitization gains and (iv) meet a broader array of the financial needs of its current clients.

  INCREASE OPERATING EFFICIENCIES WITHIN THE COMPANY. The Company has established a framework for its business categories that it believes can support the profitable addition of a significant level of assets. The Company believes it is recognizing significant economies of scale in certain of its established businesses (domestic and international factoring and Corporate Finance), and expects to improve economies of scale in its other businesses as they grow and achieve critical mass. The Company believes that its recent and ongoing investments in building its Asset Based Finance businesses and its Real Estate Finance CMBS capability provide effective operating platforms for these businesses, and that continued strong growth in new business using these existing platforms will generate productivity improvements in the future. The Company has also invested in technology and support systems, significantly upgrading its technology infrastructure in 1997 to streamline the management of portfolio accounts, increase its efficiency in processing high transaction volumes and enable Intranet and Internet communications and commerce. In addition, the Company will selectively pursue strategic acquisition opportunities of businesses and portfolios of assets that it believes will generate additional economies of scale and productivity improvements.

RELATIONSHIP WITH FUJI BANK

  Presently, all of the outstanding common stock of the Company is indirectly owned by Fuji Bank, headquartered in Tokyo, Japan, through the Company's immediate parent, FAHI. Fuji Bank also directly owns 21% of the outstanding shares of International Group, a consolidated subsidiary of the Company engaged in international factoring and asset based financing activities. Fuji Bank will sell its interest in International Group to the Company upon consummation of the Offerings. Fuji Bank is one of the largest banks in the world, with total deposits of $301 billion at September 30, 1997. See "Risk Factors--Control by and Relationship with Fuji Bank", "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and "Certain Relationships and Related Transactions".

  Upon consummation of the Offerings, Fuji Bank will beneficially own all 51,050,000 of the outstanding shares of the Company's Class B Common Stock, $0.25 par value per share (the "Class

B Common Stock"), which has three votes per share (except that the outstanding shares of Class B Common Stock, while held by Fuji Bank, may never represent more than 79% of the combined voting power of all outstanding shares of the Company's voting stock) but is otherwise identical in all material respects to the Company's Class A Common Stock, $0.25 par value per share (the "Class A Common Stock"), which has one vote per share. Upon consummation of the Offerings, the Class B Common Stock beneficially owned by Fuji Bank will, due to the limitation on the voting power of the Class B Common Stock while held by Fuji Bank, represent, in the aggregate, 79.0% of the combined voting power of all of the outstanding shares of Class A Common Stock and Class B Common Stock (collectively, the "Common Stock") (regardless of whether the Underwriters' over-allotment options are exercised) and 60.4% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the Company (57.0% if the Underwriters' over-allotment options are exercised in full). For as long as Fuji Bank continues to beneficially own shares of Common Stock representing more than 50% of the combined voting power of the Class A Common Stock and Class B Common Stock, Fuji Bank will be able to direct the election of all of the members of the Board of Directors of the Company (the "Board of Directors") and exercise a controlling influence over the business and affairs of the Company. Fuji Bank has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offerings. Fuji Bank, FAHI and the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Goldman, Sachs & Co. From time to time, the Company and Fuji Bank have entered into, and can be expected to continue to enter into, agreements and business transactions, and the Company's Amended and Restated Certificate of Incorporation will include certain provisions relating to the Company's relationship with Fuji Bank. See "Risk Factors--Control by and Relationship with Fuji Bank", "Risk Factors--Shares Eligible for Future Sale; Possible Future Sales by Fuji Bank", "Certain Relationships and Related Transactions--Relationship with Fuji Bank", "Ownership of Common Stock", "Shares Available for Future Sale", "Description of Capital Stock" and "Underwriting".

                                 THE OFFERINGS

  The offering hereby of 30,150,000 shares of Class A Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of 3,350,000 shares of Class A Common Stock initially being offered in a concurrent international offering outside of the United States (the "International Offering") are collectively referred to as the "Offerings". The closing of each Offering is conditioned upon the closing of the other Offering.

CLASS A COMMON STOCK OFFERED:
  U.S. Offering.....................   30,150,000 shares
  International Offering............    3,350,000 shares
    Total..........................    33,500,000 shares

COMMON STOCK OUTSTANDING AFTER THE
OFFERINGS*:
  Class A Common Stock..............   33,500,000 shares
  Class B Common Stock..............   51,050,000 shares
    Total..........................    84,550,000 shares
--------
* Excludes (i) 505,912 shares of restricted Class A Common Stock and 1,242,250 shares of Class A Common Stock issuable upon the exercise of options, which shares of restricted Class A Common Stock and options are to be granted to certain officers and employees of the Company upon consummation of the Offerings, and (ii) 4,593,088 shares of Class A Common Stock reserved for issuance with respect to awards that may be granted in the future under the Heller Financial, Inc. 1998 Stock Incentive Plan. See "Management--Executive Compensation--The 1998 Stock Incentive Plan".

USE OF PROCEEDS....................... The net proceeds to the Company from the Offerings are estimated to
                                       be approximately $762 million ($876
                                       million if the Underwriters' over-
                                       allotment options are exercised in
                                       full), (i) $450 million of which
                                       will be used to repay indebtedness
                                       of the Company, consisting of a
                                       subordinated promissory note in the
                                       principal amount of $450 million
                                       issued on February 24, 1998 as a
                                       dividend to FAHI and (ii)
                                       approximately $309 million of which
                                       is expected to be paid as a cash
                                       dividend to FAHI, as the sole
                                       holder of the Class B Common Stock,
                                       following the consummation of the
                                       Offerings. See "Use of Proceeds".


NYSE SYMBOL FOR CLASS A COMMON STOCK.. HF

DIVIDENDS; VOTING RIGHTS; CONVERSION.. The holders of Class A Common Stock and Class B Common Stock share
                                       ratably on a per share basis in all
                                       dividends and other distributions
                                       on the Common Stock declared by the
                                       Board of Directors, except that
                                       holders of Class A Common Stock
                                       will not be entitled to receive the
                                       cash dividend which the Company
                                       expects to pay to FAHI, as the sole
                                       holder of the Class B Common Stock,
                                       with a portion of the net proceeds
                                       of the Offerings. See "Dividend
                                       Policy", "Use of Proceeds", and
                                       "Description of Capital Stock--
                                       Common Stock--Dividends". With
                                       certain exceptions, the Class A
                                       Common Stock and Class B Common
                                       Stock vote together as a single
                                       class. However, the holders of
                                       Class A Common Stock are entitled
                                       to one vote per share and the
                                       holders of Class B Common Stock are
                                       entitled to three votes per share
                                       (except that the outstanding shares
                                       of Class B Common Stock, while held
                                       by Fuji Bank, may never represent
                                       more than 79% of the combined
                                       voting power of all outstanding
                                       shares of the Company's voting
                                       stock). See "Description of Capital
                                       Stock--Common Stock--Voting
                                       Rights". Under certain
                                       circumstances, shares of Class B
                                       Common Stock convert or are
                                       convertible into an equivalent
                                       number of shares of Class A Common
                                       Stock. See "Description of Capital
                                       Stock--Common Stock--Conversion".

CONTROLLING STOCKHOLDER............... For information regarding the
                                       Company's controlling stockholder,
                                       see "Risk Factors--Control by and
                                       Relationship with Fuji Bank" and
                                       "Certain Relationships and Related
                                       Transactions--Relationship with
                                       Fuji Bank".

RISK FACTORS.......................... For a discussion of certain considerations relevant to an
                                       investment in the Class A Common
                                       Stock, see "Risk Factors".

                             SUMMARY FINANCIAL DATA

  The results of operations and balance sheet data of the Company for each of the years in the three-year period ended December 31, 1997 and as of December 31, 1997 and 1996, respectively, were derived from the audited consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. The results of operations and balance sheet data for each of the years in the two-year period ended December 31, 1994 and as of December 31, 1995, 1994 and 1993, respectively, except 1994 and 1993 net income applicable to common stock and pro forma amounts for all years, were derived from audited consolidated financial statements of the Company, including the notes thereto, which are not presented herein. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                             YEAR ENDED DECEMBER 31,
                                       ---------------------------------------
                                       1997(1)   1996    1995    1994    1993
                                       -------  ------  ------  ------  ------
                                         (IN MILLIONS, EXCEPT PER SHARE
                                                      DATA)
RESULTS OF OPERATIONS:
Net interest income..................  $   408  $  355  $  387  $  366  $  356
Operating revenues...................      754     533     620     557     517
Operating expenses...................      357     247     216     195     174
Provision for losses.................      164     103     223     188     210
Income before income taxes and
 minority interest...................      233     183     181     174     133
Net income...........................      158     133     125     118     117
Net income applicable to common
 stock...............................      144     123     115     108     107
Pro forma net income applicable to
 common stock per share(2)...........     1.70
                                                  DECEMBER 31,
                                       ---------------------------------------
                                       1997(1)   1996    1995    1994    1993
                                       -------  ------  ------  ------  ------
                                         (IN MILLIONS, EXCEPT PER SHARE
                                                      DATA)
BALANCE SHEET DATA:
Receivables..........................  $10,722  $8,529  $8,085  $7,616  $7,062
Allowance for losses of receivables..     (261)   (225)   (229)   (231)   (221)
Total assets.........................   12,861   9,926   9,638   8,476   7,913
Commercial paper and short-term
 borrowings..........................    3,432   2,745   2,223   2,451   1,981
Long-term debt.......................    6,004   4,761   5,145   3,930   3,968
 Total debt..........................    9,436   7,506   7,368   6,381   5,949
Total liabilities....................   11,096   8,402   8,208   7,107   6,625
Preferred stock......................      275     125     125     125     125
Common equity........................    1,403   1,342   1,259   1,205   1,128
 Total stockholders' equity..........    1,678   1,467   1,384   1,330   1,253
Pro forma book value per common
 share(2)(3).........................    16.59

-------
(1) The financial data presented for 1997 reflect the Company's purchase (through its subsidiary, International Group) of its joint venture partner's interest in Factofrance Heller, S.A. ("Factofrance") in April 1997 for $174 million, which resulted in Factofrance being reported on a consolidated basis with the Company as of the date of acquisition. The Company financed this acquisition through the issuance of senior debt. The premium related to this purchase was allocated as follows: $78 million to goodwill and $18 million to a noncompetition agreement. The consolidation of Factofrance resulted in increases of $2.0 billion, $94 million, $59 million and 570 in total assets, operating revenues, operating expenses and number of employees, respectively, during 1997 as compared to 1996. This acquisition had a modest favorable impact on the Company's 1997 net income, as earnings from the Company's increased ownership interest in Factofrance were partially offset by costs related to the acquisition (including interest on the senior debt issued to finance the acquisition).
(2) Based upon 84,550,000 shares of Common Stock to be outstanding upon consummation of the Offerings. Excludes (i) 505,912 shares of restricted Class A Common Stock and 1,242,250 shares of Class A Common Stock issuable upon the exercise of options, which shares of restricted Class A Common Stock and options are to be granted to certain officers and employees of the Company upon consummation of the Offerings, and (ii) 4,593,088 shares of Class A Common Stock reserved for issuance with respect to awards that may be granted in the future under the Heller Financial, Inc. 1998 Stock Incentive Plan. The Company will compute the cost of stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). If the Company were to use Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and had the stock options been issued effective January 1, 1997, the compensation cost of these stock options would have reduced net income by $2.1 million, and pro forma net income applicable to common stock per share would have been $1.68 for 1997. The annual cost of the stock options was determined through the development of a valuation model which included assumptions of a ten-year option life, a risk-free interest rate of 5.67%, a dividend yield of 1.6%, and volatility of 19.44% based on industry peers' volatility. See "Management--Executive Compensation--The 1998 Stock Incentive Plan".
(3)Book value represents total stockholders' equity, net of preferred stock.

                                                   YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                 1997(1) 1996  1995  1994  1993
                                                 ------- ----  ----  ----  ----
PROFITABILITY
Net interest income as a percentage of AFE(2)..    4.0%   4.1%  4.6%  4.7%  4.7%
Non-interest operating revenues as a percentage
 of AFE(2).....................................    3.5    2.0   2.7   2.5   2.2
Operating revenues as a percentage of AFE(2)...    7.5    6.1   7.3   7.2   6.9
Return on average common stockholders'
 equity(3).....................................   10.5    9.4   9.3   9.2  10.0
Return on AFE(2)...............................    1.6    1.5   1.5   1.5   1.6
Ratio of earnings to combined fixed charges and
 preferred stock dividends(4)..................   1.39x  1.36x 1.34x 1.45x 1.44x
Salaries and general operating expenses as a
 percentage of AFE(2)..........................    3.5%   2.8%  2.6%  2.5%  2.3%
Ratio of operating expenses to operating
 revenues......................................   47.3   46.3  34.8  35.0  33.7
Common dividend payout ratio(5)................   47.7   47.2  47.0  20.4   1.9

                              AS OF, OR FOR THE YEAR ENDED, DECEMBER 31,
                             -------------------------------------------------
                              1997(1)     1996      1995      1994      1993
                             ---------- --------  --------  --------  --------
                               (IN MILLIONS, EXCEPT NUMBER OF EMPLOYEES
                                         AND OFFICE LOCATIONS)
CREDIT QUALITY
Ratio of earning loans
 delinquent 60 days or more
 to receivables............        1.4%      1.7%      1.4%      1.4%      2.1%
Ratio of net writedowns to
 average lending assets....        1.5       1.3       2.9       2.4       2.8
Ratio of total nonearning
 assets to total lending
 assets....................        1.4       3.3       3.6       4.0       5.9
Ratio of allowance for
 losses of receivables to
 receivables...............        2.4       2.6       2.8       3.0       3.1
Ratio of allowance for
 losses of receivables to
 net writedowns............        1.8x      2.1x      1.0x      1.3x      1.1x
Ratio of allowance for
 losses of receivables to
 nonearning impaired
 receivables...............      185.1%     85.2%     87.7%     81.3%     83.7%
LEVERAGE
Ratio of debt (net of
 short-term investments) to
 total stockholders'
 equity....................        5.2x      5.0x      5.0x      4.7x      4.7x
Ratio of commercial paper
 and short-term borrowings
 to total debt.............       36.4%     36.6%     30.2%     38.4%     33.3%
OTHER
Total lending assets and
 investments (6)...........  $  11,928  $  9,620  $  9,039  $  8,443  $  7,742
Funds employed(2)..........     10,673     9,030     8,542     7,991     7,309
Total managed assets(7)....     11,800     9,574     9,137     8,414     7,422
Number of employees........      2,339     1,527     1,487     1,404     1,307
Number of office locations.         63        52        36        33        24

-------
(1) The financial data presented for 1997 reflect the Company's purchase (through its subsidiary, International Group) of its joint venture partner's interest in Factofrance in April 1997 for $174 million, which resulted in Factofrance being reported on a consolidated basis with the Company as of the date of acquisition. The Company financed this acquisition through the issuance of senior debt. The premium related to this purchase was allocated as follows: $78 million to goodwill and $18 million to a noncompetition agreement. The consolidation of Factofrance resulted in increases of $2.0 billion, $94 million, $59 million and 570 in total assets, operating revenues, operating expenses and number of employees, respectively, during 1997 as compared to 1996. This acquisition had a modest favorable impact on the Company's 1997 net income, as earnings from the Company's increased ownership interest in Factofrance were offset by costs related to the acquisition (including interest on the senior debt issued to finance the acquisition).
(2) Funds employed include lending assets and investments, less credit balances of factoring clients. The Company believes funds employed are indicative of the dollar amount which it has loaned to borrowers. Average funds employed ("AFE") reflect the average of lending assets and investments, less credit balances of factoring clients.
(3) Return on average common stockholders' equity is computed as net income less preferred stock dividends paid, divided by average total stockholders' equity net of preferred stock.
(4) The ratio of earnings to combined fixed charges and preferred stock dividends is calculated by dividing (i) income before income taxes, minority interest and fixed charges by (ii) fixed charges plus preferred stock dividends.
(5) Common dividend payout ratio is computed as common dividends paid, divided by net income applicable to common stock.
(6) Total lending assets and investments consist of receivables, repossessed assets, equity and real estate investments, operating leases, debt securities and investments in international joint ventures.
(7) Total managed assets include funds employed, plus receivables previously securitized or sold and currently managed by the Company.

                              RECENT DEVELOPMENTS

  Set forth below is unaudited consolidated financial data and ratios of the Company for the periods indicated. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Operating results presented for the three months ended March 31, 1998 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 1998.

                                                     THREE MONTHS ENDED
                                                         MARCH 31,
                                                   -------------------------
                                                     1998           1997
                                                   ---------    ------------
                                                    (IN MILLIONS, EXCEPT
                                                      PER SHARE DATA)
RESULTS OF OPERATIONS:
Operating revenues...............................   $   186       $   141
Operating expenses...............................        94            62
Provision for losses.............................        15            22
Net income.......................................        48            39
Net income applicable to common stock............        43            36
                                                   MARCH 31,    DECEMBER 31,
                                                     1998           1997
                                                   ---------    ------------
BALANCE SHEET DATA:
Receivables......................................   $10,676       $10,722
Allowance for losses of receivables..............      (261)         (261)
Preferred stock..................................       275           275
Common equity....................................       988(1)      1,403
                                                     THREE MONTHS ENDED
                                                         MARCH 31,
                                                   -------------------------
                                                     1998             1997
                                                   ---------    ------------
SELECTED DATA AND RATIOS:
Operating revenues as a percentage of AFE........       6.7%          6.4%
Return on average common stockholders' equity....      13.3          10.8
Return on AFE....................................       1.7           1.8
Ratio of net writedowns to average lending
 assets..........................................       0.6           1.0
                                                   MARCH 31,    DECEMBER 31,
                                                     1998           1997
                                                   ---------    ------------
Ratio of total nonearning assets to total lending
 assets..........................................       1.6%          1.4%
Ratio of earning loans delinquent 60 days or more
 to receivables..................................       1.4           1.4
Ratio of allowance for losses of receivables to
 receivables.....................................       2.4           2.4
Ratio of senior debt (net of short-term
 investments) to total stockholders' equity......       7.0x(1)       5.1x
Ratio of commercial paper and short-term
 borrowings to senior debt.......................        36%           36%
Total lending assets and investments.............   $11,955       $11,928
Funds employed...................................    10,687        10,673

--------

(1) Reflects a $450 million dividend paid to FAHI on February 24, 1998 in the form of a subordinated promissory note. The Company intends to use $450 million of the net proceeds from the Offerings to repay such indebtedness. See "Use of Proceeds" and "Dividend Policy".

  Net income for the three months ended March 31, 1998 was $48 million, a 23% increase over net income of $39 million for the same period in the previous year. Net income applicable to common stock was $43 million for the three months ended March 31, 1998, which represented an increase of 19% from $36 million for the three months ended March 31, 1997. The increase in net income was principally due to growth in operating revenues, which increased $45 million, or 32%, compared to the prior year period due to growth in both net interest income and non-interest income, including increases in fees and other income and factoring commissions (including the securitization gain described below). Operating revenues as a percentage of AFE rose to 6.7% for the first quarter of 1998, compared to 6.4% for the first quarter of 1997. The consolidation of Factofrance had the effect of increasing operating revenues, operating expenses and factoring commissions by $27 million, $21 million and $14 million, respectively, and decreasing income of international joint ventures by $3 million, for the first quarter of 1998, as compared to the same period in the previous year. The Company's increased ownership of Factofrance had a modest favorable impact on net income for the three months ended March 31, 1998 as earnings were offset by costs of the acquisition.

  New business volume for the first quarter of 1998 totaled $1.7 billion, an 80% increase over new business volume of $951 million for the first quarter of 1997. Growth in new business volume was due to strong originations activity, primarily in Real Estate Finance and Corporate Finance. Total lending assets and investments of $12.0 billion at March 31, 1998 represented a slight increase over $11.9 billion in total lending assets and investments at December 31, 1997, as growth from new business was offset by portfolio runoff, syndications and the securitization of approximately $1.1 billion of CMBS receivables in the first quarter of 1998. The Company realized a pre-tax gain of $11 million on this securitization, which the Company anticipates may cause operating revenues and net income in the first quarter of 1998 to be higher than those in certain other quarters of 1998. The Company did not retain any residual risk in this securitization, as all of the receivable-backed securities were sold to third parties on a non-recourse basis. See "Business-- Real Estate Finance". Net writedowns totaled $15 million, or 60 basis points, during the first quarter of 1998 compared to $21 million, or 100 basis points, in the prior year period. The Company maintained a low level of nonearning assets at March 31, 1998, with nonearning assets totalling $166 million, or 1.6% of total lending assets, as compared to $155 million, or 1.4% of total lending assets, at December 31, 1997. The ratio of earning loans delinquent 60 days or more to receivables remained constant at 1.4% at March 31, 1998 as compared to December 31, 1997. Similarly, the Company's allowance for losses of receivables was 2.4% of total receivables at both March 31, 1998 and December 31, 1997.

                                 RISK FACTORS

  Prospective investors should carefully consider, in addition to the other information contained or incorporated by reference in this Prospectus, the following factors before purchasing the Class A Common Stock offered hereby.

ECONOMIC FACTORS

 RISK OF ECONOMIC RECESSION OR DOWNTURN

  The Company's business, financial condition and results of operations may be affected by various economic factors, including the level of economic activity in the markets in which the Company operates. Unfavorable economic conditions may make it more difficult for the Company to maintain both its new business origination volume and the credit quality thereof at levels previously attained. The Company's growth is dependent to a significant degree upon its ability to generate new finance receivables, and in an economic recession or other adverse economic environment, growth in finance receivables may not be attainable.

  Certain of the Company's business categories are subject to industry-specific economic factors. Demand for the Company's products with respect to targeted industries is affected by demand for such industries' services and products, and an economic downturn or slowdown in certain of these industries could adversely affect the demand for the Company's products. For example, the Company's U.S. factoring business, which generated 9.6% of the Company's revenues in 1997, could be adversely affected by a downturn in the textile and apparel markets, which are key markets served by such business. The textile and apparel markets contributed 20% and 65%, respectively, of the Company's U.S. factoring business revenues in 1997. Also, 17% of the Company's portfolio of lending assets and investments in 1997 consisted of commercial real estate finance assets. The Company's real estate finance activities could be adversely affected by a downturn in the commercial real estate markets, which markets have been characterized by cyclicality and may be significantly affected by certain factors, such as changes in tax regulations or interest rates. In addition, the Company realized 5.4% of its revenues in 1997 from net gains on equity investments, the continuation of which is dependent upon the performance of the equity markets, which have historically been volatile. Volatility in the capital markets could also adversely affect the timing and profitability of certain securitization transactions. Consequently, there can be no assurance that adverse economic conditions generally or in the commercial real estate markets, the capital markets or certain other markets or industries served by the Company will not have a material adverse effect on the Company's business, financial position or results of operations.

  In an economic recession or under other adverse economic conditions, nonearning assets and writedowns are likely to increase as debtors are more likely to be unable to meet contractual terms and their payment obligations. For example, the economic recession in the United States in the early 1990's adversely impacted the Company's pre-1990 Corporate Finance and Real Estate Finance portfolio, resulting in higher non-earning assets and writedowns. These portfolios were underwritten with significantly higher risk parameters than those parameters employed by the Company since 1990. Although the Company maintains an allowance for losses of receivables in an amount which it believes is sufficient to provide adequate protection against potential writedowns in its entire portfolio, this allowance could prove to be insufficient. Adverse economic conditions may cause declines in the Company's ability to realize the value of collateral securing certain of the Company's finance receivables or in the value of equipment subject to lease agreements. See "--Allowance for Losses of Receivables".

  An economic recession or downturn could contribute to a downgrading of the Company's credit ratings, which likely would increase the Company's funding costs, and could decrease its net interest income, limit its access to the capital markets or result in a decision by the lenders under the Company's existing bank credit facilities not to extend such credit facilities after their expiration. There can be no assurance that a decline in economic conditions will not have a material adverse effect on the Company's business, financial position or results of operations. See "--Limitations Upon Liquidity and Capital Raising".

 INTEREST RATE RISK

  The Company's operating results and cash flow depend to a great extent upon its level of net interest income (or "spread"), which is the difference between total interest income earned on earning assets, such as loans and investments, and total interest expense paid on interest-bearing liabilities, such as borrowings. The amount of net interest income is affected by changes in the volume and mix of earning assets, the level of rates earned on those assets, the volume of interest-bearing liabilities and the level of rates paid on those interest-bearing liabilities.

  Although the Company has an active and comprehensive approach to managing its interest rate risk, including matching the anticipated maturities of its interest rate sensitive assets and interest rate sensitive liabilities and closely monitoring product pricing to remain responsive to changing market interest rates, significant increases in market interest rates, or (in the case of floating rate borrowers) the perception that an increase may occur, could adversely affect both the Company's ability to originate new finance receivables and its ability to grow. Conversely, a decrease in interest rates could result in an acceleration in the prepayment of owned and managed finance receivables. In addition, changes in market interest rates or in the relationships between short-term and long-term market interest rates or between different interest rate indices (i.e., basis risk) could affect the interest rates earned on interest-earning assets differently than the interest rates paid on interest-bearing liabilities, which could result in an increase in interest expense relative to interest income. An increase in market interest rates also could adversely impact the ability of the Company's floating-rate borrowers to meet their higher payment obligations, which could result in an increase in nonearning assets and writedowns.

 EXCHANGE RATE FLUCTUATIONS AND OTHER INTERNATIONAL FACTORS

  At December 31, 1997, international revenues constituted 14.7% of the Company's total revenues. Such international revenues were generated from activities of the Company's subsidiaries and international joint ventures in Europe (12.0%), Asia/Pacific (2.1%) and Latin America (0.6%). The Company expects that in future years it will continue to generate a meaningful portion of its revenues from international operations. Although, to date, foreign currency exchange rate fluctuations have not had a material adverse effect on the Company's business, financial condition or results of operations, there can be no assurance that they will not have such a material adverse effect in the future. Foreign currency exchange rate fluctuations can have a material adverse effect on the total level of international revenues generated by the Company from international asset based financing and factoring. Over time, reported results from the Company's consolidated operations and joint ventures in foreign countries may fluctuate in response to exchange rate movements in relation to the U.S. dollar. Because Western European operations and joint ventures, primarily in France and Holland, are the largest areas of the Company's international activities, reported results will be most affected by the exchange rate movements in the currencies of Western European countries. Reported results will be influenced to a lesser extent by the exchange rate movements in the currencies of other countries in which the Company's subsidiaries and joint ventures are located. In addition, an economic recession or downturn or increased competition in the international markets in which the Company operates could adversely affect the Company. Other risks inherent in conducting international business operations generally include political and macro-economic instability, changes in regulatory requirements and taxes, unreliability of judicial processes, and financial market instability and illiquidity. For example, although not material to the Company's consolidated financial results, during 1996 and 1997, the Company recorded higher levels of nonearning assets and writedowns on receivables which were originated by its Mexican subsidiary prior to the devaluation of the Mexican peso in December 1994. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, instability or adverse economic conditions in international markets may adversely affect the businesses of the Company's domestic customers, which could adversely affect such customers' demand for the Company's products. See "Certain Relationships and Related Transactions-- Purchase of Interest in International Group from Fuji Bank".

LIMITATIONS UPON LIQUIDITY AND CAPITAL RAISING

  The Company's primary sources of funds are cash flow from operations, commercial paper borrowings, issuances of medium-term notes and other term debt securities, and, to a lesser extent, securitizations, syndications and other loan sales. At December 31, 1997, commercial paper borrowings were $2.6 billion, and amounts due on term debt within one year were $2.0 billion. In the past, a downgrade in the Company's credit ratings has resulted in an increase in the Company's interest expense. There can be no assurance there will not be a downgrade in the Company's credit ratings in the future or, if such downgrading does occur, that it will not result in an increase in the Company's interest expense or have an adverse impact on the Company's ability to access the commercial paper market or the public and private debt markets. These events could in turn have a material adverse effect on the Company's business, financial position or results of operations. If the Company is unable to access such markets on acceptable terms, it could utilize its bank credit and receivable sale facilities, cash flow from operations and portfolio liquidations to satisfy its liquidity needs. At December 31, 1997, the Company had committed bank credit facilities totalling $4.0 billion, including $1.5 billion under a 364-day facility expiring April 7, 1998 (which the Company intends to renew), representing 122% of outstanding commercial paper and short-term borrowings from unaffiliated entities. Although the Company believes that such bank credit and receivable sale facilities should provide sufficient additional liquidity to the Company under foreseeable conditions, there can be no assurance that such facilities would provide adequate liquidity to the Company following a downgrade in its credit ratings or other adverse conditions or that such facilities will be renewed.

  The Company funds its operations independently of Fuji Bank and believes that the business of, and the outlook for, Fuji Bank is not necessarily closely related to the business of, and the outlook for, the Company. However, in the past when Fuji Bank's credit ratings have been downgraded, the Company's credit ratings have also been downgraded. On January 29, 1998, Moody's Investors Service, Inc. ("Moody's") lowered the Company's senior debt rating to A3 from A2 and its commercial paper rating to P-2 from P-1. Prior to this rating action, Moody's had given credit to the implicit and explicit support of Fuji Bank in determining the Company's credit ratings. This rating action was triggered by the weakening of Fuji Bank's credit ratings and, according to Moody's, placed the Company's credit ratings at levels that are more reflective of the Company's underlying financial fundamentals without the support of Fuji Bank. The Company estimates that its increased cost of borrowing due to this rating action by Moody's in January 1998 will result in an increase in interest expense for the Company, which increase is not expected to exceed $10 million on an annual basis. There can be no assurance that a future downgrading of Fuji Bank's credit ratings would not have a material adverse impact on the Company's credit ratings. Therefore, a deterioration in the financial condition of Fuji Bank could result in increased borrowing costs to the Company and could impair the Company's access to the public and private capital markets, which could have a material adverse effect on the Company's business, financial position or results of operations.

  For as long as Fuji Bank elects to maintain its beneficial ownership percentage of the Company, the Company may be constrained in its ability to raise common or preferred equity capital. Except as provided under the Company's Keep Well Agreement with Fuji Bank, dated as of April 23, 1983 and as subsequently amended (the "Keep Well Agreement"), Fuji Bank is not under any obligation to make future capital contributions. See "Certain Relationships and Related Transactions--Relationship with Fuji Bank--Keep Well Agreement".

CONTROL BY AND RELATIONSHIP WITH FUJI BANK

  Fuji Bank is currently the beneficial owner of all of the common stock of the Company. Upon consummation of the Offerings, Fuji Bank will beneficially own 100% of the outstanding Class B Common Stock, which will, due to the limitation on the voting power of the Class B Common Stock while held by Fuji Bank, represent, in the aggregate, 79.0% of the combined voting power of all of the outstanding Common Stock (regardless of whether the Underwriters' over-allotment options are exercised) and 60.4% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the Company (57.0% if the Underwriters' over-allotment options are exercised in full). For as long as Fuji Bank continues to beneficially own shares of Common Stock representing more than 50% of the combined voting power of the Class A Common Stock and Class B Common Stock, Fuji Bank will be able to direct the election of all of the members of the Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to (i) mergers or other business combinations involving the Company, (ii) the acquisition or disposition of assets by the Company, (iii) the incurrence of indebtedness by the Company, (iv) the issuance of any additional Common Stock or other equity securities and (v) the payment of dividends with respect to the Common Stock. See "--Limitations upon Liquidity and Capital Raising". Similarly, Fuji Bank will have the power to (i) determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, (ii) prevent or cause a change in control of the Company or (iii) take other actions that might be favorable to Fuji Bank and disadvantageous to the Company or holders of the Class A Common Stock. In the foregoing situations or otherwise, various conflicts of interest between the Company or the holders of the Class A Common Stock and Fuji Bank could arise. Ownership interests of the Company's directors or officers in Fuji Bank's common stock or service as a director, officer or other employee of both the Company and Fuji Bank could create, or appear to create, potential conflicts of interest when those directors, officers and employees are faced with decisions that could have different implications for the Company or the holders of Class A Common Stock, on the one hand, and Fuji Bank, on the other hand. The Company's Amended and Restated Certificate of Incorporation will include certain provisions relating to the allocation of business opportunities that may be suitable for both the Company and Fuji Bank. See "-- Shares Eligible for Future Sale; Possible Future Sales by Fuji Bank", "Shares Available for Future Sale", "Certain Relationships and Related Transactions-- Relationship with Fuji Bank" and "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions--Corporate Opportunities".

ALLOWANCE FOR LOSSES OF RECEIVABLES

  The Company maintains an allowance for losses of receivables at an amount which it believes is sufficient to provide adequate protection against potential losses in its entire receivables portfolio. The level of the allowance for losses of receivables is determined principally on the basis of
(i) the current credit quality of the portfolio and trends in such quality,
(ii) the current mix of finance receivables, (iii) the size and historical loss experience of the portfolio and (iv) current and anticipated future economic conditions. The allowance for losses reflects management's judgment of the loss potential, after considering factors such as the nature and characteristics of obligors, the collectibility and workout potential of loans identified as potential problems, economic conditions and trends, charge-off experience, delinquencies and the value of underlying collateral and guarantees, including recourse to dealers and manufacturers. Although the allowance for losses of receivables in the Company's balance sheet as of December 31, 1997 is considered adequate by the Company's management, there can be no assurance that this allowance will prove to be adequate over time to cover losses in the Company's receivables portfolio. This allowance for losses may prove to be inadequate due to unanticipated adverse changes in the economy generally or discrete events that adversely affect specific customers, industries or markets. The Company's business, financial position or results of operations could be materially adversely affected to the extent that the Company's allowance for losses of receivables is insufficient to cover such unanticipated changes or events. See "--Economic Factors--Risk of Economic Recession or Downturn", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Management--Portfolio Quality-- Allowance for Losses".

VARIABILITY OF QUARTERLY OPERATING RESULTS

  The Company's results of operations may vary significantly from quarter to quarter based upon the timing of certain events, such as securitizations and net investment gains, and upon other factors, including these "Risk Factors". For example, the Company securitized approximately $1.1 billion of its CMBS receivables in March 1998. The Company realized a gain on this securitization that may cause operating revenues and net income in the first quarter of 1998 to be higher than those in certain other quarters of 1998. See "Prospectus Summary--Recent Developments", "Business--Real Estate Finance" and Note 18 of the notes to the consolidated financial statements appearing elsewhere in this Prospectus.

ATTRACTION AND RETENTION OF QUALIFIED PERSONNEL

  The Company's success depends to a significant degree upon the contributions of management, sales and credit personnel. Competition for qualified personnel in the commercial finance industry is intense, and there can be no assurance that the Company will be able to attract and retain qualified and experienced employees. The strength of the U.S. economy generally and the commercial finance markets specifically, as well as enhanced competition within the commercial finance markets, has intensified demand for qualified personnel with significant industry experience, making hiring and retaining such individuals by the Company increasingly difficult. Any difficulty in attracting and retaining qualified employees on acceptable terms could have a material adverse effect on the Company's business, financial position or results of operations.

COMPETITION

  The Company's markets are highly fragmented and extremely competitive and are characterized by competitive factors that vary by product and geographic region. The Company's competitors include other commercial finance companies, national and regional banks and thrift institutions, investment banks, leasing companies, investment companies, manufacturers and vendors. Competition from both traditional competitors and new market entrants has been intensified in recent years by an improving economy, growing marketplace liquidity and increasing recognition of the attractiveness of the commercial finance markets. In addition, the rapid expansion of the securitization markets is dramatically reducing the difficulty in obtaining access to capital, which is the principal barrier to entry into these markets. This is further intensifying competition in certain market segments, including increasing competition from specialized securitization lenders which offer aggressive pricing terms.

  The Company competes primarily on the basis of pricing, terms, structure and service in many of its markets. Competitors of the Company seek to compete aggressively on the basis of these factors and the Company may lose market share to the extent it is unwilling to match its competitors' pricing, terms and structure in order to maintain its spreads or to maintain its credit discipline. To the extent that the Company matches competitors' pricing, terms or structure, it may experience decreased spreads and/or increased risk of credit losses. Many of the Company's competitors are large companies that have substantial capital, technological and marketing resources, and some of these competitors are larger than the Company and may have access to capital at a lower cost than the Company. Further, the size and access to capital of certain of the Company's competitors are being enhanced by the recent surge in consolidation activity in the commercial and investment banking industries. Also, the Company's competitors include businesses that are not affiliated with bank holding companies and therefore are not subject to the same extensive federal regulations that govern bank holding companies. As a result, such non-banking competitors may engage in certain activities which currently are prohibited to the Company. See "--Regulation", "Business--Competition" and "Business--Regulation".

REGULATION

  The Company is subject to federal and state regulation and supervision in the jurisdictions in which it operates. Such regulation and supervision are primarily for the benefit and protection of the Company's customers, and not for the benefit of investors, and could limit the Company's discretion in operating its businesses and its opportunity to derive a profit from its business. For example, state laws often establish maximum allowable finance charges for certain commercial loans. Noncompliance with applicable statutes or regulations could result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties. No assurance can be given that applicable laws or regulations will not be amended or construed differently, that new laws and regulations will not be adopted or that the Company will not be prohibited by state laws from raising interest rates above certain desired levels, any of which could adversely affect the business, financial condition or results of operations of the Company. See "Business--Regulation".

  Because the Company is an indirect subsidiary of Fuji Bank, the Company and its activities are examined by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and are subject to limitations imposed by the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and related regulations of the Federal Reserve. The ability of the Company to engage in new activities or to acquire securities or assets of another company is regulated by the Bank Holding Company Act. In general, the new activity or the activity of the other company must be one that the Federal Reserve has determined to be closely related to banking, and the Company must have obtained the approval of the Federal Reserve to engage in such activity. To obtain the Federal Reserve's approval, Fuji Bank must submit a notice that provides information both about the proposed activity or acquisition and about the financial condition and operations of Fuji Bank and the Company. The Bank Holding Company Act will continue to apply to the Company for as long as Fuji Bank holds 25% or more of any class of the Company's voting stock or otherwise is deemed to control the management or operations of the Company under the Bank Holding Company Act and the Federal Reserve's regulations and interpretations thereunder.

  In addition, certain of the Company's equity investments and small business lending activities are subject to the supervision and regulation of the SBA. There can be no assurance that these regulations will not have a material adverse effect on the Company's business, financial condition or results of operations in the future. See "Business--Regulation".

LIMITATIONS UPON PAYMENT OF DIVIDENDS

  The Company is prohibited from paying cash dividends on the Common Stock unless all declared dividends on all outstanding shares of the Company's Fixed Rate Noncumulative Perpetual Senior Preferred Stock, Series C (the "Series C Preferred Stock") and full cumulative dividends on all outstanding shares of the Company's Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") have been paid. Though such dividends on the Company's Series C Preferred Stock and Series A Preferred Stock have been paid in full to date, there can be no assurance that the Company will continue to pay such dividends on a timely basis.

  Certain covenants in the Company's credit agreements have the indirect effect of limiting the amount of dividends that the Company may pay. The most restrictive of these covenants require that the Company not permit (i) consolidated stockholders' equity (as defined in the credit agreements) at the end of any fiscal quarter of the Company to be less than $1 billion ($900 million through March 31, 1998) or (ii) consolidated debt (as defined in the credit agreements) to exceed ten times consolidated stockholders' equity (as defined in the credit agreements) at the end of any fiscal quarter of the Company. The Company may agree to further restrictions in other agreements relating to loans, debt securities or other arrangements.

  The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors, and no assurance can be given that the Company will pay dividends. The Company may cease to pay dividends at any time. The Board of Directors' determination as to the payment of dividends will depend upon, among other things, general business conditions, the Company's financial results, contractual, legal and regulatory restrictions regarding the payment of dividends by the Company (including those described above), the credit ratings of the Company and such other factors as the Board of Directors may consider to be relevant. For a discussion of the Company's dividend policy and certain related matters, see "Dividend Policy".

  The Company believes that maintaining its ratio of debt (net of short-term investments) to total stockholders' equity within certain parameters is an important factor in maintaining its existing credit ratings. Accordingly, under certain circumstances, the Company's ability to pay dividends may be restricted while the Company maintains levels of debt which management believes are appropriate.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE FUTURE SALES BY FUJI BANK

  Fuji Bank has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offerings. Fuji Bank, FAHI and the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Goldman, Sachs & Co. See "Underwriting". Under the Keep Well Agreement, as currently in effect, neither Fuji Bank nor any of its subsidiaries may sell, pledge or otherwise dispose of shares of the Company's common stock, or permit the Company to issue shares of its common stock, except to Fuji Bank or a Fuji Bank affiliate. However, prior to the consummation of the Offerings, the Keep Well Agreement will be amended to allow the Company or Fuji Bank or any of its affiliates to sell or dispose of Common Stock to any person or entity, provided that after any such sale or disposition, Fuji Bank (directly, or indirectly through one or more subsidiaries) continues to hold greater than 50% of the combined voting power of the outstanding Common Stock. This provision may be subject to further amendment by the Company and Fuji Bank without the approval of any of the Company's securityholders. As a result, there can be no assurance as to the period of time during which Fuji Bank will continue to maintain the same beneficial ownership of Common Stock to be beneficially owned by it immediately following the Offerings. Subject to applicable federal securities laws and the restrictions described above, after completion of the Offerings, Fuji Bank may sell any and all of the shares of Common Stock owned by it.

  Prior to consummation of the Offerings, the Company will grant certain registration rights to Fuji Bank, its subsidiaries and any Qualified Transferee (as defined below). Sales or distribution by any such person of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for shares of Class A Common Stock. See "Shares Available for Future Sale" and "Certain Relationships and Related Transactions--Relationship with Fuji Bank-- Registration Rights Agreement".

NO PRIOR MARKET FOR CLASS A COMMON STOCK

  Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price of the Class A Common Stock will be determined by negotiations between the Company and the Underwriters. There can be no assurance that the initial public offering price will correspond to the price at which the Class A Common Stock will trade in the public market subsequent to the Offerings or that an active public market for the Class A Common Stock will develop and continue after the Offerings. See "Underwriting".

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Amended and Restated Certificate of Incorporation and the Company's Amended and Restated By-Laws may render more difficult or have the effect of discouraging unsolicited takeover bids from third parties or the removal of incumbent management of the Company. See "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions". Although such provisions do not have a substantial practical significance to investors while Fuji Bank controls the Company, such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices should Fuji Bank's voting power decrease to less than 50%.

PAYMENT OF PROCEEDS TO FAHI

  The Company currently expects that substantially all of the net proceeds of the Offerings will be paid to FAHI (i) to repay indebtedness of the Company, consisting of a subordinated promissory note in the principal amount of $450 million issued on February 24, 1998 as a dividend to FAHI and (ii) in respect of a cash dividend to FAHI, as the sole holder of the Class B Common Stock, following the consummation of the Offerings. Accordingly, the Company will retain an insignificant portion of the net proceeds from the Offerings. See "Use of Proceeds".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus contains, and the documents incorporated by reference herein contain, certain "forward-looking statements" (as defined in Section 27A of the Securities Act) that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of the Company or its management and are subject to certain risks, uncertainties and contingencies which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following: (i) the success or failure of the Company's efforts to implement its business strategy; (ii) the effect of economic conditions and the performance of borrowers; (iii) actions of the Company's competitors and the Company's ability to respond to such actions; (iv) the cost of the Company's capital, which depends in part on the Company's portfolio quality, ratings, prospects and outlook and general market conditions; (v) changes in governmental regulations, tax rates and similar matters; and (vi) the other factors discussed under the heading "Risk Factors" and elsewhere in this Prospectus. The Company assumes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offerings, after the deduction of estimated underwriting discounts and expenses payable by the Company, are estimated to be approximately $762 million ($876 million if the Underwriters' over-allotment options are exercised in full). The Company currently intends to use $450 million of such net proceeds to repay indebtedness of the Company, consisting of a $450 million promissory note issued on February 24, 1998 (the "FAHI Note") as a dividend from the Company to FAHI. The FAHI Note, which is subordinated to all senior indebtedness of the Company, bears interest at a rate of LIBOR plus 0.50% per annum and matures on February 24, 2004. The FAHI Note may be prepaid at any time without premium or penalty. The Company currently expects to use approximately $309 million of the net proceeds to pay a cash dividend to FAHI, as the sole holder of the Class B Common Stock, following the consummation of the Offerings. See "Dividend Policy".

                                DIVIDEND POLICY

  The holders of the Class A Common Stock and Class B Common Stock share ratably on a per share basis in all dividends and other distributions on the Common Stock declared by the Board of Directors, except that holders of Class A Common Stock will not be entitled to receive the cash dividend which the Company expects to pay to FAHI, as the sole holder of the Class B Common Stock, with a portion of the net proceeds of the Offerings. The Company is prohibited from paying cash dividends on the Common Stock unless all declared dividends on all outstanding shares of Series C Preferred Stock and full cumulative dividends on all outstanding shares of Series A Preferred Stock have been paid. The Board of Directors currently intends to declare and pay quarterly dividends on both its Class A Common Stock and Class B Common Stock. It is expected that the first quarterly dividend to be paid ratably to the holders of Class A Common Stock and Class B Common Stock will be the dividend in respect of the quarter ending September 30, 1998, which will be the first full quarter following consummation of the Offerings. This dividend will be $0.09 per share (a rate of $0.36 per share annually) and will be paid in the fourth quarter of 1998. The only dividend expected to be paid in respect of the quarter ending June 30, 1998 is the dividend expected to be paid to FAHI following the consummation of the Offerings. See "Use of Proceeds".

  The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors, and no assurance can be given that the Company will pay such dividend or any further dividends. The determination as to the payment of dividends will depend upon, among other things, general business conditions, the Company's financial results, contractual, legal and regulatory restrictions regarding the payment of dividends by the Company, the credit ratings of the Company, planned investments by the Company and such other factors as the Board of Directors deems relevant. See "Risk Factors-- Limitations Upon Payment of Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

  The Company paid cash dividends to its former immediate parent, Heller International Corporation ("HIC"), of $43 million (plus $26 million in the form of International Group preferred stock), $58 million and $54 million during the years ended December 31, 1997, 1996 and 1995, respectively. The dividends historically paid to HIC by the Company are not indicative of its future dividend policy.

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1997, (i) the capitalization of the Company and (ii) such capitalization as adjusted to give effect to (a) the reclassification of the Company's common stock into shares of Class A Common Stock and Class B Common Stock, (b) the registered issuance of the Series C Preferred Stock in exchange for the Company's privately issued Fixed Rate Noncumulative Perpetual Senior Preferred Stock, Series B (the "Series B Preferred Stock") pursuant to registration rights of the holders of Series B Preferred Stock, (c) the payment of a $450 million dividend to FAHI in the form of the FAHI Note, (d) the sale by the Company of the 33,500,000 shares of Class A Common Stock offered in the Offerings and the application of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and expenses of the Offerings, to repay indebtedness of the Company, consisting of the FAHI Note, and to pay the cash dividend expected to be paid to FAHI, as the sole holder of the Class B Common Stock, following the consummation of the Offerings and (e) the Company's purchase of Fuji Bank's 21% interest in International Group for approximately $83 million, to be effected upon consummation of the Offerings. See "Use of Proceeds". This table is qualified by, and should be read in conjunction with, the consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                             DECEMBER 31, 1997
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                               (IN MILLIONS)
LONG-TERM DEBT:
  Commercial paper and short-term borrowings............... $ 3,432   $ 3,432
  Long-term debt...........................................   6,004     6,084
                                                            -------   -------
    Total debt.............................................   9,436     9,516
MINORITY INTEREST..........................................      87         7
STOCKHOLDERS' EQUITY:
  Cumulative Perpetual Senior Preferred Stock, Series A,
   $0.01 par value, 5,000,000 shares authorized, issued and
   outstanding, actual and as adjusted.....................     125       125
  Fixed Rate Noncumulative Perpetual Senior Preferred
   Stock, Series B, $0.01 par value, 1,500,000 shares
   authorized, issued and outstanding, actual; no shares
   authorized, issued and outstanding, as adjusted.........     150       --
  Fixed Rate Noncumulative Perpetual Senior Preferred
   Stock, Series C, $0.01 par value, no shares authorized,
   issued and outstanding, actual; 1,500,000 shares
   authorized, issued and outstanding, as adjusted.........     --        150
  Class B Common Stock, $0.25 par value, 300,000,000 shares
   authorized and 51,050,000 shares issued and outstanding,
   actual and as adjusted(1)...............................      13        13
  Class A Common Stock, $0.25 par value, no shares
   authorized, issued and outstanding, actual; 500,000,000
   shares authorized and 33,500,000 shares issued and
   outstanding, as adjusted(2).............................     --          8
  Paid-in capital..........................................     672     1,382
  Retained earnings........................................     718       --
                                                            -------   -------
    Total stockholders' equity............................. $ 1,678   $ 1,678
                                                            -------   -------
      Total capitalization................................. $11,201   $11,201
                                                            =======   =======

--------
(1) In February 1998, the Company reclassified the 105 shares of the Company's common stock held by FAHI into Class B Common Stock and declared and paid a dividend of 51,049,895 shares of Class B Common Stock to FAHI. Such reclassification and dividend have been retroactively reflected in the December 31, 1997 totals.
(2) Excludes (i) 505,912 shares of restricted Class A Common Stock and 1,242,250 shares of Class A Common Stock issuable upon the exercise of options, which shares of restricted Class A Common Stock and options are to be granted to certain officers and employees of the Company upon consummation of the Offerings, and (ii) 4,593,088 shares of Class A Common Stock reserved for issuance with respect to awards that may be granted in the future under the Heller Financial, Inc. 1998 Stock Incentive Plan. See "Management--Executive Compensation--The 1998 Stock Incentive Plan".

                            SELECTED FINANCIAL DATA

  The results of operations and balance sheet data of the Company for each of the years in the three-year period ended December 31, 1997 and as of December 31, 1997 and 1996, respectively, were derived from the audited consolidated financial statements of the Company, and the notes thereto, appearing elsewhere in this Prospectus. The results of operations and balance sheet data for each of the years in the two-year period ended December 31, 1994 and as of December 31, 1995, 1994 and 1993, respectively, except 1994 and 1993 net income applicable to common stock and basic and diluted net income applicable to common stock per share, and pro forma amounts for all years, were derived from audited consolidated financial statements of the Company, and the notes thereto, which are not presented herein. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                             YEAR ENDED DECEMBER 31,
                                       ---------------------------------------
                                       1997(1)   1996    1995    1994    1993
                                       -------  ------  ------  ------  ------
                                         (IN MILLIONS, EXCEPT PER SHARE
                                                      DATA)
RESULTS OF OPERATIONS:
Interest income....................... $   924  $  807  $  851  $  702  $  620
Interest expense......................     516     452     464     336     264
                                       -------  ------  ------  ------  ------
  Net interest income.................     408     355     387     366     356
Fees and other income.................     206      79     148     117      88
Factoring commissions.................     104      55      50      53      50
Income of international joint
 ventures.............................      36      44      35      21      23
                                       -------  ------  ------  ------  ------
  Operating revenues..................     754     533     620     557     517
Operating expenses....................     357     247     216     195     174
Provision for losses..................     164     103     223     188     210
                                       -------  ------  ------  ------  ------
  Income before income taxes and
   minority interest..................     233     183     181     174     133
Income tax provision..................      66      43      49      51      11
Minority interest.....................       9       7       7       5       5
                                       -------  ------  ------  ------  ------
  Net income.......................... $   158  $  133  $  125  $  118  $  117
                                       =======  ======  ======  ======  ======
  Net income applicable to common
   stock.............................. $   144  $  123  $  115  $  108  $  107
Basic and diluted net income
 applicable to common stock per
 share(2).............................    2.82    2.41    2.25    2.12    2.10
Pro forma net income applicable to
 common stock per share(3)............    1.70
                                                  DECEMBER 31,
                                       ---------------------------------------
                                       1997(1)   1996    1995    1994    1993
                                       -------  ------  ------  ------  ------
                                         (IN MILLIONS, EXCEPT PER SHARE
                                                      DATA)
BALANCE SHEET DATA:
Receivables........................... $10,722  $8,529  $8,085  $7,616  $7,062
Allowance for losses of receivables...    (261)   (225)   (229)   (231)   (221)
Equity and real estate investments....     488     419     428     399     167
Debt securities.......................     311     251     152      69      55
Operating leases......................     195     135     113     166     148
Investment in international joint
 ventures.............................     198     272     233     174     144
Total assets..........................  12,861   9,926   9,638   8,476   7,913
                                       =======  ======  ======  ======  ======
Commercial paper and short-term
 borrowings...........................   3,432   2,745   2,223   2,451   1,981
Long-term debt........................   6,004   4,761   5,145   3,930   3,968
                                       -------  ------  ------  ------  ------
Total debt............................ $ 9,436  $7,506  $7,368  $6,381  $5,949
                                       =======  ======  ======  ======  ======
Total liabilities..................... $11,096  $8,402  $8,208  $7,107  $6,625
Preferred stock.......................     275     125     125     125     125
Common equity.........................   1,403   1,342   1,259   1,205   1,128
                                       -------  ------  ------  ------  ------
    Total stockholders' equity........ $ 1,678  $1,467  $1,384  $1,330  $1,253
                                       =======  ======  ======  ======  ======
Pro forma book value per common
 share(3)(4).......................... $ 16.59

                                          AS OF, OR FOR THE YEAR ENDED,
                                                  DECEMBER 31,
                                       ---------------------------------------
                                       1997(1)   1996    1995    1994    1993
                                       -------  ------  ------  ------  ------
                                         (IN MILLIONS, EXCEPT NUMBER OF
                                         EMPLOYEES AND OFFICE LOCATIONS)
SELECTED DATA AND RATIOS:
PROFITABILITY
  Net interest income as a percentage
   of AFE(5)..........................     4.0%    4.1%    4.6%    4.7%    4.7%
  Non-interest operating revenues as a
   percentage of AFE(5)...............     3.5     2.0     2.7     2.5     2.2
  Operating revenues as a percentage
   of AFE(5)..........................     7.5     6.1     7.3     7.2     6.9
  Return on average common
   stockholders' equity(6)............    10.5     9.4     9.3     9.2    10.0
  Return on AFE(5)....................     1.6     1.5     1.5     1.5     1.6
  Ratio of earnings to combined fixed
   charges and preferred stock
   dividends(7).......................    1.39x   1.36x   1.34x   1.45x   1.44x
  Salaries and general operating
   expenses as a percentage of AFE(5).     3.5%    2.8%    2.6%    2.5%    2.3%
  Ratio of operating expenses to
   operating revenues.................    47.3    46.3    34.8    35.0    33.7
  Common dividend payout ratio(8).....    47.7    47.2    47.0    20.4     1.9
  Cash dividends paid on common stock
   per share(9)....................... $  0.84  $ 1.14  $ 1.06  $ 0.43  $ 0.04
CREDIT QUALITY
  Ratio of earning loans delinquent 60
   days or more to receivables........     1.4%    1.7%    1.4%    1.4%    2.1%
  Ratio of net writedowns to average
   lending assets.....................     1.5     1.3     2.9     2.4     2.8
  Ratio of total nonearning assets to
   total lending assets...............     1.4     3.3     3.6     4.0     5.9
  Ratio of allowance for losses of
   receivables to receivables.........     2.4     2.6     2.8     3.0     3.1
  Ratio of allowance for losses of
   receivables to net writedowns......     1.8x    2.1x    1.0x    1.3x    1.1x
  Ratio of allowance for losses of
   receivables to nonearning impaired
   receivables........................   185.1%   85.2%   87.7%   81.3%   83.7%
LEVERAGE
  Ratio of debt (net of short-term
   investments) to total stockholders'
   equity.............................     5.2x    5.0x    5.0x    4.7x    4.7x
  Ratio of commercial paper and short-
   term borrowings to total debt......    36.4%   36.6%   30.2%   38.4%   33.3%
OTHER
  Total lending assets and
   investments(10).................... $11,928  $9,620  $9,039  $8,443  $7,742
  Funds employed(5)...................  10,673   9,030   8,542   7,991   7,309
  Total managed assets(11)............  11,800   9,574   9,137   8,414   7,422
  Number of employees.................   2,339   1,527   1,487   1,404   1,307
  Number of office locations..........      63      52      36      33      24

--------
(1) The financial data presented for 1997 reflect the Company's purchase (through its subsidiary, International Group) of its joint venture partner's interest in Factofrance in April 1997 for $174 million, which resulted in Factofrance being reported on a consolidated basis with the Company as of the date of acquisition. The Company financed this acquisition through the issuance of senior debt. The premium related to this purchase was allocated as follows: $78 million to goodwill and $18 million to a noncompetition agreement. The consolidation of Factofrance resulted in increases of $2.0 billion, $94 million, $59 million and 570 in total assets, operating revenues, operating expenses and number of employees, respectively, during 1997 as compared to 1996. This acquisition had a modest favorable impact on the Company's 1997 net income, as earnings from the Company's increased ownership interest in Factofrance were partially offset by costs related to the acquisition (including interest on the senior debt issued to finance the acquisition).
(2) Reflects historical net income applicable to common stock divided by weighted average common shares outstanding of 51,050,000 in each year. The historical net income applicable to common stock per share is not indicative of future net income applicable to common stock per share. In February 1998, the Company reclassified the 105 shares of the Company's common stock held by FAHI into Class B Common Stock and declared and paid a dividend of 51,049,895 shares of Class B Common Stock to FAHI. Such reclassification and dividend have been retroactively reflected in the Company's consolidated financial statements.
(3) Based upon 84,550,000 shares of Common Stock to be outstanding upon consummation of the Offerings. Excludes (i) 505,912 shares of restricted Class A Common Stock and 1,242,250 shares of Class A Common Stock issuable upon the exercise of options, which shares of restricted Class A Common Stock and options are to be granted to certain officers and employees of the Company upon consummation of the Offerings, and (ii) 4,593,088 shares of Class A Common Stock reserved for issuance with respect to awards that may be granted in the future under the Heller Financial, Inc. 1998 Stock Incentive Plan. The Company will compute the cost of stock options in accordance with APB 25. If the Company were to use SFAS 123 and had the stock options been issued effective January 1, 1997, the compensation cost of these stock options would have reduced net income by $2.1 million, and pro forma net income applicable to common stock per share would have been $1.68 for 1997. The annual cost of the stock options was determined through the development of a valuation model which included assumptions of a ten-year option life, a risk-free interest rate of 5.67%, a dividend yield of 1.6%, and volatility of 19.44% based on industry peers' volatility. See "Management--Executive Compensation--The 1998 Stock Incentive Plan".
(4)  Book value represents total stockholders' equity, net of preferred stock.
(5) Funds employed include lending assets and investments, less credit balances of factoring clients. The Company believes funds employed are indicative of the dollar amount which it has loaned to borrowers. Average funds employed ("AFE") reflect the average of lending assets and investments, less credit balances of factoring clients.
(6) Return on average common stockholders' equity is computed as net income less preferred stock dividends paid divided by average total stockholders' equity net of preferred stock.
(7) The ratio of earnings to combined fixed charges and preferred stock dividends is calculated by dividing (i) income before income taxes, minority interest and fixed charges by (ii) fixed charges plus preferred stock dividends.
(8) Common dividend payout ratio is computed as common dividends paid, divided by net income applicable to common stock.
(9) Reflects cash dividends paid on common stock, divided by the weighted average common shares outstanding of 51,050,000. The historical cash dividends paid on common stock per share are not indicative of the future cash dividends to be paid on common stock per share.
(10) Total lending assets and investments consist of receivables, repossessed assets, equity and real estate investments, operating leases, debt securities and investments in international joint ventures.
(11) Total managed assets include funds employed, plus receivables previously securitized or sold and currently managed by the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Selected Financial Data and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The following discussion and analysis contains certain "forward-looking statements" (as defined in Section 27A of the Securities Act), which are generally identified by the words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions. Such statements are subject to certain risks, uncertainties and contingencies, including, but not limited to, those set forth under the heading "Risk Factors", which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. See "Special Note Regarding Forward-Looking Statements".

GENERAL

  The Company is in the commercial finance business, providing primarily collateralized financing and leasing products and related services to mid-sized and small businesses in the United States and selected international markets. The Company's operating revenues can be classified in two broad categories: (i) net interest income and (ii) non-interest income. Net interest income represents the total interest income earned by the Company, principally through its financing and leasing activities, less the total interest expense paid by the Company on its interest bearing liabilities, which largely relate to the funding of these financing and leasing activities. Non-interest income consists of factoring commissions, income from investments in international joint ventures, and fees and other income. Fees include loan servicing income, late fees, structuring fees, syndication fees and prepayment fees. Other income includes real estate participation income, gains from investments and from sales and securitizations of lending assets, and equipment residual gains. The Company's primary expenses, other than interest expense, are operating expenses, including employee compensation and general and administrative expenses, and provisions for credit losses.

  Prior to 1990, the Company's portfolio was not well-diversified with regard to client concentration and consisted primarily of highly leveraged Corporate Finance and Real Estate Finance assets. The pre-1990 portfolio contained assets with a substantial amount of risk, which resulted in a significant amount of net writedowns. The aggregate net writedowns on the lending assets in the pre-1990 portfolio were $1.1 billion between 1991 and 1997. Since 1990, the Company has changed its strategy and focused its efforts on decreasing the risk of its Corporate Finance and Real Estate Finance businesses through higher cash flow and collateral coverages, smaller retained positions and greater liquidity, while building its Asset Based Finance businesses which rely on more liquid collateral with more predictable value. As a result, the Company has built a lower risk, though lower yielding, well-diversified portfolio, with stronger collateralization. For these reasons, the Company categorizes its pre-1990 Corporate Finance and Real Estate Finance portfolio (its "pre-1990 portfolio") and the portfolio of its ongoing business categories (its "current portfolio") separately. While building its current portfolio, the Company has substantially reduced its pre-1990 portfolio by over $5 billion since December 31, 1990 to $492 million at December 31, 1997 and expects such portfolio's impact to be insignificant beginning in 1998. In this Prospectus, the pre-1990 portfolio is excluded from discussions of the Company's ongoing business categories and business groups and from presentations (both textual and tabular) of the financial condition and results of these business categories and groups. This Prospectus includes certain separate discussions and presentations regarding the composition and performance of the pre-1990 portfolio.

  In April 1997, the Company's subsidiary, International Group, completed its acquisition of Factofrance, the leading factoring company in France, from the Company's joint venture partner. Through this acquisition, International Group increased its ownership interest in Factofrance from

48.8% to 97.6%, which resulted in Factofrance being reported on a consolidated basis with the Company as of the date of purchase. Operating revenues, operating expenses, factoring commissions and fees and other income increased by $94 million, $59 million, $51 million and $20 million, respectively, for the year ended December 31, 1997 as a result of the Company's accounting for Factofrance's results on a consolidated basis. In addition, income of international joint ventures declined by $8 million, primarily due to this consolidation of Factofrance. This acquisition had a modest favorable impact on the Company's 1997 net income, as earnings from the Company's increased ownership interest in Factofrance were partially offset by related costs (including interest on senior debt issued to finance the acquisition).

  Upon consummation of the Offerings, the Company plans to purchase the 21% interest of Fuji Bank in International Group for total cash consideration of approximately $83 million. The Company intends to finance this acquisition through the issuance of senior debt, which will bear interest at a market rate and have such other terms as are determined at the time of issuance. This acquisition is expected to be accounted for using the purchase method of accounting, and the Company's net income will no longer be reduced by a minority interest in International Group, which totalled $10 million in 1997. Subsequent to the acquisition, the Company will incur ongoing costs associated with this acquisition, including interest expense related to the purchase price and certain income tax expenses that will be incurred due to the inclusion of International Group in the Company's consolidated U.S. federal income tax return. The Company currently estimates that the effect on net income of these costs and expenses will be approximately $5 million per year. See "Certain Relationships and Related Transactions--Purchase of Interest in International Group from Fuji Bank".

  The Company's results of operations may vary significantly from quarter to quarter based upon the timing of certain events, such as securitizations and net investment gains, and upon other factors, including those discussed under the heading "Risk Factors". For example, the Company securitized approximately $1.1 billion of CMBS receivables in March 1998. The Company realized a gain on this securitization that may cause operating revenues and net income in the first quarter of 1998 to be higher than those in certain other quarters of 1998. See "Prospectus Summary--Recent Developments", "Business--Real Estate Finance" and Note 18 of the notes to the consolidated financial statements appearing elsewhere in this Prospectus.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

 RESULTS OF OPERATIONS


  OVERVIEW. For the year ended December 31, 1997, the Company's net income totalled $158 million compared with $133 million for the prior year, an increase of 19%, representing the Company's fifth consecutive year of record net income. Net income applicable to common stock was $144 million for the year ended December 31, 1997, which represented an increase of 17%, from $123 million for the prior year. This reflected an increase of $221 million, or 41%, in operating revenues, due to growth in both net interest income and non-interest income. Of the increase in operating revenues, $94 million, or 43%, related to the consolidation of Factofrance. Operating revenues as a percentage of AFE rose to 7.5% in 1997 from 6.1% in 1996. See "--Operating Revenues--Non-Interest Income". For the year ended December 31, 1997, new business volume, which does not include factoring volume, totalled a record $6.0 billion, an increase of 47% over the prior year. This increase was the result of the Company's significant investment in building leadership positions in its businesses and in expanding market coverage. The Company's factoring volume totalled $15.5 billion in 1997, an $8.5 billion increase from the prior year, primarily due to the consolidation of Factofrance. The credit quality of the Company's portfolio was demonstrated by the low level of nonearning assets, which totalled $155 million, or 1.4% of lending assets, at December 31, 1997. In addition, the Company's allowance for losses of receivables at year end was significantly in excess of 100% of nonearning impaired receivables. The Company's pre-1990 portfolio was substantially reduced during 1997 and, as of December 31, 1997, represented 4% of total lending assets and investments. See "Risk Management--Portfolio Quality--Pre-1990 Portfolio".

  OPERATING REVENUES. The following table summarizes the Company's operating revenues for the years ended December 31, 1997 and 1996:

                                                   FOR THE YEAR ENDED DECEMBER
                                                               31,
                                                  -----------------------------
                                                       1997           1996
                                                  -------------- --------------
                                                         PERCENT        PERCENT
                                                  AMOUNT OF AFE  AMOUNT OF AFE
                                                  ------ ------- ------ -------
                                                          (IN MILLIONS)
      Net interest income........................  $408    4.0%   $355    4.1%
      Non-interest income:
        Fees and other income....................   206    2.1      79    0.9
        Factoring commissions....................   104    1.0      55    0.6
        Income of international joint ventures       36    0.4      44    0.5
                                                   ----    ---    ----    ---
          Total operating revenues...............  $754    7.5%   $533    6.1%
                                                   ====    ===    ====    ===

  Excluding the impact of the consolidation of Factofrance, operating revenues increased by 24% in 1997 from the prior year.

  Net Interest Income. The following table summarizes the Company's net interest income for the years ended December 31, 1997 and 1996:

                                              FOR THE
                                               YEAR
                                               ENDED
                                             DECEMBER
                                                31,      INCREASE/(DECREASE)
                                             ----------  ---------------------
                                             1997  1996   AMOUNT     PERCENT
                                             ----  ----  ---------  ----------
                                                     (IN MILLIONS)
      Interest income....................... $924  $807   $     117       14.5%
      Interest expense......................  516   452          64       14.2
                                             ----  ----   ---------
        Net interest income................. $408  $355   $      53       14.9
                                             ====  ====   =========
        Net interest income as a percentage
         of AFE.............................  4.0%  4.1%

  Net interest income totalled $408 million for the year ended December 31, 1997, an increase of $53 million, or 15%, from the comparable prior year period. This increase reflected growth in lending assets and investments and the consolidation of Factofrance, which contributed $28 million to this increase. Net interest margin as a percentage of AFE decreased to 4.0% at December 31, 1997 from 4.1% at December 31, 1996. This decline reflected the continued growth of the Company's lower risk, but lower yielding, Asset Based Finance products, competitive pricing pressures in certain product groups and higher originations of CMBS, which carry a lower yield than other products of the Company.

  Interest rates charged by the Company vary depending on risks and maturities of loans, competition, current costs of borrowing to the Company, state usury laws and other governmental regulations. The Company's portfolio of receivables earns interest at both variable and fixed rates. The variable rates float in accordance with various agreed upon reference rates, including LIBOR, the Prime Rate, the Treasury Bill Rate and corporate based lending rates.

  The Company uses interest rate swaps as an important tool for financial risk management, which enables it to match more closely the interest rate and maturity characteristics of its assets and liabilities. As such, interest rate swaps are used to change the characteristics of fixed rate debt to that of variable rate liabilities, to alter the characteristics of specific fixed rate asset pools to more closely match the interest terms of the underlying financing and to modify the variable rate basis of a liability to more closely match the variable rate basis used for variable rate receivables. A comparative analysis of the year-end principal outstanding and average interest rates paid by the Company on its debt as of December 31, 1997 and 1996, before and after giving effect to interest rate swaps, is shown in the following table:

                                                 DECEMBER 31,
                                  --------------------------------------------
                                          1997                   1996
                                  ---------------------  ---------------------
                                  YEAR-END BEFORE AFTER  YEAR-END BEFORE AFTER
                                  BALANCE  SWAPS  SWAPS  BALANCE  SWAPS  SWAPS
                                  -------- ------ -----  -------- ------ -----
                                                 (IN MILLIONS)
      Commercial paper--domestic
       and foreign...............  $2,560   5.71%  N/A    $2,576   5.63%  N/A
      Fixed rate debt............   3,951   6.90  6.67%    2,905   7.02  6.62%
      Variable rate debt.........   2,051   5.44  6.01     1,859   4.85  5.78
                                   ------                 ------
        Total....................  $8,562   6.19  6.44    $7,340   5.98  6.29
                                   ======                 ======

  Non-Interest Income. The following table summarizes the Company's non-interest income for the years ended December 31, 1997 and 1996:

                                           FOR THE
                                         YEAR ENDED
                                          DECEMBER
                                             31,        INCREASE/(DECREASE)
                                         ------------  ----------------------
                                         1997   1996    AMOUNT      PERCENT
                                         -----  -----  ---------   ----------
                                                  (IN MILLIONS)
      Factoring commissions............. $ 104  $  55   $      49         89.1%
      Income of international joint
       ventures.........................    36     44          (8)       (18.2)
      Fees and other income:
        Fee income and other (1)........    84     52          32         61.5
        Net investment gains............    69      3          66          N/M
        Real estate participation
         income.........................    27     24           3         12.5%
        Securitization gains............    26      0          26          --
                                         -----  -----   ---------
          Total fees and other income... $ 206  $  79   $     127        160.8
                                         -----  -----   ---------
            Total non-interest income... $ 346  $ 178   $     168         94.4
                                         =====  =====   =========
      Non-interest income as a
       percentage of AFE................   3.5%   2.0%

     --------
     (1) Fee income and other consists primarily of loan servicing income, late fees, prepayment fees, other miscellaneous fees and equipment residual gains.

  The Company's non-interest income is composed of factoring commissions, income of international joint ventures and fees and other income. Factoring commissions increased $49 million, or 89%, from 1996 to 1997 due primarily to the consolidation of Factofrance in 1997, as a result of which the Company believes it became the largest factor in the world.

  Income of international joint ventures represents the Company's share of the annual earnings or losses of joint ventures. The Company includes this income as part of operating revenues because these joint ventures have been, and will continue to be, an integral part of the Company's strategy, as evidenced by investments in joint ventures with operations in 15 countries, many of which have been operating for over 25 years. The $8 million decrease in income from international joint ventures from 1996 to 1997 was due primarily to the consolidation of Factofrance.

  Fees and other income totalled $206 million for 1997, an increase of $127 million from the prior year, due to increases in net investment gains, securitization gains and fee income and other. Fee income and other increased due to $20 million from the consolidation of Factofrance, and a $10 million gain resulting from the termination of the Company's agreement with Belgravia Financial Services ("Belgravia"). See "Business--Real Estate Finance".

  Net investment gains increased $66 million during 1997 due to a lower level of losses and writedowns in 1997, as compared to 1996. Gross investment gains were $119 million and $106 million, while losses and writedowns on investments were $50 million and $103 million, in 1997 and 1996, respectively. Losses and writedowns on equity investments were higher in 1996 primarily due to writedowns during the year totalling $53 million on one pre-1990 Corporate Finance investment. Net investment gains are generated primarily from investment activity by Corporate Finance and junior participating lending activity by Real Estate Finance. The Company also has certain investments from its pre-1990 portfolio and from direct equity investment activities, an area in which the Company is no longer pursuing new transactions, which historically have added significant volatility to the level of net investment gains. As a result of the pursuit of smaller individual transaction sizes by Corporate Finance and Real Estate Finance and the significant liquidation of the pre-1990 and direct equity portfolios, the Company expects that, while net investment gains will vary from year to year, the level of this volatility will be reduced. The Company also recognized a $7 million gain in 1997 as a result of changing to the equity method of accounting for limited partnerships and fund investments.

  During 1997, the Company generated $26 million of securitization gains, primarily through a CMBS securitization in the second quarter. The Company did not retain any residual risk in this securitization transaction, as all of the securities were sold to third parties on a non-recourse basis. The Company expects to periodically securitize CMBS and other receivables in the future. See "Business--Real Estate Finance".

  OPERATING EXPENSES. The following table summarizes the Company's operating expenses for the years ended December 31, 1997 and 1996:

                                              FOR THE
                                            YEAR ENDED
                                             DECEMBER
                                                31,        INCREASE/(DECREASE)
                                            ------------  ---------------------
                                            1997   1996    AMOUNT     PERCENT
                                            -----  -----  ---------  ----------
                                                     (IN MILLIONS)
      Salaries and other compensation.....  $ 214  $ 154   $      60       39.0%
      General and administrative expenses.    143     93          50       53.8
                                            -----  -----   ---------
        Total.............................   $357   $247   $     110       44.5
                                            =====  =====   =========
      Operating expenses as a percentage
       of AFE.............................    3.5%   2.8%

  Operating expenses, excluding the impact of the Factofrance consolidation, increased by $51 million, or 21%, in 1997, as compared to 1996. This increase was primarily due to the Company's continued investment in developing leadership positions for its Asset Based Finance businesses and expansion of loan origination and portfolio management resources in the Company's CMBS loan area, the opening of 11 new offices, increased investment in technology and higher costs associated with record new business originations.

  ALLOWANCE FOR LOSSES. The following table summarizes the changes in the Company's allowance for losses of receivables, including the Company's provision for losses of receivables and repossessed assets, for the years ended December 31, 1997 and 1996:

                                         FOR THE
                                       YEAR ENDED
                                        DECEMBER
                                           31,        INCREASE/(DECREASE)
                                       ------------  ----------------------
                                       1997   1996    AMOUNT      PERCENT
                                       -----  -----  ---------   ----------
                                                (IN MILLIONS)
      Balance at the beginning of the
       year........................... $ 225  $ 231   $      (6)        (2.6)%
        Provision for losses..........   164    103          61         59.2
        Writedowns....................  (169)  (163)         (6)        (3.7)
        Recoveries....................    23     55         (32)       (58.2)
        Factofrance consolidation.....    18    --           18          N/M
        Transfers and other...........   --      (1)          1          N/M
                                       -----  -----   ---------
      Balance at the end of the year.. $ 261  $ 225   $      36         16.0%
                                       =====  =====   =========

  The provision for losses increased to $164 million in 1997 from $103 million in 1996. This increase primarily resulted from provisions due to growth in lending assets, combined with lower levels of recoveries in 1997. Gross writedowns were slightly higher than the prior year at $169 million for 1997 versus $163 million for 1996, while recoveries totalled $23 million in 1997 versus $55 million for 1996. Net writedowns on the current portfolio totalled $62 million, or 0.6% of total average lending assets, in 1997 versus $41 million, or 0.5% of total average lending assets, in 1996. The Company expects lower levels of writedowns in future periods due to significantly lower writedowns on the pre-1990 portfolio. As of December 31, 1997, the ratio of the Company's allowance for losses of receivables to receivables was 2.4%, compared to 2.6% as of December 31, 1996. This decrease in such ratio reflected the continued improvement of the credit quality of the Company's portfolio. The Company intends to continue to systematically evaluate the appropriateness of the allowance for losses of receivables and to adjust the allowance to reflect any changes in the credit quality of the Company's portfolio.

  INCOME TAXES. The Company's effective income tax rate was 28% for 1997 and 23% for 1996, in each case below the statutory rate due to the use of foreign tax credits, the effect of earnings from international joint ventures and certain favorable tax issue resolutions. The effective tax rates for 1997 and 1996 were reduced by the effects of nonrecurring items, including $15 million of net foreign tax credit carryover utilization in 1997. In future periods, the Company expects its effective tax rate to more closely approximate the statutory rate.

 LENDING ASSETS AND INVESTMENTS

  Total lending assets and investments increased $2.3 billion, or 24%, during 1997 reflecting record new business originations of $6.0 billion, a $1.5 billion increase from the consolidation of Factofrance and $5.3 billion of paydowns, loan sales, syndications and securitizations. During 1997, new business volume represented a 47% increase over 1996, as the Company realized the benefit of the market positions held by Asset Based Finance, Corporate Finance and Real Estate Finance. In addition, the Company liquidated 50% of the remaining portion of its pre-1990 portfolio, which as of December 31, 1997 represented 4% of total lending assets and investments. The following table presents the Company's lending assets (which consist of receivables and repossessed assets) and investments by business line and asset type as of December 31, 1997 and 1996:

                                          DECEMBER 31,
                                 ----------------------------------
                                      1997                1996
                                 ------------------  --------------
                                 AMOUNT     PERCENT  AMOUNT PERCENT
                                 -------    -------  ------ -------
                                         (IN MILLIONS)
   BY BUSINESS CATEGORY:
     Asset Based Finance.......  $ 4,726       40%   $4,258    44%
     International Group (1)...    2,361(2)    20(2)    609     6
     Real Estate Finance.......    2,093       18     1,514    16
     Corporate Finance.........    2,010       17     2,016    21
     Project Finance...........      144        1       160     2
     Pre-1990 portfolio........      492        4       979    10
     Other.....................      102      --         84     1
                                 -------      ---    ------   ---
       Total lending assets and
        investments............  $11,928      100%   $9,620   100%
                                 =======      ===    ======   ===
   BY ASSET TYPE:
     Receivables...............  $10,722       90%   $8,529    89%
     Repossessed assets........       14      --         14   --
                                 -------      ---    ------   ---
       Total lending assets....   10,736(2)    90(2)  8,543    89
     Equity and real estate
      investments..............      488        4       419     4
     Debt securities...........      311        3       251     3
     Operating leases..........      195        1       135     1
     International joint
      ventures.................      198        2       272     3
                                 -------      ---    ------   ---
       Total lending assets and
        investments............  $11,928      100%   $9,620   100%
                                 =======      ===    ======   ===
       Total managed assets....  $11,800             $9,574
       Funds employed..........  $10,673             $9,030

--------
  (1) Includes $198 million in investments in international joint ventures, representing 2% of total lending assets and investments, in 1997, and $272 million in investments in international joint ventures, representing 3% of total lending assets and investments, in 1996.
  (2) Reflects the consolidation of Factofrance in April 1997.

  The Company's portfolio is concentrated in secured asset based lending, as the combined domestic and consolidated international asset based finance portfolios totalled nearly $7 billion in lending assets and investments, or 58% of total lending assets and investments, at December 31, 1997. During 1997, the Asset Based Finance portfolio, substantially all of which is domestic, grew to $4.7 billion in lending assets and investments, or 40% of total lending assets and investments, at December 31, 1997, due to a 32% increase in new business originations. Real Estate Finance grew to $2.1 billion in lending assets and investments at December 31, 1997, as originations of CMBS receivables totalled $1.1 billion in 1997 versus $500 million in 1996. The Company securitized approximately $1.1 billion of its CMBS receivables in March 1998, and, as a result, Real Estate Finance assets declined in the first quarter of 1998. Corporate Finance generated new business volume of over $1.3 billion in 1997, but its lending assets and investments remained unchanged compared to 1996, due primarily to syndications and runoff in the portfolio.

  Concentrations of lending assets of 5% or more at December 31, 1997 and 1996, based on the standard industrial classifications of the borrowers, were as follows:

                                                          DECEMBER 31,
                                                  -----------------------------
                                                       1997           1996
                                                  -------------- --------------
                                                  AMOUNT PERCENT AMOUNT PERCENT
                                                  ------ ------- ------ -------
                                                          (IN MILLIONS)
      General industrial machines................  $637      6%   $500      6%
      Food, grocery and miscellaneous retail.....   603      6     669      8
      Business services..........................   556      5     435      5
      Department and general merchandise retail
       stores....................................   511      5     987     12

  The general industrial machines classification is distributed among machinery used for many different industrial applications. The majority of lending assets in the food, grocery and miscellaneous retail category are revolving and term facilities with borrowers that are primarily in the business of manufacturing and retailing of food products. The business services category is primarily comprised of computer and data processing services, credit reporting and collection and miscellaneous business services. The department and general merchandise retail stores category is primarily comprised of factored accounts receivable, which represent short-term trade receivables from numerous customers. The reduction in department and general merchandise retail stores lending assets in 1997 reflected the sale of $500 million of factored accounts receivable under a $550 million factored accounts receivable facility. See "--Liquidity and Capital Resources".

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

 RESULTS OF OPERATIONS

  OVERVIEW. During 1996, the Company made significant progress in developing the market positions and operating platforms of its Asset Based Finance businesses and strengthening asset quality through the addition of lower risk assets and the significant reduction of pre-1990 Corporate Finance and Real Estate Finance assets. Despite the costs of these efforts, the Company was able to increase net income to $133 million for the year ended December 31, 1996, representing a 6% increase over the prior year. This increase was due to a significantly lower provision for losses, which more than offset the reduction in operating revenues and the increase in spending for developing businesses. The decline in the provision for losses was a result of the continued strong credit quality of the newer Asset Based Finance businesses and the current Corporate Finance and Real Estate Finance portfolios, significant decrease in gross writedowns on the pre-1990 portfolio and the recognition of several large recoveries on the pre-1990 portfolio. The reduction in operating revenues reflected the shift in the Company's portfolio to lower risk, but also lower yielding, assets, coupled with lower net investment gains and a decline in the level of fee accelerations.

  OPERATING REVENUES. The following table summarizes the Company's operating revenues for the years ended December 31, 1996 and 1995:

                                                        FOR THE YEAR ENDED
                                                           DECEMBER 31,
                                                   -----------------------------
                                                        1996           1995
                                                   -------------- --------------
                                                          PERCENT        PERCENT
                                                   AMOUNT OF AFE  AMOUNT OF AFE
                                                   ------ ------- ------ -------
                                                           (IN MILLIONS)
      Net interest income.........................  $355    4.1%   $387    4.6%
      Non-interest income:
        Fees and other income.....................    79    0.9     148    1.7
        Factoring commissions.....................    55    0.6      50    0.6
        Income of international joint ventures....    44    0.5      35    0.4
                                                    ----    ---    ----    ---
          Total operating revenues................  $533    6.1%   $620    7.3%
                                                    ====    ===    ====    ===

  Net Interest Income. The following table summarizes the Company's net interest income for the years ended December 31, 1996 and 1995:

                                  FOR THE YEAR ENDED
                                     DECEMBER 31,        INCREASE/(DECREASE)
                                  --------------------  ----------------------
                                    1996       1995      AMOUNT      PERCENT
                                  ---------  ---------  ---------   ----------
                                               (IN MILLIONS)
      Interest income...........  $     807  $     851   $     (44)       (5.2)%
      Interest expense..........        452        464         (12)       (2.6)
                                  ---------  ---------   ---------
        Net interest income.....  $     355  $     387   $     (32)       (8.3)
                                  =========  =========   =========
        Net interest income as a
         percentage of AFE......        4.1%       4.6%

  Net interest income decreased by 8.3% in 1996 as compared to 1995, reflecting the continued shift of the portfolio to lower risk, but also lower yielding, Asset Based Finance products, competitive pricing pressures and lower levels of fee accelerations. Interest income yields decreased to 10.8% during 1996 from 11.7% in 1995. Interest expense decreased to 6.5% in 1996 from 6.9% in 1995 due to the decline in the average borrowing rate.

  A comparative analysis of the year-end principal outstanding and average interest rates paid by the Company on its debt as of December 31, 1996 and 1995, before and after giving effect to interest rate swaps, is shown in the following table:

                                                  DECEMBER 31,
                                   --------------------------------------------
                                           1996                   1995
                                   ---------------------  ---------------------
                                   YEAR-END BEFORE AFTER  YEAR-END BEFORE AFTER
                                   BALANCE  SWAPS  SWAPS  BALANCE  SWAPS  SWAPS
                                   -------- ------ -----  -------- ------ -----
                                                  (IN MILLIONS)
      Commercial paper-- domestic
       and foreign...............   $2,576   5.63%  N/A    $2,067   5.96%  N/A
      Fixed rate debt............    2,905   7.02  6.62%    2,699   7.26  6.91%
      Variable rate debt.........    1,859   4.85  5.78     2,449   5.59  6.36
                                    ------                 ------
        Total....................   $7,340   5.98  6.29    $7,215   6.32  6.65
                                    ======                 ======

  Non-Interest Income. The following table summarizes the Company's non-interest income for the years ended December 31, 1996 and 1995:

                                          FOR THE
                                        YEAR ENDED
                                         DECEMBER
                                            31,        INCREASE/(DECREASE)
                                        ------------  ----------------------
                                        1996   1995    AMOUNT      PERCENT
                                        -----  -----  ---------   ----------
                                                 (IN MILLIONS)
      Factoring commissions............ $  55  $  50   $       5         10.0%
      Income of international joint
       ventures........................    44     35           9         25.7
                                        -----  -----   ---------
      Fees and other income:
        Fee income and other(1)........    52     49           3          6.1
        Net investment gains...........     3     74         (71)         N/M
        Real estate participation
         income........................    24     24         --           --
        Securitization gains...........   --       1          (1)         N/M
                                        -----  -----   ---------
          Total fees and other income.. $  79  $ 148   $     (69)       (46.6)%
                                        =====  =====   =========
            Total non-interest income.. $ 178  $ 233   $     (55)       (23.6)
                                        =====  =====   =========
      Non-interest income as a
       percentage of AFE...............   2.0%   2.7%

     --------
(1) Fee income and other consists primarily of loan servicing income, late fees, prepayment fees, other miscellaneous income and equipment residual gains.

  Factoring commissions during 1996 totalled $55 million, increasing 10% from 1995 due to an increase in factoring volume. Income of international joint ventures increased by 26% during 1996, primarily due to earnings growth from European joint ventures in the Netherlands and France. Net investment gains were $3 million for 1996, as compared to $74 million in 1995. Gross investment gains were $106 million and $133 million, while losses and writedowns were $103 million and $59 million, in 1996 and 1995, respectively. Losses and writedowns on equity investments were higher in 1996 primarily due to writedowns during the year totalling $53 million on one pre-1990 Corporate Finance investment.

  OPERATING EXPENSES. The following table summarizes the Company's operating expenses for the years ended December 31, 1996 and 1995:

                                        FOR THE
                                      YEAR ENDED
                                       DECEMBER
                                          31,        INCREASE/(DECREASE)
                                      ------------  ----------------------
                                      1996   1995    AMOUNT      PERCENT
                                      -----  -----  ---------   ----------
                                                 (IN MILLIONS)
      Salaries and other
       compensation.................. $ 154  $ 135   $      19         14.1%
      General and administrative
       expenses......................    93     81          12         14.8
                                      -----  -----   ---------
        Total........................ $ 247  $ 216   $      31         14.4
                                      =====  =====   =========
      Operating expenses as a
       percentage of AFE.............   2.8%   2.6%

  During 1996, operating expenses grew 14% versus 1995 primarily due to the Company's continued investments in developing the products and services of its Asset Based Finance businesses.

  ALLOWANCE FOR LOSSES. The following table summarizes the changes in the Company's allowance for losses of receivables, including the Company's provision for losses of receivables and repossessed assets, for the years ended December 31, 1996 and 1995:

                                          FOR THE
                                        YEAR ENDED
                                         DECEMBER
                                            31,        INCREASE/(DECREASE)
                                        ------------  ----------------------
                                        1996   1995    AMOUNT      PERCENT
                                        -----  -----  ---------   ----------
                                                 (IN MILLIONS)
      Balance at the beginning of the
       year............................ $ 231  $ 237  $      (6)        (2.5)%
        Provision for losses...........   103    223       (120)       (53.8)
        Writedowns.....................  (163)  (259)       (96)         N/M
        Recoveries.....................    55     28         27         96.4%
        Transfers and other............    (1)     2         (3)         N/M
                                        -----  -----  ---------
      Balance at end of the year....... $ 225  $ 231  $      (6)        (2.6)%
                                        =====  =====  =========

  The provision for losses decreased dramatically from 1995 to 1996 as a result of the lower writedowns and increased recoveries, primarily from the pre-1990 portfolio. Gross writedowns were $163 million and $259 million, while recoveries totalled $55 million and $28 million, for 1996 and 1995, respectively. The credit quality of the current portfolio was demonstrated by net writedowns on the current portfolio totalling $41 million, or 0.50% of total average lending assets, in 1996 versus $45 million, or 0.60% of total average lending assets, in 1995.

  INCOME TAXES. The Company's effective income tax rate was 23% for 1996 and 27% for 1995, in each case below the statutory rate due to the effect of earnings from international joint ventures, the use of foreign tax credits and favorable tax issue resolutions.

 LENDING ASSETS AND INVESTMENTS

  Total lending assets and investments increased $581 million, or 6%, during 1996, as the Company continued to grow its lower risk Asset Based Finance businesses and reduce its pre-1990 portfolio. As of December 31, 1996, the domestic Asset Based Finance portfolio continued to be the largest business category, representing 44% of lending assets and investments. The following tables present lending assets and investments by business category and asset type as of December 31, 1996 and 1995:

                                                           DECEMBER 31,
                                                   -----------------------------
                                                        1996           1995
                                                   -------------- --------------
                                                   AMOUNT PERCENT AMOUNT PERCENT
                                                   ------ ------- ------ -------
                                                           (IN MILLIONS)
   BY BUSINESS CATEGORY:
     Asset Based Finance.......................... $4,258    44%  $3,147    35%
     Corporate Finance............................  2,016    21    2,328    26
     Real Estate Finance..........................  1,514    16    1,234    14
     International Group(1).......................    609     6      506     5
     Project Finance..............................    160     2      186     2
     Pre-1990 portfolio...........................    979    10    1,526    17
     Other........................................     84     1      112     1
                                                   ------   ---   ------   ---
       Total lending assets and investments....... $9,620   100%  $9,039   100%
                                                   ======   ===   ======   ===

  --------
  (1) Includes $272 million in investments in international joint ventures, representing 3% of total lending assets and investments, in 1996, and $233 million in investments in international joint ventures, representing 2% of total lending assets and investments, in 1995.

                                                           DECEMBER 31,
                                                   -----------------------------
                                                        1996           1995
                                                   -------------- --------------
                                                   AMOUNT PERCENT AMOUNT PERCENT
                                                   ------ ------- ------ -------
                                                           (IN MILLIONS)
   BY ASSET TYPE:
     Receivables.................................. $8,529    89%  $8,085    89%
     Repossessed assets...........................     14   --        28     1
                                                   ------   ---   ------   ---
       Total lending assets.......................  8,543    89    8,113    90
     Equity and real estate investments...........    419     4      428     5
     Debt securities..............................    251     3      152     2
     Operating leases.............................    135     1      113     1
     International joint ventures.................    272     3      233     2
                                                   ------   ---   ------   ---
       Total lending assets and investments....... $9,620   100%  $9,039   100%
                                                   ======   ===   ======   ===
       Total managed assets....................... $9,574         $9,137
       Funds employed............................. $9,030         $8,542

  The Company continued to develop a more balanced, lower risk asset based portfolio in 1996 while maintaining the strong market positions of Corporate Finance and Real Estate Finance. Asset diversification was improved with asset growth of over $1 billion in the Asset Based Finance businesses in 1996, with all five Asset Based Finance business groups contributing to this growth. None of the Company's business groups represented more than 21% of the Company's total portfolio at December 31, 1996. Corporate Finance had fundings of approximately $900 million in 1996, but its assets and investments decreased by $312 million in 1996, due primarily to syndications and runoff in the portfolio.

  The Company's investment in international joint ventures increased due to the impact of undistributed income and an investment made in a factoring company in Chile.

  Concentrations of lending assets of 5% or more at December 31, 1996 and 1995, based on the standard industrial classifications of the borrowers, were as follows:

                                                         DECEMBER 31,
                                                 -----------------------------
                                                      1996           1995
                                                 -------------- --------------
                                                 AMOUNT PERCENT AMOUNT PERCENT
                                                 ------ ------- ------ -------
                                                         (IN MILLIONS)
      Department and general merchandise retail
       stores...................................  $987     12%   $774     10%
      Food, grocery and miscellaneous retail....   669      8     568      7
      General industrial machines...............   500      6     392      5
      Business services.........................   435      5     387      5
      Textile and apparel manufacturing.........   403      5     529      7

  The department and general merchandise retail stores and the textiles and apparel manufacturing categories were primarily comprised of factored accounts receivable which represent short-term trade receivables from numerous customers. The majority of lending assets in the food, grocery and miscellaneous retail category were revolving and term facilities with borrowers primarily in the business of manufacturing and retailing of food products. The general industrial machines classification is distributed among machinery used for many different industrial applications. The business services category was primarily comprised of computer and data processing services, credit reporting and collection, and miscellaneous business services.


LIQUIDITY AND CAPITAL RESOURCES

  The Company manages liquidity primarily by monitoring the relative maturities of assets and liabilities and by borrowing funds through the U.S. and international money and capital markets and bank credit markets to fund asset growth and to meet debt obligations. The Company's primary sources of funds are commercial paper borrowings, issuances of medium-term notes and other debt securities and the securitizations, syndications and sales of lending assets. During 1997, the Company's major funding requirements included $6.0 billion of longer-term loans, leases and investments funded, $526 million of short-term loans funded, the retirement of $1.4 billion of senior notes, the acquisition of its joint venture partner's interest in Factofrance for $174 million and common and preferred dividends of $57 million. The Company's major sources of funding these requirements, other than $406 million of cash flows from operations, included loan repayments and investment proceeds of $3.1 billion, the sale, securitization or syndication of $1.7 billion of loans and investments, and the issuance of $2.6 billion of senior notes and $150 million of Series B Preferred Stock. These sales reflected the Company's strategy to limit the size of retained positions and to securitize, retaining minimal to no residual risk, certain asset types, such as commercial mortgages and equipment leases. These financing activities also enabled the Company to reduce short-term debt by $279 million, excluding the effect of consolidating Factofrance, and left the Company with $821 million in cash and short-term investments at the end of 1997.

  While the portfolio demonstrated increasing liquidity in both its longer term loans and in the increased proportion of factored receivables and revolving loans, the Company continued to maintain a conservative funding posture, with commercial paper and short-term borrowings amounting to 36% of total debt at December 31, 1997 compared to 37% at the end of 1996.

  As of December 31, 1997, committed bank credit and asset sale facilities of the Company totalled $4.0 billion and represented 122% of the Company's outstanding commercial paper and short-term borrowings. Committed bank credit and asset sale facilities in the United States also were well in excess of 100% of U.S. commercial paper borrowings at December 31, 1997. In April 1997, the Company extended and increased its primary committed bank credit facility, which provides $3.0 billion of liquidity support under two equal credit agreements, a 364-day facility, which has been renewed and will expire April 6, 1999, and a 5-year facility expiring April 8, 2002. In addition, the consolidated international subsidiaries are funded primarily through short-term money market and bank borrowings, which are supported by $625 million of committed foreign bank credit facilities in local currencies.

  The Company's factored accounts receivable facility allows the Company to sell an undivided interest of up to $550 million in a designated pool of its factored accounts receivable to five bank-supported conduits. As part of its array of financing options, the Company utilized this facility during the fourth quarter so that, as of December 31, 1997, the Company had sold approximately $500 million of factored accounts receivable.

  During the fourth quarter of 1997, the Company established a $400 million committed warehouse line, which expires in June 1998, to finance CMBS. As of December 31, 1997, the Company had borrowed $200 million under this facility, which borrowings were paid off in January 1998.

  In an effort to maintain a sound capital structure, in June 1997 the Company privately issued $150 million of its Series B Preferred Stock at a purchase price of $100 per share. Pursuant to registration rights of the holders of Series B Preferred Stock, as of January 1998, all of the shares of the Series B Preferred Stock had been exchanged for an equal number of shares of Series C Preferred Stock, and the Series B Preferred Stock was subsequently retired as a class. The Series C Preferred Stock is substantially identical to the Series B Preferred Stock, except that the issuance of the Series C Preferred Stock was registered under the Securities Act and therefore the certificates for the shares of Series C Preferred Stock do not bear restrictive legends.

  In addition to these alternate sources of liquidity, the Company has access to $500 million of additional liquidity support under the Keep Well Agreement between the Company and Fuji Bank. This agreement, which cannot be terminated by either party prior to December 31, 2002, also provides that Fuji Bank will maintain the net worth of the Company at an amount equal to $500 million. Fuji Bank has never been required to make any capital contribution or advance any funds to the Company under the Keep Well Agreement. See "Certain Relationships and Related Transactions--Relationship with Fuji Bank--Keep Well Agreement".

  The Company's ratio of debt (net of short-term investments) to total stockholders' equity remained conservative relative to commercial finance industry peers at 5.2 times at December 31, 1997 compared to 5.0 times at December 31, 1996. Leverage and the level of commercial paper and short-term borrowings continued to remain within ranges targeted by the Company to maintain a strong financial position.

ACCOUNTING DEVELOPMENTS

  The Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), as amended by Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" ("SFAS 127") on January 1, 1997. SFAS 125 uses a "financial components" approach that focuses on control to determine the proper accounting for financial asset transfers and addresses the accounting for servicing rights on financial assets in addition to mortgage loans. Securitizations of finance receivables are accounted for as sales when legal and effective control over the related receivables is surrendered. Servicing assets or liabilities are recognized when the servicing rights are retained by the seller, provided that a market rate servicing fee is received which is above or below the costs of servicing.

  In June 1997, the Financial Accounting Standards Board released Statement of Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which the Company has adopted effective January 1, 1998. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement of Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") was also released in June 1997 and has also been adopted effective January 1, 1998. SFAS 131 requires segments to be reported based on the way management organizes segments within the Company for making operating decisions and assessing performance. SFAS 130 and SFAS 131 address financial statement disclosures and, as a result, will not have an impact on the financial results of the Company.

YEAR 2000 COMPLIANCE

  The Company has made, and will continue to make, certain investments in its software applications and systems to ensure the Company's systems function properly through and beyond the year 2000. The Company has three loan processing systems, a lease processing system, a factoring system, and systems for general ledger processing, payroll, accounts payable, fixed assets, treasury and other smaller applications. The Company has established plans to modify, upgrade or replace each of these systems for compliance with year 2000 and has established an overall plan to bring all of these systems into compliance by the end of 1999. The Company continues to assess the impact of the year 2000 issue on its consolidated international subsidiaries, which includes the performance of risk assessments and the evaluation of the extent of programming changes required to address the issue. The Company currently estimates that the total costs of year 2000 compliance for the Company will be below $25 million. Maintenance or modification costs will be expensed as incurred, while the costs of new software will be capitalized and amortized over the software's estimated useful life.

  The Company is also in the process of performing a risk assessment of its joint venture companies' plans for year 2000 compliance and of the resulting potential impact on the Company's investments in international joint ventures. This assessment is expected to be completed in 1998.

  The Company continues to bear some risk related to the year 2000 issue and could be adversely affected if other entities (e.g., vendors and borrowers) not affiliated with the Company do not appropriately address their own year 2000 compliance issues. The Company is working with its mainframe provider to validate its plans for year 2000 compliance. In addition, the Company is incorporating a year 2000 risk assessment into its underwriting and portfolio management activities in order to evaluate its exposure due to any lack of compliance on the part of its clients.

                                   BUSINESS

  The following discussion contains certain "forward-looking statements" (as defined in Section 27A of the Securities Act), which are generally identified by the words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions. Such statements are subject to certain risks, uncertainties and contingencies, including, but not limited to, those set forth under the heading "Risk Factors", which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. See "Special Note Regarding Forward-Looking Statements".

GENERAL

  The Company is a leading diversified commercial financial services company which provides a broad array of financial products and services to mid-sized and small businesses in the United States and selected international markets. The Company provides its products and services principally in five business categories: (i) asset based finance ("Asset Based Finance"), which provides secured loans and factoring through five business groups, (ii) Heller Real Estate Financial Services ("Real Estate Finance"), which provides secured real estate financing, (iii) Heller International Group, Inc. ("International Group"), which provides international asset based financing and factoring,
(iv) Heller Corporate Finance ("Corporate Finance"), which provides collateralized cash flow lending, and (v) Heller Project Finance ("Project Finance"), which provides structured financing for domestic energy-related projects. The Company's primary clients and customers are entities in the manufacturing and service sectors having annual sales generally in the range of $5 million to $250 million and in the real estate sector having property values generally in the range of $1 million to $40 million.

  The Company concentrates primarily on senior secured lending, with 89% of lending assets and investments at December 31, 1997 being made on such basis. Also, to a more limited extent, the Company makes subordinated loans and invests in select debt and equity instruments. The Company believes that, as of December 31, 1997, it was the fourth largest factoring operation in the United States in terms of factoring volume (and the largest factoring operation worldwide), the third largest originator of SBA 7(a) guaranteed small business loans (including leadership positions in California and Texas) and among the largest lenders to private equity-sponsored companies in the U.S. middle market. Additionally, the Company is a recognized leader in real estate finance, vacation ownership lending and middle-market equipment finance and leasing in the United States. The Company has built its portfolio through effective asset origination capabilities, disciplined underwriting and credit approval processes and effective portfolio management. Most of the Company's business groups have also developed the ability to manage asset, client and industry concentrations and enhance profitability by distributing assets through securitizations, syndications and/or loan sales.

  The Company was founded in 1919 and from its inception has targeted its commercial financing activities at mid-sized and small businesses in the United States. Since 1964, the Company has also competed in selected international markets through its consolidated subsidiaries and investments in international joint ventures. The Company was purchased by Fuji Bank in 1984, and between the time of such acquisition and 1990, the substantial majority of the Company's portfolio consisted of Corporate Finance and Real Estate Finance assets (together representing 76% of the Company's lending assets and investments at December 31, 1990). Since 1990, the Company has diversified its portfolio, investing major resources in building its Asset Based Finance businesses, through start-ups of new business groups and business units, as well as the acquisition of its small business lending operation and the expansion of smaller existing operations. During these years, the Company has also introduced a number of Asset Based Finance businesses, including asset based working capital and term financing, and commercial equipment finance in 1992; public finance and industrial equipment finance in 1996; and commercial funding in 1997. As a result, the Company's Asset Based Finance business, which represented only 14% of the portfolio of lending assets and investments at December 31, 1990, constituted 40% of the Company's portfolio at December 31, 1997. In the past several years, the Company has also expanded its overseas operations, most significantly by completing the acquisition in April 1997 of the interest of its joint venture partner in Factofrance, the leading factoring company in France. A number of the Company's new or expanded businesses have only recently begun to contribute meaningfully to the Company's revenues and portfolio of lending assets and investments. The following chart shows the breakdown of the Company's portfolio as of December 31, 1997 and demonstrates the success of the Company's diversification efforts:

                           [PIE CHART APPEARS HERE]

                     Total Lending Assets and Investments

Asset Based Finance 40%               $4.7 billion
Real Estate Finance 17%                2.1 billion
Corporate Finance 17%                  2.0 billion
International Group 20%                2.4 billion
Pre-1990 Portfolio 4%                  0.5 billion
Other 2%                               0.2 billion

Total Lending Assets and Investments: $11.9 billion

                  40% of Total Lending Assets and Investments

                         Asset Based Finance Breakdown

Equipment Finance and Leasing 11%     $1.3 billion
Sales Finance 10%                      1.2 billion
Business Credit 9%                     1.0 billion
Small Business Lending 7%              0.8 billion
Current Asset Management 3%            0.4 billion

Total Asset Based Finance Lending
Assets and Investments: $4.7 billion

  The Company's total lending assets and investments were $11.9 billion and common stockholders' equity was $1.4 billion at December 31, 1997. For the year ended December 31, 1997, the Company's net income increased 19% to $158 million, from $133 million for the prior year, while new business volume increased 47% over the prior year, from $4.1 billion to $6.0 billion. Net income applicable to common stock was $144 million for the year ended December 31, 1997, which represented an increase of 17% from $123 million for the prior year. The credit quality of the Company's portfolio is reflected in nonearning assets of $155 million, or 1.4% of total lending assets, at December 31, 1997, the lowest level of nonearning assets in over 10 years.

     Information with respect to the Company's business categories, strategic business groups, principal product offerings, principal industries and markets served and locations are provided in the following chart:

             -----------------------------------------------------
                            HELLER FINANCIAL, INC.
             -----------------------------------------------------

-------------------------------------
        ASSET BASED FINANCE
-------------------------------------

Lending Assets And Investments(1)(2)

                                  $4,726

Strategic Business Groups

Equipment            Sales Finance         Business Credit    Current Asset          Small Business
Finance &                                                     Management             Lending
Leasing
Lending Assets and Investments (1)(2)
 $1,316                 $1,228                 $1,025            $391(4)                  $766

Revenues(1)(2)

 $  110                 $  106                 $  114            $122                     $ 65

Principal Product Offerings

 . Term Debt          . Customized         . Secured            . Factoring            . SBA guaranteed
 . Finance leases       sales finance        revolving lines    . Import and             7(a) loans
 . Operating            programs to          of credit and        export financing     . SBA 504 loans
  leases               manufacturers        term loans         . Letters of credit      (senior to
 . Off-balance          and distributors   . Debtor-in-         . Revolving lines        associated
  sheet loans        . Customized           possession           of credit and          government
 . True leases          financing            financing            term loans             debentures)
 . Turn-key             programs to                             . Credit protection    . Conventional
  financing            independent                             . Accounts               commercial real
 . Lease                leasing                                   receivable             estate loans
  discounting          companies and                             management
 . Municipal leases     timeshare
 . Subordinated         developers
  debt (aircraft)

Principal Industries and Markets Served

 . Manufacturers      . Printing           . Manufacturers      . Apparel              . Manufacturers
 . Retailers          . Machine tools      . Retailers          . Textiles             . Service
 . High-tech          . Plastics           . Wholesalers        . Home                   providers
 . Grocery            . High tech and        and distributors     furnishings          . Retailers
 . Restaurant           software           . Service firms      . Housewares           . Wholesalers
  franchise          . Medical            . Agriculture        . Golf                 . Distributors
 . Construction       . Leasing                                 . Frozen food
 . Graphic arts         companies                               . Temporary
 . Energy             . Resort                                    services
 . Municipal, state     developments
  and federal
  governments
 . Airline lessors

--------      -------------      ---------      -------
  REAL
 ESTATE       INTERNATIONAL      CORPORATE      PROJECT
 FINANCE          GROUP           FINANCE       FINANCE
--------      -------------      ---------      -------
$2,093           $2,361(3)        $2,010         $144

Real Estate     International     Corporate     Project Finance
Finance         Group             Finance
 $2,093          $2,361(3)        $2,010         $144

 $  252          $  187           $  245         $ 19

Principal Product Offerings
 . Fixed rate first     . Factoring            . Senior secured      . Pre-construction
  mortgages            . Import and             business value        development
 . Variable rate          export financing       lending through       loans
  participating and    . Letters of credit      revolving lines     . Junior and
  non-participating    . Revolving lines        of credit and         senior
  first mortgages        of credit and          term loans            construction and
 . Letters of credit      term loans           . Mezzanine             term loans
 . Junior               . Credit protection      financing
  participating        . Accounts             . Equity fund
  financing              receivable             investments and
                         management             co-investments
                       . Leasing

Principal Industries and Markets Served
Income-                Subsidiaries:          Private equity        . Energy
generating             . Factofrance          sponsored             . Oil and gas
properties,            . Singapore            companies in:         . Environmental
including:             . Mexico               . Manufacturing       . Coal and
 . Multi-family         . Australia            . Retail                minerals mining
  housing                                     . Health care         . Forest products
 . Hotels               Joint ventures:        . Agriculture
 . Industrial           . Europe               . Food
 . Office               . Latin America        . Service
 . Retail               . Asia/Pacific         . Broadcasting
 . Senior housing                              . Transportation
 . Manufactured                                . Printing
  housing                                     . Funeral
  communities                                   services
 . Self-storage                                . Electronics
 . Tax credit/
  affordable
  housing

Locations

 . 18    . 9    . 9     .5     .24     .10     .19 countries     .5      .1
---------

(1) In millions, as of, or for the year ended, December 31, 1997.
(2) Excludes pre-1990 Corporate Finance, Real Estate Finance and other assets and revenues.
(3) Includes $198 million in investments in international joint ventures.
(4) Reflects the sale of approximately $500 million in factored accounts receivable. See "--Asset Based Finance--Current Asset Management".

STRATEGY

  The Company is dedicated to delivering consistent growth in earnings and assets, while maintaining the strong credit quality of its asset portfolio. Over the past five years, the Company has achieved growth in earnings and assets through its strong client orientation, productive origination network, disciplined adherence to prudent credit principles and its long-standing established positions in many of its target markets.

  Management believes that the following operating principles have been key to the Company's success and will continue to guide its business strategy in the future:

  . Maintain "superior client focus" in targeted mid-sized and small business markets throughout all economic cycles

  . Build and maintain a strong financial profile through a sound capital structure, a diversified and high-quality asset portfolio and conservative reserve levels

  . Adhere to prudent credit standards and actively manage the lending and investment asset portfolio

  . Enhance productivity by leveraging existing operating platforms, selectively investing in technology and people and practicing disciplined expense management

  . Develop, attract and retain experienced professionals by maintaining a vibrant culture that promotes delegation, accountability, creativity and teamwork

  Adhering to these operating principles, the Company intends to continue its earnings and asset growth by employing the following strategies:

  MAINTAIN AND BUILD LEADERSHIP POSITIONS IN SELECTED MID-SIZED AND SMALL BUSINESS MARKETS. The Company's proven ability to develop client relationships and originate transactions with mid-sized and small businesses throughout economic cycles has resulted in leadership positions in several of its businesses. In addition, since 1992, the Company has entered several markets in which the Company believes it has developed an effective infrastructure to enable it to establish leadership positions. This strategy has resulted in compound annual growth in new business volume of 25% over the past five years. The Company seeks further growth by (i) continuing to develop the well-established market position of its domestic and international factoring, Corporate Finance and Small Business Lending businesses, by offering a broad array of innovative financing products and services, (ii) continuing to expand the capabilities of Real Estate Finance, including origination of CMBS receivables, and (iii) further developing the market positions of certain other asset based lending businesses, such as Equipment Finance and Leasing, Business Credit and Sales Finance, by building upon its proven competencies and technical expertise. The lending assets and investments of Asset Based Finance have grown at a compound annual rate of 34% since 1992 and, as of December 31, 1997, accounted for approximately 40% of the Company's total portfolio. The Company believes that the businesses which comprise its Asset Based Finance portfolio represent an attractive combination of growth potential, earnings consistency and credit quality.

  CONTINUE TO GROW THE COMPANY'S INTERNATIONAL BUSINESSES. The Company has a significant international presence in factoring and asset based financing, and has had subsidiaries and joint ventures in many international markets for more than 25 years. These enterprises provide a solid base for consistent growth in international earnings and also provide the Company with the opportunity to meet the international financing needs of its domestic client base.

  MAINTAIN PRUDENT CREDIT STANDARDS AND ACTIVE PORTFOLIO MANAGEMENT. The Company has built a disciplined "credit culture" supported by portfolio and risk management processes. The Company establishes clearly defined credit strategies for each of its businesses, permitting them to make quick credit decisions under disciplined guidelines. Additionally, the Company believes that it has developed an expertise in structuring sophisticated transactions that enables it to accommodate unique client needs without compromising credit quality. The Company has centralized the administration of credit policy and portfolio management to ensure consistency in credit strategy, efficiency in credit analysis and processing, and the ability to monitor credit quality and portfolio composition closely.

  The Company's emphasis on disciplined credit standards has resulted in a more diverse portfolio, smaller positions retained, net credit losses of 1.5% of average lending assets (0.7% excluding pre-1990 assets) in 1997 and nonearning assets representing 1.4% of lending assets (0.8% excluding pre-1990 assets) at December 31, 1997. The Company believes that its risk management systems, portfolio management and servicing capabilities, and client-oriented structuring capabilities will continue to support long-term profitability.

  ENHANCE CAPITAL MARKETS AND DISTRIBUTION EXPERTISE. As a complement to their strong origination capabilities, most of the Company's business groups have developed competencies in the syndication and/or securitization of lending assets. The Company has successfully syndicated and sold $2.4 billion of assets and securitized $994 million of assets from 1995 through 1997, and plans to prudently expand these capabilities. The Company believes that these skills will be increasingly important to the Company's ability to (i) maximize its origination strength by providing broader market access to higher quality credits, (ii) manage customer and asset concentrations, (iii) generate income growth in competitive markets through syndication fees and securitization gains and (iv) meet a broader array of the financial needs of its current clients.

  INCREASE OPERATING EFFICIENCIES WITHIN THE COMPANY. The Company has established a framework for its business categories that it believes can support the profitable addition of a significant level of assets. The Company believes it is recognizing significant economies of scale in certain of its established businesses (domestic factoring and Corporate Finance), and expects to improve economies of scale in its other businesses as they grow and achieve critical mass. The Company believes that its recent and ongoing investments in building its Asset Based Finance businesses and its Real Estate Finance CMBS capability provide effective operating platforms for these businesses, and that continued strong growth in new business using these existing platforms will generate productivity improvements in the future. The Company has also invested in technology and support systems, significantly upgrading its technology infrastructure in 1997 to streamline the management of portfolio accounts, increase its efficiency in processing high transaction volumes and enable Intranet and Internet communications and commerce. In addition, the Company will selectively pursue strategic acquisition opportunities of businesses and portfolios of assets that it believes will generate additional economies of scale and productivity improvements.

ASSET BASED FINANCE

  Asset Based Finance is the Company's largest business category with total lending assets and investments of $4.7 billion, or 40% of the Company's total lending assets and investments, at December 31, 1997, and revenues of $517 million, or 41% of the Company's total revenues, for 1997. The Asset Based Finance portfolio is comprised of factored accounts receivable, secured working capital loans, equipment loans and leases to end users, vendor finance program loans and leases, small business loans, and loans to leasing companies and timeshare developers. Asset Based Finance consists of five distinct business groups: (i) Equipment Finance and Leasing, (ii) Sales Finance, (iii) Business Credit, (iv) Heller Current Asset Management (principally domestic factoring) ("Current Asset Management") and (v) Small Business Lending. The following tables present certain information regarding Asset Based Finance as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                                        AS OF, OR FOR THE
                                                       YEAR ENDED, DECEMBER
                                                               31,
                                                       ------------------------
                                                        1997      1996    1995
                                                       ------    ------  ------
                                                          (IN MILLIONS)
      Lending Assets and Investments:
        Equipment Finance and Leasing................. $1,316    $  981  $  697
        Sales Finance.................................  1,228     1,090     849
        Business Credit...............................  1,025       867     638
        Small Business Lending........................    766       403     208
        Current Asset Management......................    391(1)    917     755
                                                       ------    ------  ------
          Total lending assets and investments........ $4,726    $4,258  $3,147
                                                       ======    ======  ======
      Revenues:
        Current Asset Management...................... $  122    $  113  $   98
        Business Credit...............................    114        86      64
        Equipment Finance and Leasing.................    110        73      53
        Sales Finance.................................    106        80      72
        Small Business Lending........................     65        47      18
                                                       ------    ------  ------
          Total revenues.............................. $  517    $  399  $  305
                                                       ======    ======  ======
      Revenues as of percentage of total revenues.....   40.7%     40.5%   28.1%
      Ratio of net writedowns to average asset
       based lending assets...........................    0.2       0.2     0.4
      Ratio of nonearning assets to total asset
       based lending assets...........................    0.7       0.4     0.6

     --------
     (1) Reflects the sale of $500 million of factored accounts receivable during 1997.

  At December 31, 1997, the Asset Based Finance groups were contractually committed to finance an additional $1.2 billion to new and existing borrowers, generally contingent upon the maintenance of specific credit standards. Since many of the commitments are expected to remain unused, the total commitment amounts do not necessarily represent future cash requirements. No significant commitments exist to provide additional financing related to nonearning assets.

 EQUIPMENT FINANCE AND LEASING

  Equipment Finance and Leasing is comprised of the following four distinct business units: Heller Commercial Equipment Finance ("Commercial Equipment Finance"), which as of December 31, 1997 represented 70% of the Equipment Finance and Leasing portfolio; Heller Aircraft Finance ("Aircraft Finance"), which as of December 31, 1997 represented 21% of this portfolio; and two newer businesses, Heller Public Finance ("Public Finance") and Heller Industrial Equipment Finance ("Industrial Equipment Finance").

    Commercial Equipment Finance, which has generated over $1.8 billion in new business volume since its inception in 1992, represents the largest unit in Equipment Finance and Leasing, with $913 million in lending assets and investments at December 31, 1997. Commercial Equipment Finance generated new business volume of $542 million in 1997. Commercial Equipment Finance provides general equipment term debt and lease financing directly to a diverse group of middle market companies, which use such financing to expand, replace or modernize their equipment or refinance existing equipment obligations. Typically, the equipment which serves as collateral for the financing is essential to the operations of the borrower, and the amount financed is generally not a substantial part of the borrower's capital structure. In 1997, the average transaction size was approximately $4 million. A typical borrower/lessee is a U.S. business with annual revenues of at least $35 million seeking financing of between $1 million and $40 million. The Commercial Equipment Finance portfolio consisted of 18 industry classifications at December 31, 1997, of which transportation represented the largest with 18% of lending assets, followed by food/grocery and computer-related, each of which represented 14% of lending assets, and restaurants which represented 10% of lending assets. The portfolio's credit quality is reflected in cumulative net writedowns of $1 million since the business unit's inception in 1992.

    Aircraft Finance is a niche competitor in the commercial aircraft and aircraft engine finance industry, with total lending assets and investments of $280 million at December 31, 1997. Aircraft Finance provides financing through operating leases and senior and junior secured loans on both new and used equipment. Clients are typically mid-tier foreign or domestic airlines. Transaction sizes range from $3 million to $40 million, with an average transaction size in 1997 of approximately $17 million. Aircraft Finance generated new business volume of $198 million in 1997. Aircraft Finance has developed a reputation for responsiveness on single investor transactions, which generally involve one aircraft with lease terms of three to seven years. In addition, Aircraft Finance's reliability and industry knowledge has made it a frequently desired participant in larger financings by other aircraft lessors. Utilizing its industry and equipment expertise, Aircraft Finance is able to effectively shift its product offering mix during various phases of the aircraft finance equipment cycle and effectively remarket and dispose of equipment.

    Public Finance and Industrial Equipment Finance, both of which were started in 1996, together had total lending assets and investments of $123 million at December 31, 1997. Public Finance and Industrial Equipment Finance generated new business volume in the aggregate amount of $144 million in 1997. Public Finance provides equipment and project/facility financing to state and local governments, with an average transaction size in 1997 of approximately $2 million. The interest income earned by Public Finance is generally exempt from federal income taxes. Industrial Equipment Finance provides collateral based equipment financing to companies with annual revenues of less than $35 million in the machine tool, construction and printing industries. The average transaction size of Industrial Equipment Finance in 1997 was approximately $600,000.

   Equipment Finance and Leasing represents the largest business group within Asset Based Finance, with total lending assets and investments of $1.3 billion, or 28% of the lending assets and investments of Asset Based Finance, as of December 31, 1997. Each business unit of Equipment Finance and Leasing provides structured equipment finance in select markets through transactions sourced through multiple channels. Equipment Finance and Leasing serves a broad range of industries, including transportation, supermarket, manufacturing, computers, energy, restaurant and food processing. Major product offerings include finance leases, true leases, term loans, off-balance sheet loans, operating leases and turn-key financing. Through its broad market access, the group also generates new business referrals for other business groups of the Company, particularly Business Credit, Small Business Lending and Sales Finance.

  The following table sets forth certain information regarding Equipment Finance and Leasing as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                                              AS OF, OR FOR
                                                             THE YEAR ENDED,
                                                               DECEMBER 31,
                                                             ------------------
                                                              1997   1996  1995
                                                             ------  ----  ----
                                                              (IN MILLIONS)
      Total lending assets and investments.................. $1,316  $981  $697
      New business volume...................................    884   534   386
      Revenues..............................................    110    73    53
      Revenues as a percentage of total revenues............    8.7%  7.4%  4.9%
      Ratio of net writedowns (recoveries) to
       average lending assets...............................    0.1  (0.4) (0.2)
      Ratio of nonearning assets to lending assets..........    0.1   0.0   0.7

  Equipment Finance and Leasing provides the Company broad, national access to the equipment finance marketplace through its 18 domestic offices. Unlike many of its competitors, Equipment Finance and Leasing emphasizes direct origination of its business, which the Company believes provides it with a competitive advantage and enables it to generate repeat business. In addition to direct origination, Equipment Finance and Leasing generates business through traditional broker and intermediary channels. The servicing of the Equipment Finance and Leasing portfolio is performed on a centralized basis.

  Commercial Equipment Finance's and Industrial Equipment Finance's approach to lending concentrates on the following three critical factors: (i) the cash flow of the borrower, (ii) the importance/value of the equipment to the borrower's overall operations and (iii) the relative strength of the borrower's balance sheet and capital structure. Aircraft Finance focuses on the strength of the underlying collateral and the credit worthiness of the underlying lessee. Public Finance generally lends to investment grade municipalities secured by essential use equipment.

  In addition to maintaining underwriting discipline, Equipment Finance and Leasing manages credit risk through industry and borrower diversification. The group's portfolio exhibited strong credit quality as of December 31, 1997, with nonearning assets of less than $1 million on a $1.3 billion portfolio, and net writedowns of $1 million (0.1% of lending assets) for the year ended December 31, 1997. Equipment Finance and Leasing is also able to assess residual value risk and effectively manage off-lease equipment exposures. Designated individuals establish all equipment residuals used in pricing lease transactions and continuously research secondary market values to establish current values, estimate future values and mark industry trends. As of December 31, 1997, no equipment was off-lease.

  Equipment Finance and Leasing distributes a portion of its assets through securitizations and syndications. In 1997, Equipment Finance and Leasing contributed $72 million of assets to an equipment securitization and syndicated an additional $102 million of assets. Through these capital markets capabilities, Equipment Finance and Leasing is able to provide broader market penetration, while managing borrower and industry concentrations.

 SALES FINANCE

  Sales Finance is comprised of two business units: (i) Heller Vendor Finance ("Vendor Finance"), which provides customized financing programs to manufacturers and distributors of a wide variety of commercial, industrial and technology products, and (ii) Heller Lender Finance ("Lender Finance"), which provides customized financing programs to independent leasing companies and timeshare developers.

    Vendor Finance, which comprised 50% of the Sales Finance portfolio at year end 1997, provides customized sales financing programs to manufacturers and distributors of a wide variety of commercial, industrial and technology products. Vendor Finance offers products and services to two broad client categories:
  (i) commercial and industrial, for which Vendor Finance provides sales financing programs consisting of true leases, loans, conditional sales contracts and installment sales contracts secured by equipment; and
  (ii) healthcare, information and technology, for which Vendor Finance provides sales financing programs consisting of true leases, loans and conditional sales contracts, secured by health care and high-technology products. These sales financing programs enable the vendor to enhance its marketing and sales capabilities by offering financing and leasing options to its customers. Transactions under these programs generally have partial or, in some cases, full recourse to the vendor. Individual transaction sizes within these programs range from $50,000 to $5 million, with an average transaction size in 1997 of approximately $400,000. Terms generally range from two to six years. In 1997, Vendor Finance generated approximately $500 million in new business volume.

    Lender Finance, which comprised 50% of the Sales Finance portfolio at year-end 1997, provides (i) financing for the vacation ownership industry and (ii) lease portfolio financing. Lender Finance is one of the largest lenders to the U.S vacation ownership industry, providing timeshare resort developers with full life-cycle financing, primarily receivables hypothecation and inventory financing. Lender Finance also provides a wide range of financing to independent leasing companies, including term financing, residual financing, private securitization structures and warehouse financing. Lender Finance generated $254 million in new business volume in 1997. Vacation ownership transaction sizes range from $3 million to $50 million, with an average transaction size in 1997 of $14 million, secured by individual, underlying transactions with an average size in 1997 of approximately $100,000. Terms generally range from two to ten years. Lease portfolio financing transaction sizes range from $50,000 to $2 million, with an average transaction size in 1997 of $1 million. Terms generally range from two to seven years.

  Sales Finance, with $1.2 billion in lending assets and investments represented 26% of the Asset Based Finance portfolio as of December 31, 1997. Sales Finance provides financing and related support and servicing capabilities to assist its clients in selling their products and services by enabling them to provide financing for the end-customer of these products. The range of services provided by Sales Finance includes sales financing, transaction structuring, credit analysis, documentation, billing, collections, portfolio reporting and marketing support. In 1997, Sales Finance generated new business volume of $754 million, which represented a 39% increase over 1996.

  The following table sets forth certain information regarding Sales Finance as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                AS OF, OR FOR THE
                                   YEAR ENDED,
                                   DECEMBER 31,
                                --------------------
                                 1997    1996   1995
                                ------  ------  ----
                                  (IN MILLIONS)
      Total lending assets and
       investments............  $1,228  $1,090  $849
      New business volume.....     754     544   589
      Revenues................     106      80    72
      Revenues as a percentage
       of total revenues......     8.3%    8.1%  6.6%
      Ratio of net writedowns
       (recoveries) to
       average lending assets.     --     (0.1)  0.1
      Ratio of total
       nonearning assets to
       lending assets.........     1.2     0.9   0.4

  The business strategy of Sales Finance is to focus on developing long-term relationships with clients by understanding its clients' businesses and the role that financing plays in their sales and marketing processes. The sales force, which has expertise in originating and structuring customized programs for companies in its targeted industries, calls directly on prospective clients, using a database of pre-qualified prospects.

  Sales Finance's credit approach focuses on the structure of the underlying financing program and stresses a balance among three key factors: (i) credit strength of the underlying lessee or borrower, (ii) value and quality of the underlying collateral and (iii) financial support from the client, and Sales Finance's reliance upon that support, as many of its programs have full or partial recourse to the manufacturer or vendor. The group uses standard underwriting formats and documents to ensure strict credit controls, while still providing the quick response times demanded by clients. Credit quality of Sales Finance's portfolio is evidenced by nonearning assets constituting 1.2% of total lending assets and investments, and no net writedowns during 1997.

  Sales Finance is focusing increasingly on the use of syndications and securitizations to manage client and industry concentrations, and to generate fee income and increase returns. During 1997, the Company securitized $195 million of Sales Finance receivables in a single transaction. The Company did not retain any credit risk on this transaction, as all securities were sold to third parties on a non-recourse basis. The Company continues to generate servicing fees from these assets.


 BUSINESS CREDIT

  Business Credit, with $1.0 billion in total lending assets and investments, represented 22% of the Asset Based Finance portfolio as of December 31, 1997. Business Credit provides asset based working capital and term financing to middle-market companies for growth, refinancings, recapitalizations, acquisitions, seasonal borrowing, and debtor-in-possession ("DIP") and post-DIP transactions, through senior loans primarily secured by accounts receivable, inventory and, to a lesser extent, machinery and equipment and real estate. Middle-market companies served by Business Credit include manufacturers, retailers, wholesalers, distributors and service firms. The group's portfolio is well-diversified, consisting of 20 industries, with food/grocery and retail representing the largest concentrations at 22% and 13%, respectively, of total lending assets, and no other industry constituting more than 10% of total lending assets, as of December 31, 1997. Terms of transactions usually range from one to eight years, with an average commitment size and funds employed of $25 million and $10 million, respectively.

  The following table sets forth certain information regarding Business Credit as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                                              AS OF, OR FOR
                                                             THE YEAR ENDED,
                                                               DECEMBER 31,
                                                             ------------------
                                                              1997   1996  1995
                                                             ------  ----  ----
                                                              (IN MILLIONS)
      Total lending assets and investments.................. $1,025  $867  $638
      New business volume...................................    695   639   476
      Revenues..............................................    114    86    64
      Revenues as a percentage of total revenues............    9.0%  8.7%  5.9%
      Ratio of net writedowns to
       average total lending assets.........................    --    0.1   --
      Ratio of nonearning assets to lending assets..........    --    --    --

  Through its nine regional sales offices, Business Credit provides the Company with broad national coverage with a focus on regional market opportunities. Financing is typically provided as agent (lead lender), but also may be provided as a co-lender or a participant in senior secured transactions agented by other traditional asset-based lenders. Business Credit generates the majority of its new business through intermediaries such as investment and commercial banks, and private equity investors. The group is also expanding its direct marketing efforts through its use of proprietary databases of prospective borrowers. In 1997, Business Credit generated new business commitments and related fundings of $1.7 billion and $695 million, respectively, up 26% and 9% over the prior year period.

  Business Credit underwrites transactions based on balancing collateral values, cash flow and capital structure. Business Credit protects its position against deterioration of a borrower's performance by using established advance rates against eligible collateral and cross-collateralizing revolving credit facilities and term loans. Credit risk is also actively managed through portfolio diversification by industry and individual client exposure. Business Credit manages its portfolio centrally, ensuring more consistent control over all of its accounts and efficient documentation and approval of transactions. The credit quality is reflected in cumulative net writedowns of $2 million since the group's inception in 1992, and no nonearning assets as of December 31, 1997.

  Business Credit has established a syndication capability, enabling it to commit to larger transactions while still managing the size of ultimate retained positions and to generate additional income. Although Business Credit can provide commitments of up to $200 million, the business generally syndicates its ultimate retained funds employed position to $35 million or less. Total syndication activity in 1997 amounted to $132 million in fundings.

 CURRENT ASSET MANAGEMENT

  Current Asset Management has been a leading provider of factoring services in the United States for over 50 years. For 1997, the Company believes Current Asset Management was the fourth largest factor in terms of volume in the United States, with factoring volume of over $7.3 billion, a 6% increase from the prior year. This group provides factoring, working capital and term loans, receivables management, import and export financing and credit protection to middle-market companies which have targeted annual sales in the range of $10 million to $100 million. Working capital and term loans consist of advances against inventory and equipment on a formula basis, as well as seasonal over-advances. In addition, during 1997, the group's commercial funding unit began making asset based loans in the $1 million to $10 million range secured by receivables and inventory. Current Asset Management serves a wide variety of markets, with specific expertise in apparel, textiles and home furnishings. As of December 31, 1997, the majority of Current Asset Management's lending assets consisted of short-term trade receivables from department and general merchandise retail stores. The group has also begun to service a broad range of additional markets such as golf, temporary staffing services, seafood and housewares. Clients use Current Asset Management's factoring products and services to address a broad range of needs, including improving cash flow, mitigating the risk of bad debt charge-offs, increasing sales, improving management information and converting the high fixed cost of operating a credit and collection department into a lower, variable expense.

  The following table sets forth certain information regarding Current Asset Management as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                                          AS OF, OR FOR THE
                                                             YEAR ENDED,
                                                            DECEMBER 31,
                                                          ---------------------
                                                          1997     1996   1995
                                                          -----    -----  -----
                                                            (IN MILLIONS)
      Total lending assets and investments..............  $ 391(1) $ 917  $ 755
      Factoring volume(2)...............................  7,347    6,933  6,084
      Revenues..........................................    122      113     98
      Revenues as a percentage of total revenues........    9.6%    11.5%   9.0%
      Ratio of net writedowns to average lending assets.    1.0      1.0    1.3
      Ratio of nonearning assets to total lending
       assets...........................................    0.5      0.4    1.1

     --------
     (1) Reflects the sale of $500 million of factored accounts receivable during 1997.
     (2) Due to the short-term nature of these purchased receivables, factoring volume is not included in new business volume.

  Current Asset Management maintains two full service offices in New York and Los Angeles and operates sales offices in Atlanta and Dallas. Through its experienced sales force, Current Asset Management generates business through direct calling on manufacturers, and develops and maintains relationships with financial intermediaries that provide financing advice to prospective clients. In addition to its direct sales efforts, Current Asset Management generates business through its programmatic use of direct mail and advertising and through referrals from other business groups of the Company. The Company believes that its focused sales efforts, market research program, and advertising and marketing efforts have played a key role in the growth of its domestic factoring operation. Current Asset Management has developed sophisticated proprietary information storage and retrieval systems, such as electronic transmission of invoices and remittances, scanning technology and electronic linkage with clients, that streamline the management and processing of accounts receivable and enable the Company to efficiently process the high transaction volumes related to factoring invoices. Current Asset Management believes that the investments in technology associated with factoring represent a significant entry barrier to new competitors.

  Current Asset Management generally purchases the accounts receivable owed to clients by their customers, usually on a nonrecourse basis, and may provide funding to clients as an advance against those receivables. Customer credit coverage is extended based on an analysis of operating performance and sources of short-term liquidity, such as borrowing facilities and trade relationships. The Company also utilizes technology to electronically perform basic credit surveillance routines. The Current Asset Management portfolio's strong credit quality is evidenced by nonearning assets of only 0.5% of lending assets at December 31, 1997 and net writedowns of 1.0% of lending assets for 1997.

  The Company has a factored accounts receivable facility, which allows it to sell an undivided interest of up to $550 million in a designated pool of its factored accounts receivable to five bank-supported conduits. The Company utilized this facility during the fourth quarter of 1997. At December 31, 1997, the Company had sold approximately $500 million of factored accounts receivables through this facility, resulting in a decrease of Current Asset Management lending assets from the end of the prior year.

 SMALL BUSINESS LENDING

  Small Business Lending, with $766 million in lending assets and investments, represented 16% of the Asset Based Finance portfolio as of December 31, 1997. Small Business Lending provides long-term financing to the large and growing small business market, primarily under SBA loan programs. Small Business Lending's major product offerings are SBA 7(a) loans, which are guaranteed up to 80% by the SBA, and SBA 504 loans, which are senior to an accompanying SBA loan and have an average loan to collateral value of 50%. Small Business Lending is one of only fourteen non-banks licensed by the SBA to make SBA 7(a) loans and is the third largest originator of such loans. Small Business Lending provides long-term financing for real estate purchase, construction or refinance; business or equipment acquisition; working capital; and debt refinancing, primarily to companies in the manufacturing, retail or service sectors with annual sales of $500,000 to $3 million. While the portfolio is somewhat concentrated in California and Texas, it is geographically diversified within these states. The entire Small Business Lending portfolio is diversified by industry type, with concentrations of 13% in transportation services and 10% in miscellaneous consumer services and no other industry representing more than 10% of the portfolio as of December 31, 1997. The loans provided by Small Business Lending are generally for amounts up to $3 million, have an average size of $500,000 and have a contractual maturity ranging from five to 25 years.

  The following table sets forth certain information regarding Small Business Lending as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                                               AS OF, OR FOR
                                                                  THE YEAR
                                                                   ENDED,
                                                                DECEMBER 31,
                                                               ----------------
                                                               1997  1996  1995
                                                               ----  ----  ----
                                                               (IN MILLIONS)
      Total lending assets and investments.................... $766  $403  $208
      New business volume.....................................  472   393   165
      Revenues................................................   65    47    18
      Revenues as a percentage of total revenues..............  5.1%  4.8%  1.7%
      Ratio of net writedowns to average lending assets.......  0.3   0.3   0.5
      Ratio of nonearning assets to lending assets............  2.0   1.2   0.5

  Small Business Lending operates out of 24 offices in 12 states and the portfolio is managed on a centralized basis. Small Business Lending focuses its marketing efforts on developing relationships with third party intermediaries, such as real estate brokers, mortgage brokers and business brokers. Additional business originates from referrals from existing customers, franchisors, targeted direct marketing and cross-referrals from other of the Company's business groups. Small Business Lending enjoys SBA Preferred Lender Program "PLP" status, which enables it to approve SBA 7(a) loans under SBA-delegated approval authority. The Company believes that Small Business Lending has maintained a position as one of the nation's three largest originators of SBA 7(a) loans since 1995, and placed first and second in volume growth in 1996 and 1997, respectively. In California and Texas, the two largest markets for SBA 7(a) loans, Small Business Lending was the largest originator of SBA 7(a) loans in 1997. Total new business for all products exceeded $470 million in 1997.

  Small Business Lending's underwriting and procedural guidelines are standardized to ensure a consistent and efficient process. Credit decisions are based on analysis of a prospective borrower's cash flow, the use of independent valuations for collateral and a review of management. Loans are generally secured by real estate and equipment, with additional collateral in the form of other business assets, personal residences and, in many instances, personal guarantees. The portfolio is comprised of approximately 2,800 individual loans, which provides diversified risk. Delinquent accounts are managed aggressively, beginning at five days past due, through a combination of collection calls and letters. At 60 days past due, accounts are transferred to a specialized workout area. Nonearning assets represented 2% of the portfolio as of December 31, 1997, of which 75% were the guaranteed portions of net SBA 7(a) loans which are held until a liquidation is complete and the SBA repurchases the loan. Net writedowns have remained at or below 0.5% annually for the past three years.

  The Company has developed the ability to sell the guaranteed portions of SBA 7(a) loans in the secondary market. The guaranteed portions of SBA 7(a) loans, which represented 45% of the lending assets of this group at December 31, 1997, can generally be sold and settled, at amounts in excess of book value, in less than 45 days. Small Business Lending has sold over $150 million in guaranteed 7(a) loans over the past two years.

REAL ESTATE FINANCE

  Real Estate Finance had total lending assets and investments of $2.1 billion, or 17% of the Company's total lending assets and investments, as of December 31, 1997, and total revenues of $252 million, or 20% of the Company's total revenues, for 1997. Real Estate Finance provides financing to owners, investors and developers for the acquisition, refinancing and renovation of commercial income producing properties in a wide range of property types and geographic areas. The group serves these markets by offering structured financings using tailored senior secured debt and junior participating financings, as well as through its CMBS unit, which originates CMBS loans. Transactions are secured by a variety of property types including office, multi-family, retail, industrial, manufactured housing communities, self storage facilities and hotels. Typical transactions range in size from $1 million to $35 million, with an average transaction size in 1997 of approximately $4 million.

  The following table sets forth certain information regarding Real Estate Finance as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                                         AS OF, OR FOR THE
                                                        YEAR ENDED, DECEMBER
                                                                31,
                                                        ----------------------
                                                         1997    1996    1995
                                                        ------  ------  ------
      Lending assets and investments:
        CMBS lending assets and investments............ $1,092  $  459  $   99
        Other lending assets and investments...........  1,001   1,055   1,135
                                                        ------  ------  ------
          Total lending assets and investments......... $2,093  $1,514  $1,234
                                                        ======  ======  ======
      New business volume:
        CMBS new business volume....................... $1,163  $  549  $  196
        Other new business volume......................    504     402     550
                                                        ------  ------  ------
          Total new business volume.................... $1,667  $  951  $  746
                                                        ======  ======  ======
      Revenues......................................... $  252  $  192  $  185
      Revenues as a percentage of total revenues.......   19.8%   19.5%   17.1%
      Ratio of net writedowns to average lending
       assets..........................................    0.1     0.1     --
      Ratio of nonearning assets to lending assets.....    0.2     0.3     1.0

  Real Estate Finance has ten offices throughout the United States which generate new business by using a combination of direct calling on prospective borrowers and calling on intermediaries and brokers who have relationships with potential clients. Real Estate Finance also markets its products through the use of trade advertising, direct marketing, newsletters, and trade show attendance and sponsorship. In 1997, Real Estate Finance generated new fundings of approximately $1.7 billion, the majority of which were related to CMBS originations. The Company has made and expects to continue to make significant investments in CMBS originations and securitization capabilities to remain a leader in this business. In 1997, the Company terminated its agreement with Belgravia, whereby Belgravia provided CMBS loans to the Company for approval and financing and shared in CMBS loan and securitization profits. In 1997, Belgravia originated approximately 35% of the Company's total CMBS volume. The Company expects that the termination of this agreement will not have a material impact on the Company's origination of new CMBS loans, due to the Company's investment in loan origination capabilities.

  Real Estate Finance has a credit philosophy that emphasizes selecting properties that generate stable or increasing income cash flow streams and that have strong asset quality and proven sponsorship with defined business plans. Real Estate Finance's lending and investment philosophy emphasizes portfolio liquidity, relatively small individual transaction sizes, and maintenance of a diverse portfolio in terms of geographic location and property type. The CMBS product is underwritten to rating agency guidelines with the intent to sell through all credit risk at the time of securitization. This strategy has resulted in low levels of nonearning assets at December 31, 1997 and 1996. There were minimal net writedowns of Real Estate Finance assets during 1997, 1996 and 1995. The Real Estate Finance portfolio is diversified across a wide range of property types and geographic areas. At December 31, 1997 and 1996, Real Estate Finance lending assets and investments were distributed as follows:

     PROPERTY TYPES
     --------------
                         1997 1996
                         ---- ----
Apartments..............  20%  11%
Manufactured housing....  16   21
Retail..................  14    7
Self storage............  12   13
General purpose office
 buildings..............   8    6
Industrial..............   8   10
Hotels..................   6   14
Loan Portfolios.........   4    9
Other...................  12    9
                         ---  ---
                         100% 100%
                         ===  ===

    GEOGRAPHIC AREAS
    ----------------
                         1997 1996
                         ---- ----
California..............  29%  28%
Southwest...............  19   13
Midwest.................  12   10
Florida.................   7   12
Mid-Atlantic States.....   6    8
New England.............   5    4
New York................   4    8
West....................   4    3
Other...................  14   14
                         ---  ---
                         100% 100%
                         ===  ===

  During 1997, the Company securitized over $500 million of CMBS loans and did not retain any residual interest in this transaction, as all of the receivable backed securities were sold to third parties on a non-recourse basis. Real Estate Finance also originated approximately $1.1 billion of CMBS loans which were originated to be held for securitization at December 31, 1997, a 138% increase over the prior year. The Company also securitized approximately $1.1 billion of these loans in March 1998 and did not retain any residual risk in this transaction. Real Estate Finance syndicates 50% to 75% of junior participation originations through a syndication arrangement with a real estate fund sponsored by a nationally known investment banking firm. The use of syndications has enabled the Company to reduce its average individual retained position in this portfolio to approximately $1 million.

  At December 31, 1997, Real Estate Finance was contractually committed to finance an additional $102 million to new and existing borrowers, generally contingent upon the maintenance of specific credit standards. Since many of the commitments are expected to remain unused, the total commitment amounts do not necessarily represent future cash requirements. No significant commitments exist to provide additional financing related to nonearning assets.

INTERNATIONAL GROUP

  International Group has a significant international presence in factoring and asset based financing, and has had subsidiaries and joint ventures in many international markets for more than 25 years. International Group currently consists of four majority owned subsidiaries and joint ventures with operations in 15 countries in Europe, Asia/Pacific and Latin America. International Group had total lending assets and investments of $2.4 billion, or 20% of the Company's total lending assets and investments, at December 31, 1997, and total revenues (including the Company's share of income from international joint ventures) of $187 million, or 15% of the Company's total revenues, for 1997. International Group provides factoring and receivables management services, asset based financing, acquisition financing, leasing and vendor finance and/or trade finance programs. The largest of the Company's consolidated subsidiaries is Factofrance, which is the leading factoring company in France and the third largest factor in the world, with factoring volume of approximately $8 billion in 1997. The largest of the Company's joint ventures is NMB-Heller Holding N.V., which has operations primarily in the United Kingdom, Holland and Germany and accounted for 54% of the year-end 1997 investments in international joint ventures balance. The Company believes that International Group's subsidiaries and joint ventures provide a solid base for consistent growth in international earnings and also provide the Company with the opportunity to meet the international financing needs of its domestic client base.

  The following is a list of the Company's consolidated subsidiaries and joint ventures, organized by geographic region, with information regarding country of existence and the Company's ownership interest as of December 31, 1997:

                                                         COMPANY    YEAR OF
                                                         OWNERSHIP  INITIAL
                                         COUNTRY        PERCENTAGE INVESTMENT
                                         -------        ---------- ----------
      CONSOLIDATED SUBSIDIARIES:
                   Europe
                   ------

       Factofrance                       France            98%(1)     1966
                Asia/Pacific
                ------------

       Heller Asia Capital               Singapore        100%        1974
       Heller Financial Services         Australia        100         1969

                Latin America
                -------------
       Heller Financial Mexico           Mexico            92%        1993
      JOINT VENTURES:
                   Europe
                   ------
       Belgo-Factors                     Belgium           50%        1987
       Nordisk Factors                   Denmark           50         1965
       NMB Heller                        Holland           50(2)      1967
       Heller Bank A.G.                  Germany           50(2)      1964
       NMB Heller Limited                United Kingdom    50(2)      1964
       O.B. Heller a.s.                  Czech Republic    25(2)      1995
       O.B. Heller Factoring a.s.        Slovakia          25(2)      1997
       Handlowy-Heller S.A.              Poland            25(2)      1994
       Heller Portuguesa                 Portugal          40         1972
       Heller Espanola                   Spain             50         1965

                Asia/Pacific
                ------------
       East Asia Heller                  Hong Kong         50%        1972
       Heller Factoring (M) Sdn          Malaysia          49         1992
       Thai Farmers Heller               Thailand          49         1990

                Latin America
                -------------
       Heller-Sud Servicios Financieros  Argentina         50%        1994
       HellerNet-Sud                     Chile             50         1996

     --------
     (1) International Group increased its ownership of Factofrance from 48.8% to 97.6% in April 1997 by acquiring the interests of its joint venture partner of over 30 years.
     (2) Represents the Company's effective ownership through its 50% interest in NMB-Heller Holding N.V.

  The following table sets forth certain information regarding International Group as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                            AS OF, OR FOR THE YEAR ENDED,
                                                    DECEMBER 31,
                                           -----------------------------------
                                              1997          1996       1995
                                           -----------    ---------  ---------
                                                    (IN MILLIONS)
      Lending assets and investments of
       consolidated subsidiaries:
        Europe............................ $     1,860(1) $     --   $     --
        Asia/Pacific......................         223          257        212
        Latin America.....................          80           80         61
                                           -----------    ---------  ---------
                                                 2,163          337        273
      Investments in international joint
       ventures:
        Europe............................         160          238        216
        Asia/Pacific......................          16           14         12
        Latin America.....................          22           20          5
                                           -----------    ---------  ---------
                                                   198          272        233
                                           -----------    ---------  ---------
          Total lending assets and
           investments.................... $     2,361    $     609  $     506
                                           ===========    =========  =========
      Revenues of consolidated
       subsidiaries:
        Europe............................ $       121(1) $     --   $     --
        Asia/Pacific......................          25           26         23
        Latin America.....................           5           12          6
                                           -----------    ---------  ---------
                                                   151           38         29
      Income of international joint
       ventures:
        Europe............................          32           42         35
        Asia/Pacific......................           1            2          1
        Latin America.....................           3          --          (1)
                                           -----------    ---------  ---------
                                                    36           44         35
                                           -----------    ---------  ---------
          Total international revenues.... $       187    $      82  $      64
                                           ===========    =========  =========
      Total international revenues as a
       percentage of total revenues.......        14.7%         8.3%       5.9%
      Ratio of net writedowns to average
       lending assets.....................         1.8          --         --
      Ratio of nonearning assets to
       lending assets.....................         0.9          8.2        3.7

     --------
     (1) Reflects the consolidation of Factofrance in April 1997.

  International Group has broad, worldwide access to mid-sized and small businesses with operations in 19 countries. Each subsidiary and joint venture of International Group operates independently, with its own well-developed methods of originating business, and the majority of the international joint ventures are self-financed. International Group manages its investments through offices located in London, Singapore and Chicago. Each subsidiary and joint venture has its own well-developed credit philosophy, risk management policies and procedures and portfolio management processes, which are monitored by the Company through participation on their boards of directors, credit committees and other executive and administrative bodies. Net writedowns in consolidated subsidiaries totalled $23 million in 1997 and related primarily to the Company's Mexican subsidiary and the consolidation of Factofrance.

CORPORATE FINANCE

  Corporate Finance is a leading provider of middle market financing to private equity-sponsored companies. Corporate Finance had total lending assets and investments of $2.0 billion, or 17% of the

Company's total lending assets and investments, as of December 31, 1997 and total revenues of $245 million, or 19% of the Company's total revenues, for 1997. Corporate Finance primarily provides secured financing for leveraged buyouts, acquisitions, recapitalizations, refinancings, expansion and growth of publicly and privately held entities in a wide variety of industries. In almost all cases, these transactions involve professional or private equity investors ("equity sponsors"), who acquire businesses for financial or strategic purposes. Corporate Finance provides secured term and revolving credit facilities, with durations of up to ten years, and to a lesser extent provides unsecured or subordinated financings and invests in private equity buy-out funds. Corporate Finance also from time to time makes modest non-voting equity investments in conjunction with senior debt facilities, receives warrants or equity interests as a result of providing financing, and makes stand-alone equity co-investments, primarily with known equity sponsors. Corporate Finance also serves as co-lender or participant in larger senior secured cash flow transactions originated by other lenders. The Corporate Finance portfolio has loans outstanding in a wide range of industries, including manufacturing, services, metals, plastics, consumer products, health care and defense. The portfolio is diversified among 26 industries with concentrations of 12% in both chemicals/plastics and general industrial machinery at December 31, 1997. No other industry represented more than 10% of the total portfolio.

  The following table sets forth certain information regarding Corporate Finance as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                                      AS OF, OR FOR THE YEAR
                                                       ENDED, DECEMBER 31,
                                                     -----------------------
                                                      1997    1996    1995
                                                     ------  ------  -------
                                                          (IN MILLIONS)
      Total lending assets and investments.........  $2,010  $2,016  $2,328
      New business volume..........................   1,378     858   1,412
      Revenues.....................................     245     257     310
      Revenues as a percentage of total revenues...    19.3%   26.1%   28.6%
      Ratio of net writedowns to average lending
       assets......................................     1.3     1.0     0.7
      Ratio of nonearning assets to lending assets.     0.3     2.1     0.8

  Corporate Finance serves its clients with teams of senior level originators located in five regional offices. Corporate Finance has developed and maintains close relationships with approximately 200 equity sponsors, many of whom have been clients of the Company for ten or more years and who have financed several transactions with this business group.

  The commitment to finance by this business group is predicated on the Company's assessment of the borrower's ability to generate cash flow to repay the loan based on the borrower's equity sponsor, market position, relationships with clients and suppliers and ability to withstand competitive challenges. Corporate Finance assets are generally cross-collateralized and secured by liens on the borrower's current and fixed assets and capital stock. Corporate Finance manages its portfolio centrally to ensure consistent application of credit policy and efficient documentation and approval of transaction modifications. Portfolio quality was demonstrated at December 31, 1997 by nonearning assets of $7 million, or 0.3% of lending assets. The portfolio had net writedowns of $25 million in 1997 versus $21 million in 1996.

  In 1997, Corporate Finance functioned as agent for 29 syndicated transactions. The Company believes its level of agented transactions makes it the fourth largest syndicator of private equity-sponsored deals in the United States. Total syndication activity in 1997 amounted to $602 million in funds. Although Corporate Finance can provide commitments of up to $150 million per transaction, the group generally syndicates its ultimate retained position to less than $20 million. As of December 31, 1997, the average retained transaction size was approximately $14 million in commitments and approximately $8 million of fundings, which reflects the group's significant use of the syndication market.

  As of December 31, 1997, Corporate Finance was contractually committed to finance an additional $950 million to new and existing borrowers, generally contingent upon the maintenance of specific credit standards. Since many of the commitments are expected to remain unused, the total commitment amounts do not necessarily represent future cash requirements. No significant commitments exist to provide additional financing related to nonearning assets.

PROJECT FINANCE

  Project Finance is a specialized financing business, which provides structured financing for individual projects to domestic independent oil and gas, coal, mining and power companies. Financing is provided in the form of senior and junior secured loans and equity investments. Project Finance had total lending assets and investments of $144 million, or 1.2% of the Company's total lending assets and investments, as of December 31, 1997 and revenues of $19 million, or 1.5% of the Company's revenues, for 1997. Transaction sizes generally range from $2 million to $20 million, and terms range from six to 17 years. Project Finance originates its financing opportunities primarily through intermediaries with which it has established long-standing relationships in its targeted industries. In 1997, Project Finance generated $36 million in new business volume, with an average transaction size of $5 million. The credit approval process involves a detailed financial and legal review of the contract and underlying project economic projections, together with a review of all industry relevant data. Portfolio management procedures involve the regular receipt of project status reports together with related financial and operating information, as well as periodic site visits. The Company expects Project Finance to remain a small percentage of its assets, relative to its other business units.

  The following table sets forth certain information concerning Project Finance as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                 AS OF, OR FOR THE
                                    YEAR ENDED,
                                   DECEMBER 31,
                                ----------------------
                                1997  1996     1995
                                ----  -----  ---------
                                   (IN MILLIONS)
      Total lending assets and
       investments............  $144  $ 160    $186
      New business volume.....    36     23      52
      Revenues................    19      9      27
      Revenues as a percentage
       of total revenues......   1.5%   0.9%    2.5%
      Ratio of net writedowns
       to average lending
       assets.................   --     4.8      --
      Ratio of nonearning
       assets to lending
       assets.................  14.2   11.5     4.5

  The nonearning assets in Project Finance at December 31, 1997 and 1996 consisted of one transaction which the Company expects to liquidate in 1998 with little or no net writedown.

  At December 31, 1997, Project Finance was contractually committed to finance an additional $54 million to new and existing borrowers, generally contingent upon the maintenance of specific credit standards. Since many of the commitments are expected to remain unused, the total commitment amounts do not necessarily represent future cash requirements. No significant commitments exist to provide additional financing related to nonearning assets.

PRE-1990 PORTFOLIO

  The lending philosophy of Corporate Finance and Real Estate Finance prior to 1990 emphasized larger, less liquid transactions and transactions with lower levels of cash flow and collateral coverage. Subsequent to 1990, the Company has developed a credit strategy which focuses on transactions with lower lending multiples, smaller retained positions and greater liquidity. As a result, the Company has separately managed the pre-1990 portfolio over the last several years in its effort to closely monitor credit quality and effectively reduce this exposure. During this period, the Company has substantially reduced its pre-1990 portfolio from $2.5 billion, or 33% of lending assets and investments, at December 31, 1993 to $492 million, or 4% of lending assets and investments, at December 31, 1997. Approximately 70% of the remaining pre-1990 portfolio consists of real estate assets which have been independently appraised and written down to the appraised value. The net writedowns related to working out of the pre-1990 assets have been significant, with $1.1 billion of writedowns on pre-1990 accounts since 1991. The Company believes it has dealt with the negative effect of this portfolio and expects the impact of the pre-1990 portfolio to be insignificant beginning in 1998. See "Risk Management--Portfolio Quality--Pre-1990 Portfolio".

  The following table sets forth certain information concerning the pre-1990 Corporate Finance and Real Estate Finance portfolio as of the end of, and for, each of the years in the three-year period ended December 31, 1997:

                                                      AS OF, OR FOR THE YEAR
                                                       ENDED, DECEMBER 31,
                                                      ----------------------
                                                      1997   1996     1995
                                                      -----  -----  --------
                                                          (IN MILLIONS)
      Total lending assets and investments........... $ 492  $ 979   $1,526
      Revenues.......................................    40     30      148
      Revenues as a percentage of total revenues.....   3.1%   3.0%    13.7%
      Ratio of net writedowns to average lending
       assets........................................  11.5    5.9     11.3
      Ratio of nonearning assets to lending assets...  15.5   17.8     14.2

  Net writedowns as a percentage of average lending assets were higher in 1997 than 1996 due to a lower level of recoveries in 1997 than the prior year.

SALES AND MARKETING

  The Company originates transactions in the United States through a dedicated sales force of over 260 employees in over 40 locations and through its network of wholly-owned and joint venture commercial finance companies with operations in 19 other countries around the world. These sales people have industry-specific experience that enables them to effectively structure commercial finance transactions to companies in the industries and market segments served by the Company.

  The Company's sales force originates business through a combination of (i) direct calling on prospective borrowers, (ii) relationships with manufacturers, dealers, and distributors, (iii) relationships with a wide variety of private equity investors, business brokers, investment bankers, and other intermediaries and referral sources, and (iv) relationships with financial institutions. The Company has invested in expanding and broadening its market coverage in several of its businesses, particularly Small Business Lending and CMBS, and expects these investments to enhance the Company's ability to generate new transactions and income.

  Sales force compensation encourages active, profitable new business development, client retention, credit quality, pricing margins and cross-referral of business opportunities to other business groups.

  The Company also markets its products and services through the use of general market advertising, trade advertising, direct mail, a web site, public relations, newsletters, trade show attendance and sponsorship, educational seminars, and a variety of other market- and industry-specific events. The Company maintains several proprietary databases for the purpose of generating targeted, customized direct marketing campaigns and for the purpose of tracking relationship history with certain of its clients and prospects. The Company regularly conducts client satisfaction surveys and other market research studies designed to assess its competitive position and to identify unfulfilled needs of its clients and prospects.

SECURITIZATION, SYNDICATION AND LOAN SALE ACTIVITIES

  The Company has developed strong capabilities in the areas of securitization, syndication and loan sales. These capital markets activities provide the Company with the ability to (i) maximize its origination strength by providing broader market access to higher quality credits, (ii) manage customer and asset concentrations, (iii) generate income growth in competitive markets through syndication fees and securitization gains and (iv) meet a broader array of the financial needs of its current clients. The Company also uses securitizations and syndications to provide attractive financial returns on high-quality, lower yielding assets. The Company believes that additional benefits are realized by its credit, operations and underwriting processes being subjected to capital markets disciplines. The following table sets forth certain information with respect to the Company's capital market activities in 1997, 1996 and 1995:

                                                         1997   1996   1995
                                                        ------ ------ ------
                                                             (IN MILLIONS)
      New business volume.............................. $5,970 $4,052 $3,854
      Securitizations..................................    774     --    220
      Syndications and loan sales......................    964    757    708

 SECURITIZATIONS

  The Company securitizes assets to generate fee income and to manage client and industry concentrations and leverage its origination capabilities. In 1997, the Company securitized $774 million of assets through the completion of a CMBS and an equipment based securitization. The Company did not retain any credit risk in either of these transactions, as all of the receivable backed notes were sold to third parties on a non-recourse basis.

 SYNDICATIONS AND LOAN SALES

  The Company syndicates assets and sells loans to manage client concentrations and generate fees, and has established syndication and loan sale capabilities in nearly all of its business categories. To facilitate its syndication activity, the Company has established and maintains relationships with a wide variety of financial institutions throughout the United States. In 1997, the Company completed syndications and sales of $964 million in receivables, investments and loans.

COMPETITION

  The Company's markets are highly fragmented and extremely competitive and are characterized by competitive factors that vary by product and geographic region. The Company's competitors include other commercial finance companies, national and regional banks and thrift institutions, investment banks, leasing companies, investment companies, manufacturers and vendors. Competition from both traditional competitors and new market entrants has been intensified in recent years by an improving economy, growing marketplace liquidity and increasing recognition of the attractiveness of the commercial finance markets. In addition, the rapid expansion of the securitization markets is dramatically reducing the difficulty in obtaining access to capital, which is the principal barrier to entry into these markets. This is further intensifying competition in certain market segments, including competition from specialized securitization lenders that offer aggressive pricing terms.

  The Company competes primarily on the basis of pricing, terms, structure and service in many of its markets. Competitors of the Company often seek to compete aggressively on the basis of these factors and the Company may lose market share to the extent it is unwilling to match its competitors' pricing, terms and structure in order to maintain its spreads or to maintain its credit discipline. To the extent that the Company matches competitors' pricing, terms or structure, it may experience decreased spreads and/or increased risk of credit losses. Many of the Company's competitors are large companies that have substantial capital, technological and marketing resources, and some of these competitors are larger than the Company and may have access to capital at a lower cost than the Company. Further, the size and access to capital of certain of the Company's competitors are being enhanced by the recent surge in consolidation activity in the commercial and investment banking industries. Also, the Company's competitors include businesses that are not affiliated with bank holding companies and therefore are not subject to the same extensive federal regulations that govern bank holding companies. As a result, such non-banking competitors may engage in certain activities which currently are prohibited to the Company. See "--Regulation".

REGULATION

  Fuji Bank is a bank holding company within the meaning of the Bank Holding Company Act, and is registered as such with the Federal Reserve. As a result, the Company is subject to the Bank Holding Company Act and is subject to examination by the Federal Reserve. In general, the Bank Holding Company Act limits the activities in which the Company may engage to those which the Federal Reserve has generally determined to be "so closely related to banking
 . . . as to be a proper incident thereto" and generally requires the approval of the Federal Reserve before the Company may engage directly or through a subsidiary in such activities. To obtain the Federal Reserve's approval, Fuji Bank must submit a notice that provides information both about the proposed activity or acquisition and about the financial condition and operations of Fuji Bank and the Company. The Bank Holding Company Act will continue to apply to the Company for as long as Fuji Bank holds 25% or more of any class of the Company's voting stock or otherwise is deemed to control the management or operations of the Company under the Bank Holding Company Act and the Federal Reserve's regulations and interpretations thereunder. The Company's current business activities constitute permitted activities or have been authorized by the Federal Reserve.

  SBA loans made by the Company are governed by the Small Business Act and the Small Business Investment Act of 1958, as amended, and may be subject to the same regulations by certain states as are other commercial finance operations. The federal statutes and regulations specify the types of loans and loan amounts which are eligible for the SBA's guaranty as well as the servicing requirements imposed on the lender to maintain SBA guarantees.

  The operations of the Company are subject, in certain instances, to supervision and regulation by state and federal governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things, (i) regulate credit granting activities, (ii) establish maximum interest rates, finance charges and other charges, (iii) require disclosures to customers,
(iv) govern secured transactions and (v) set collection, foreclosure, repossession and claims handling procedures and other trade practices. Although most states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies and require licensing of lenders and financiers and adequate disclosure of certain contract terms. The Company is also required to comply with certain provisions of the Equal Credit Opportunity Act that are applicable to commercial loans. Additionally, the Company is subject to regulation in those countries in which the Company has operations and in most cases has been required to obtain central governmental approval before commencing business.

  In the judgment of management, existing statutes and regulations have not had a material adverse effect on the business conducted by the Company. However, it is not possible to forecast the nature of future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon the future business, financial condition or results of operations or prospects of the Company.

EMPLOYEES

  As of March 31, 1998, the Company had 2,362 employees. The Company is not subject to any collective bargaining agreements and believes that its employee relations are good.

PROPERTIES

  The Company leases office space for its corporate headquarters in Chicago, Illinois and leases other offices throughout the United States, Europe, Asia/Pacific and Latin America. The Company does not own any material real property.

LEGAL PROCEEDINGS

  The Company is a party to a number of legal proceedings as plaintiff and defendant, all arising in the ordinary course of its business. The Company believes that the amounts, if any, which may be ultimately funded or paid with respect to these matters will not have a material adverse effect on the Company's business, financial condition or results of operations, but there can be no assurance that an adverse decision in any such legal proceeding would not have such a material adverse effect.

                                RISK MANAGEMENT

  The Company's business activities contain elements of risk. The Company considers the principal types of risk to be credit risk and asset/liability risk (including interest rate and liquidity risk). The Company considers the management of risk essential to conducting its businesses and to maintaining profitability. Accordingly, the Company's risk management systems and procedures are designed to identify and analyze the Company's risks, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs.

CREDIT RISK MANAGEMENT

  The Company manages credit risk through its underwriting procedures, centralized approval of individual transactions and active portfolio and account management. Underwriting procedures have been developed for each business line, enabling the Company to assess a prospective borrower's ability to perform in accordance with established loan terms. These procedures may include analyzing business or property cash flows and collateral values, performing financial sensitivity analyses and assessing potential exit strategies. For transactions originated with the intent of reducing the Company's ultimate retained asset size, the Company's syndication units assign a risk rating prior to approval of the underlying transaction, reflecting its confidence level, prior to funding, in syndicating the proposed transaction. Financing and restructuring transactions exceeding designated amounts are reviewed and approved by an independent corporate credit function, and larger transactions require approval by a centralized credit committee. During 1997, the Company further strengthened its credit risk management function through the appointment of a Chief Credit Officer, who reports to the Company's Chairman. Each business group is subject to a quarterly portfolio review of its significant assets with the Chief Credit Officer and, in some cases, the Chairman.

  The Company manages its portfolio by monitoring transaction size and diversification by industry, geographic area, property type and borrower. Through these methods, management identifies and limits exposure to unfavorable risks and seeks favorable financing opportunities. Loan grading systems are used to monitor the performance of loans by product category, and an overall risk classification system is used to monitor the risk characteristics of the total portfolio. These systems generally consider debt service coverage, the relationship of the loan to underlying business or collateral value, industry characteristics, principal and interest risk, and credit enhancements such as guarantees, irrevocable letters of credit and recourse provisions. When a problem account is identified, professionals that specialize in the relevant industry are brought in to more closely monitor the account and formulate strategies to optimize and accelerate the resolution process. Since 1994, the Internal Audit Department, independent of operations, has performed an independent review to evaluate the risk identification and credit management processes, as well as validate the loan grading of assets in such portfolios and reports its findings to senior management and the Audit Committee of the Board of Directors.

ASSET/LIABILITY MANAGEMENT

 INTEREST RATE AND FOREIGN CURRENCY RISK MANAGEMENT

  The Company uses derivatives as an integral part of its asset/liability management program to reduce its overall level of financial risk arising from normal business operations. These derivatives, particularly interest rate swap agreements, are used to manage liquidity, diversify sources of funding, alter interest rate exposure arising from mismatches between assets and liabilities and manage exposures to foreign exchange fluctuations. The Company is not an interest rate swap dealer nor is it a trader in derivative securities, and it has not used speculative derivative products for the purpose of generating earnings from changes in market conditions.

  Before entering into a derivative agreement, management determines that an inverse correlation exists between the value of a hedged item and the value of the derivative. At the inception of each agreement, management designates the derivative to specific assets, pools of assets or liabilities. The risk that a derivative will become an ineffective hedge is generally limited to the possibility that an asset being hedged will prepay before the related derivative expires. Accordingly, after inception of a hedge, asset/liability managers monitor the effectiveness of derivatives through an ongoing review of the amounts and maturities of assets, liabilities and swap positions. This information is reported to the Financial Risk Management Committee ("FRMC"), the members of which include the Company's Chairman, Chief Financial Officer and Treasurer. The FRMC determines the direction the Company will take with respect to its financial risk position. This position and the related activities of the FRMC are reported regularly to the Company's Executive Committee and Board of Directors.

  The Company uses interest rate swaps as an important tool for financial risk management, which enables it to match more closely the interest rate and maturity characteristics of its assets and liabilities. As such, interest rate swaps are used to change the characteristics of fixed rate debt to that of variable rate liabilities, to alter the characteristics of specific fixed rate asset pools to more closely match the interest terms of the underlying financing and to modify the variable rate basis of a liability to more closely match the variable rate basis used for variable rate receivables. At December 31, 1997, the Company had $6.6 billion in notional amount of swap agreements with commercial banks and investment banking firms. The average interest rates paid by the Company on its outstanding indebtedness, before and after the effect of swap agreements, as of December 31, 1997 and 1996 are summarized below:

                                                   DECEMBER 31,
                                    --------------------------------------------
                                            1997                   1996
                                    ---------------------  ---------------------
                                    YEAR-END BEFORE AFTER  YEAR-END BEFORE AFTER
                                    BALANCE  SWAPS  SWAPS  BALANCE  SWAPS  SWAPS
                                    -------- ------ -----  -------- ------ -----
                                                   (IN MILLIONS)
   Commercial paper--
    domestic and foreign...........  $2,560   5.71%  N/A    $2,576   5.63%  N/A
   Fixed rate debt.................   3,951   6.90  6.67%    2,905   7.02  6.62%
   Variable rate debt..............   2,051   5.44  6.01     1,859   4.85  5.78
                                     ------                 ------
     Total.........................  $8,562   6.19  6.44    $7,340   5.98  6.29
                                     ======                 ======

  The swap agreements had the effect of increasing interest expense by $8 million during 1997. At December 31, 1997, balance sheet assets that mature or reprice over the next three months exceeded balance sheet liabilities that mature or reprice over the same period by $1.1 billion. After the effect of off-balance sheet instruments, liabilities that mature or reprice over the next three months exceeded assets that mature or reprice over the same period by $158 million. The largest such difference at a month end during 1997 was $695 million.

  The Company's sensitivity to changes in interest rates is regularly monitored and analyzed by measuring the repricing and amortization characteristics of assets, liabilities and off-balance sheet derivatives. The Company utilizes various models to assess interest rate risk in terms of the potential effect on net interest income, the market value of net assets and the value at risk of the firm in an effort to ensure that the Company is insulated from any significant adverse effects from changes in interest rates. The results of these models are reviewed each month with the FRMC. Based on the model used for the sensitivity of net interest income, if the balance sheet, when the month-end difference between the repricing of assets and liabilities was at its greatest during 1997, were to remain constant and no actions were taken to alter the existing interest rate sensitivity, a hypothetical immediate 100 basis point change in interest rates would have affected net interest income and net income by less than 1% over a six month horizon. Although management believes that this measure is indicative of the Company's sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composition of the balance sheet and other business developments that could affect net income. Accordingly, no assurance can be given that actual results would not differ materially from the potential outcome simulated by this model.

  In order to minimize the effect of fluctuations in foreign currency exchange rates on its financial results, the Company periodically enters into forward contracts or purchases options. These financial instruments serve as hedges of its foreign investment in international subsidiaries and joint ventures or effectively hedge the translation of the related foreign currency income. The Company held $623 million of forward contracts, $74 million of purchased options and $106 million of cross currency swap agreements at December 31, 1997. Through these contracts, the Company primarily sells the local currency and buys U.S. dollars. The Company also periodically enters into forward contracts to hedge receivables denominated in foreign currencies or may purchase foreign currencies in the spot market to settle a foreign currency denominated liability. In addition, the Company held $506 million of cross currency swap agreements used to hedge debt instruments issued in foreign currencies at December 31, 1997. The Company invests in and operates commercial finance companies throughout the world. Over the course of time, reported results from the operations and investments in foreign countries may fluctuate in response to exchange rate movements in relation to the U.S. dollar. While the Western European operations and investments are the largest areas of the Company's activities, reported results will be influenced to a lesser extent by the exchange rate movements in the currencies of other countries in which the Company's subsidiaries and investments are located.

 LIQUIDITY RISK MANAGEMENT

  The Company manages liquidity risk primarily by monitoring the relative maturities of assets and liabilities and by borrowing funds through the U.S. and international money and capital markets and bank credit markets. Such cash is used to fund asset growth and to meet debt obligations and other commitments on a timely and cost-effective basis. The Company's primary sources of funds are commercial paper borrowings, issuances of medium-term notes and other term debt securities and the syndication, securitization or sale of certain lending assets. At December 31, 1997, commercial paper borrowings were $2.6 billion and amounts due on term debt within one year were $2.0 billion. If the Company is unable to access such markets at acceptable terms, it could utilize its bank credit and asset sale facilities and cash flow from operations and portfolio liquidations to satisfy its liquidity needs. At December 31, 1997, the Company had committed liquidity support through its bank credit and asset sale facilities totalling $4.0 billion, including a 364-day facility which has been renewed and will expire April 6, 1999, representing, on a consolidated basis, 122% of outstanding commercial paper and short-term borrowings. The Company believes that such credit lines should provide sufficient liquidity to the Company under foreseeable conditions. See also "Management's Discussion and Analysis of Financial

Condition and Results of Operations--Liquidity and Capital Resources" for further information concerning the liquidity of the Company.

PORTFOLIO QUALITY

  The credit quality of the Company's portfolio in 1997 reflected the effectiveness of the Company's credit strategies, underwriting and portfolio management and disciplined credit approval process. As of December 31, 1997 nonearning assets were at their lowest level in over 10 years, having been reduced to $155 million, or 1.4% of lending assets, from $278 million, or 3.3% of lending assets, at the end of 1996. In addition, the Company's allowance for losses of receivables represented 185% of nonearning impaired receivables as of December 31, 1997. The following table presents certain information with respect to the credit quality of the Company's portfolio:

                                                              DECEMBER 31,
                                                          ---------------------
                                                           1997    1996   1995
                                                          ------- ------ ------
                                                              (IN MILLIONS)
   LENDING ASSETS AND INVESTMENTS:
     Receivables......................................... $10,722 $8,529 $8,085
     Repossessed assets..................................      14     14     28
                                                          ------- ------ ------
       Total lending assets..............................  10,736  8,543  8,113
     Equity and real estate investments..................     488    419    428
     Debt securities.....................................     311    251    152
     Operating leases....................................     195    135    113
     Investments in international joint ventures.........     198    272    233
                                                          ------- ------ ------
       Total lending assets and investments.............. $11,928 $9,620 $9,039
                                                          ======= ====== ======

                                                              DECEMBER 31,
                                                             -----------------
                                                             1997   1996  1995
                                                             -----  ----  ----
                                                              (IN MILLIONS)
   NONEARNING ASSETS:
     Impaired receivables................................... $ 141  $264  $261
     Repossessed assets.....................................    14    14    28
                                                             -----  ----  ----
       Total nonearning assets..............................  $155  $278  $289
                                                             =====  ====  ====
     Ratio of nonearning impaired receivables to
      receivables...........................................   1.3%  3.1%  3.2%
     Ratio of total nonearning assets to total lending
      assets................................................   1.4%  3.3%  3.6%
     Nonearning assets in current portfolio................. $  81  $115  $ 87
     Ratio of nonearning assets in current portfolio to
      total lending assets..................................   0.8%  1.3%  1.1%
   ALLOWANCES FOR LOSSES:
     Allowance for losses of receivables.................... $ 261  $225  $229
     Valuation allowance for repossessed assets.............   --    --      2
                                                             -----  ----  ----
       Total allowance for losses........................... $ 261  $225  $231
                                                             =====  ====  ====
     Ratio of allowance for losses of receivables to
      receivables...........................................   2.4%  2.6%  2.8%
     Ratio of allowances for losses of receivables to net
      writedowns............................................   1.8x  2.1x  1.0x
     Ratio of allowance for losses of receivables to
      nonearning impaired receivables....................... 185.1% 85.2% 87.7%
   DELINQUENCIES:
     Earning loans delinquent 60 days or more............... $ 151  $143  $117
     Ratio of earning loans delinquent 60 days or more to
      receivables...........................................   1.4%  1.7%  1.4%

                                                          FOR THE YEAR ENDED
                                                             DECEMBER 31,
                                                         ----------------------
                                                          1997    1996    1995
                                                         ------  ------  ------
                                                            (IN MILLIONS)
   NET WRITEDOWNS OF LENDING ASSETS:
     Net writedowns on receivables.....................  $  139  $  104  $  215
     Net writedowns on repossessed assets..............       7       4      16
                                                         ------  ------  ------
       Total net writedowns............................  $  146  $  108  $  231
                                                         ======  ======  ======
     Ratio of net writedowns to average lending assets.     1.5%    1.3%    2.9%
     Net writedowns on current portfolio lending
      assets...........................................  $   62  $   41  $   45
     Ratio of current portfolio net writedowns to
      average total lending assets.....................     0.6%    0.5%    0.6%

 PRE-1990 PORTFOLIO

  While building its current portfolio, the Company has substantially eliminated its Corporate Finance and Real Estate Finance pre-1990 portfolio and expects such portfolio's impact to be insignificant beginning in 1998. The pre-1990 portfolio experienced a significant decline of $487 million or 50% in 1997 and now comprises 4% of the Company's total portfolio. Approximately 70% of the remaining pre-1990 portfolio consists of real estate assets which have been independently appraised and then written down to the appraised value. The following table provides a profile of the pre-1990 portfolio in 1997, 1996, 1995, 1994 and 1993:

                                              FOR THE YEAR ENDED DECEMBER
                                                          31,
                                             ----------------------------------
                                             1997  1996   1995    1994    1993
                                             ----  ----  ------  ------  ------
                                                     (IN MILLIONS)
   Pre-1990 lending assets and investments.  $492  $979  $1,526  $2,012  $2,547
   Ratio of pre-1990 lending assets and
    investments to total lending assets and
    investments............................   4.1% 10.2%   16.9%   23.8%   32.9%
   Pre-1990 nonearning assets..............  $ 74  $163  $  202  $  274  $  392
   Net writedowns on pre-1990 lending
    assets.................................    84    67     186     153     194
   Ratio of pre-1990 net writedowns to
    average total lending assets...........   0.9%  0.8%    2.3%    2.0%    2.6%

 NONEARNING ASSETS

  Receivables are classified as nonearning when there is significant doubt as to the ability of the debtor to meet current contractual terms, as evidenced by loan delinquency, reduction of cash flows, deterioration in the loan to value relationship and other relevant considerations. Nonearning assets decreased from 3.3% of total lending assets at December 31, 1996 to 1.4% of total lending assets at December 31, 1997. This decrease reflects the credit performance of the current portfolio, combined with the continued resolution of the pre-1990 Corporate Finance and Real Estate Finance accounts. The table below presents nonearning assets by business line in 1997, 1996 and 1995:

                                         FOR THE YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                        1997           1996           1995
                                   -------------- -------------- --------------
                                   AMOUNT PERCENT AMOUNT PERCENT AMOUNT PERCENT
                                   ------ ------- ------ ------- ------ -------
                                                  (IN MILLIONS)
   Asset Based Finance............  $ 32     21%   $ 18      7%   $ 16      5%
   International asset based
    finance.......................    19     12      25      9       9      3
   Project Finance................    18     12      18      6       8      3
   Corporate Finance..............     7      4      39     14      19      7
   Real Estate Finance............     3      2       3      1      10      3
   Other..........................     2      1      12      4      25      9
   Pre-1990 portfolio.............    74     48     163     59     202     70
                                    ----    ---    ----    ---    ----    ---
   Nonearning assets..............  $155    100%   $278    100%   $289    100%
                                    ====    ===    ====    ===    ====    ===

  The current portfolio had nonearning assets of $81 million, or 0.8% of total lending assets, in 1997. The low level of nonearning assets in the current portfolio is the result of the credit quality of the domestic and international asset based portfolios and the current Corporate Finance and Real Estate Finance portfolios.

 ALLOWANCE FOR LOSSES

  The allowance for losses of receivables is a general reserve available to absorb losses in the entire portfolio. This allowance is established through direct charges to income, and losses are charged to the allowance when all or a portion of a receivable is deemed uncollectible. The allowance is reviewed periodically and adjusted when appropriate given the size and loss experience of the overall portfolio, the effect of current economic conditions and the collectibility and workout potential of identified risk and nonearning accounts. For repossessed assets, if the fair value declines after the time of repossession, a writedown is recorded to reflect this reduction in value.

  The allowance for losses of receivables totalled $261 million, or 2.4% of receivables, at December 31, 1997 versus $225 million, or 2.6% of receivables, at December 31, 1996. The decrease as a percentage of receivables was consistent with the strong credit profile of the Company's portfolio, as evidenced by the ratio of allowance for losses of receivables to nonearning impaired receivables of 185% at December 31, 1997, compared to 85% at December 31, 1996.

 DELINQUENT EARNING ACCOUNTS AND LOAN MODIFICATIONS

  The level of delinquent earning accounts changes between periods based on the timing of payments and the effects of changes in general economic conditions on the Company's borrowers. Troubled debt restructurings were $13 million at December 31, 1997, compared to $14 million at December 31, 1996.

  The Company had $13 million of receivables at December 31, 1997 that were restructured at market rates of interest, written down from the original loan balance and returned to earning status. The recorded investment of these receivables is expected to be fully recoverable.

 WRITEDOWNS

  Net writedowns, as detailed below for the years ended December 31, 1997, 1996 and 1995, increased in 1997 due to a lower level of recoveries compared to 1996.

                                       FOR THE YEAR ENDED DECEMBER 31,
                                 --------------------------------------------
                                      1997           1996           1995
                                 -------------- -------------- --------------
                                 AMOUNT PERCENT AMOUNT PERCENT AMOUNT PERCENT
                                 ------ ------- ------ ------- ------ -------
                                                (IN MILLIONS)
   NET WRITEDOWNS OF LENDING
    ASSETS:
     Asset Based Finance........  $ 11      8%   $  7      7%   $ 11      5%
     Corporate Finance..........    25     17      21     19      16      7
     International Group........    23     16     --     --      --     --
     Real Estate Finance........   --     --      --     --      --     --
     Project Finance............   --     --        8      7     --     --
     Other......................     3      1       5      5      18      7
     Pre-1990 portfolio.........    84     58      67     62     186     81
                                  ----    ---    ----    ---    ----    ---
       Total net writedowns.....  $146    100%   $108    100%   $231    100%
                                  ====    ===    ====    ===    ====    ===

  Gross writedowns were slightly higher than 1996 at $169 million in 1997 compared to $163 million in the prior year, while gross recoveries totalled only $23 million in 1997 compared to $55 million in 1996. The increase in net writedowns for Corporate Finance was the result of lower recoveries in 1997 compared to 1996. The increase in net writedowns for the Company's international asset based finance business in 1997 was the result of writedowns in Mexico and the impact of the consolidation of Factofrance. Gross writedowns of pre-1990 lending assets represented 53% and 69% of total gross writedowns in 1997 and 1996, respectively.

                                  MANAGEMENT

  The following table sets forth certain information with respect to the directors, executive officers and other senior management officers of the Company. Their biographies appear after the table. All of the directors and officers of the Company are elected at the annual meeting for a term of one year or until their successors are duly elected and qualified.

                       DIRECTORS AND EXECUTIVE OFFICERS

NAME                             AGE                  POSITION
----                             ---                  --------
Richard J. Almeida (1)(2)(4)....  55 Chairman of the Board and Chief Executive
                                     Officer
Yukihiko Chayama (1)(3).........  50 Director
Nina B. Eidell..................  45 Executive Vice President and Chief Human
                                     Resources Officer
Tsutomu Hayano..................  51 Director
Mark Kessel.....................  56 Director
Michael J. Litwin (1)...........  50 Director, Executive Vice President and
                                     Chief Credit Officer
Dennis P. Lockhart (1)..........  51 Director and President of International
                                     Group
Lauralee E. Martin (1)..........  47 Director, Executive Vice President and
                                     Chief Financial Officer
Hideo Nakajima..................  49 Director
Osamu Ogura (1)(3)..............  41 Director
Masahiro Sawada (1).............  44 Director and Senior Vice President
Debra H. Snider.................  43 Executive Vice President, General Counsel,
                                     Chief Administrative Officer and Secretary
Takeshi Takahashi...............  49 Director
Atsushi Takano (1)(2)(3)(4).....  52 Director
Kenichiro Tanaka (1)(2)(4)......  49 Director and Executive Vice President
Kenichi Tomita..................  48 Director
Frederick E. Wolfert............  43 President and Chief Operating Officer
                      OTHER SENIOR MANAGEMENT OFFICERS (5)
Mark A. Abbott..................  37 Group President, Corporate Finance
Michel Aussavy..................  58 Chairman and Chief Executive Officer of
                                     Factofrance
Anthony O'B. Beirne.............  49 Executive Vice President and Treasurer
Michael P. Goldsmith............  44 Group President, Real Estate Finance and
                                     Project Finance
John L. Guy, Jr.................  45 Group President, Small Business Lending
Jay S. Holmes...................  51 Group President, Equipment Finance and
                                     Leasing
Karen Ann Hrzich................  51 Executive Vice President and Director of
                                     Internal Audit
Lawrence G. Hund................  42 Executive Vice President and Controller
James S. Jasionowski............  39 Senior Vice President and Director of Tax
Scott E. Miller.................  51 Group President, Business Credit
Maureen G. Osborne..............  41 Senior Vice President and Chief Information
                                     Officer
James L. Prouty.................  50 Managing Director of Heller Europe Limited
Michael J. Roche................  46 Group President, Current Asset Management
Charles G. Schultz..............  51 Group President, Sales Finance

--------
(1) Member of Executive Committee
(2) Member of Compensation Committee
(3) Member of Audit Committee
(4) Member of Special Financing Committee
(5) Beginning in 1998, these officers are not considered "executive officers" as defined in the Exchange Act.

  Richard J. Almeida has served as the Chairman of the Board and Chief Executive Officer of the Company, International Group and Heller International Holdings, Inc. ("Holdings") since November 1995; and as Director of the Company and International Group since November 1987. He has also served as Director of FAHI since January 1998. He has served as Director of Holdings since December 1992. He previously served as the Chairman of the Board and Chief Executive Officer of HIC from November 1995 to January 1998; Director of HIC from November 1987 to January 1998; Executive Vice President and Chief Financial Officer of Holdings from December 1992 to November 1995; and Executive Vice President and Chief Financial Officer of the Company, HIC and International Group from November 1987 to November 1995. Prior to joining the Company in 1987, Mr. Almeida served in a number of operating positions, both in Corporate Banking and Investment Banking sectors, for Citicorp.

  Yukihiko Chayama has served as Director of the Company, International Group and Holdings since July 1996; Director of FAHI since January 1998; Chief Representative for the Washington, DC Representative Office of Fuji Bank since October 1996; and Executive Vice President and General Manager for the Americas Division of Fuji Bank since July 1996. He previously served as Director of HIC from July 1996 to January 1998; General Manager at the Oji Branch of Fuji Bank from May 1994 to 1996; and the Deputy General Manager in the Head Office Corporate Banking Division of Fuji Bank from April 1991 to 1994.

  Nina B. Eidell has served as Executive Vice President and Chief Human Resources Officer of the Company since joining the Company in March 1998. From February 1995 to February 1998, she served as Director, Human Resources of the American Bar Association. Ms. Eidell previously spent eight years with Citicorp, where she held a variety of human resources management roles. She has also held human resources leadership positions with Sara Lee Corporation and R.R. Donnelley & Sons Company.

  Tsutomu Hayano has served as Director of the Company since May 1996; Director of Fuji Bank since June 1997; General Manager at the New York Branch of Fuji Bank and Chairman of The Fuji Bank and Trust Co. since May 1996. He previously served as Director of HIC from May 1996 to January 1998; General Manager at the Hamamatsucho Branch of Fuji Bank from May 1994 to 1996; and President of Fuji Bank, Nederland N.V. from February 1990 to 1994.

  Mark Kessel has served as Director of the Company since July 1992. He previously served as Director of HIC from July 1992 to January 1998. Mr. Kessel has been a Partner of Shearman & Sterling since December 1977.

  Michael J. Litwin has served as Director of the Company since April 1990; Executive Vice President and Chief Credit Officer of the Company since January 1997; Executive Vice President of Holdings since December 1992; Director of International Group and Holdings since January 1997; and Executive Vice President of International Group since January 1989. He previously served as Director of HIC from April 1990 to January 1998; Executive Vice President of HIC from January 1997 to January 1998; and Senior Group President of the Company from October 1990 to January 1997. Mr. Litwin has served in various other positions since joining the Company in 1971, including Assistant General Counsel.

  Dennis P. Lockhart has served as Director of the Company and International Group and President of International Group since January 1988 and Director and President of Holdings since December 1992. In his current positions, he has principal responsibility for the Company's international operations. Mr. Lockhart has also served as a Director of Tri Valley Corporation since April 1981. He previously served as Director and Executive Vice President of HIC from January 1988 to January 1998. Prior to joining the Company in 1988, Mr. Lockhart was employed by Citicorp for 16 years, holding a number of positions in corporate/institutional banking domestically and abroad, including assignments in

Lebanon, Saudi Arabia, Greece, Iran, New York and Atlanta, with regional experience encompassing Europe, the Middle East, Africa and Latin America.

  Lauralee E. Martin has served as Executive Vice President and Chief Financial Officer of the Company, International Group and Holdings since May 1996; Director of the Company since May 1991; Director of International Group and Holdings since May 1996; and Director of Gables Residential Trust since January 1994. She previously served as Executive Vice President and Chief Financial Officer of HIC from May 1996 to January 1998; Director of HIC from May 1991 to January 1998; and Senior Group President of the Company from October 1990 to May 1996. Prior to joining the Company in 1986, Ms. Martin held a variety of senior management positions with General Electric Credit Corporation.

  Hideo Nakajima has served as Director of the Company since May 1996; and Executive Vice President and General Manager of Fuji Bank, Los Angeles Agency since May 1996. He previously served as Director of HIC from May 1996 to January 1998; Managing Director of Fuji Bank, Nederland N.V. from July 1993 to 1996; and Deputy General Manager in the Head Office Corporate Banking Division I of Fuji Bank from February 1990 to 1993.

  Osamu Ogura has served as Director of the Company since November 1994; Director of FAHI since January 1998; Director of International Group and Holdings since May 1996; and Senior Vice President and Deputy General Manager of the Americas Division of Fuji Bank since November 1994. He previously served as Director of HIC from November 1994 to January 1998 and Senior Manager of Fuji Bank, Americas Division from 1993 to 1994.

  Masahiro Sawada has served as Senior Vice President of the Company since January 1998 and as Director of the Company, International Group and Holdings since December 1995. He previously served as Director of HIC from December 1995 to January 1998; Senior Vice President of HIC from May 1995 to January 1998; and Joint General Manager of Fuji Bank, Paris Branch from May 1992 to 1995.

  Debra H. Snider has served as Chief Administrative Officer of the Company since February 1997; General Counsel of the Company, International Group and Holdings since October 1995; Executive Vice President and Secretary of the Company, International Group and Holdings since April 1995; and Secretary of FAHI since January 1998. She previously served as General Counsel of HIC from October 1995 to January 1998; Executive Vice President and Secretary of HIC from April 1995 to January 1998; and Acting General Counsel for the Company, HIC, International Group and Holdings from April 1995 to October 1995. Ms. Snider was a Partner at Katten Muchin & Zavis from February 1991 to March 1995 and previously served as First Vice President and Associate General Counsel at the Balcor Company.

  Takeshi Takahashi has served as Director of the Company, and as Executive Vice President and General Manager of Fuji Bank, Chicago Branch since June 1997. He previously served as Director of HIC from June 1997 to January 1998; Executive Vice President and General Manager of Fuji Bank, Houston Agency from May 1995 to June 1997; General Manager of HIC Project Finance II, Fuji Bank, Tokyo from May 1994 to May 1995; and Joint General Manager of Fuji Bank, London Branch from February 1990 to May 1994.

  Atsushi Takano has served as Director of the Company, International Group and Holdings since August 1997; Director and Chairman of FAHI since January 1998; Managing Director of Fuji Bank since June 1997; and Director of Fuji Bank since June 1995. He previously served as Director of HIC from August 1997 to January 1998; General Manager, Corporate Banking Division II, Fuji Bank, Tokyo from June 1996 to June 1997; General Manager of Fuji Bank, New York Branch from June 1994 to June 1996; and General Manager of Fuji Bank, Los Angeles Agency from June 1992 to June 1994.

  Kenichiro Tanaka has served as Executive Vice President of the Company since January 1998; Director of the Company, International Group and Holdings since February 1997; and Director, President and Chief Executive Officer of FAHI since January 1998. Mr. Tanaka previously served as Director and Executive Vice President of HIC from February 1997 to January 1998; President and Chief Executive Officer of Fuji Bank, Canada from November 1994 to January 1997; and Deputy General Manager of Fuji Bank, Head Office Credit Division from May 1991 to November 1994.

  Kenichi Tomita has served as a Director of the Company since May 1996; and as Executive Vice President and General Manager in the Credit Division for the Americas of Fuji Bank since April 1996. He previously served as Director of HIC from May 1996 to January 1998, and as Deputy General Manager of the Credit Division for the Americas of Fuji Bank from March 1992 to 1996.

  Frederick E. Wolfert has served as President and Chief Operating Officer of the Company since January 1998. In this capacity, he has principal responsibility for all the Company's domestic businesses. He served as Chairman of Key Global Finance Ltd. from April 1996 to December 1997; Chairman, President and Chief Executive Officer of KeyCorp Leasing, Ltd. from June 1993 to December 1997; Chairman, President and Chief Executive Officer of KeyBank USA N.A. from June 1993 to December 1996; President and Chief Operating Officer of KeyCorp Leasing, Ltd. from December 1991 to June 1993; and Executive Vice President of KeyBank USA N.A. from December 1991 to June 1993. Mr. Wolfert also served for nine years in management positions with U.S. Leasing Corporation in its San Francisco headquarters.

  Mark A. Abbott has served as Group President of Corporate Finance since April 1997. He previously served as Executive Vice President of Corporate Finance from November 1992 to April 1997. Prior to joining the Company in 1989, Mr. Abbott held various positions with Continental Bank, most recently as a member of the bank's venture capital unit, which focused on investing in leveraged transactions.

  Michel Aussavy joined Factofrance in 1980 and has served as its Chairman and Executive Officer since 1988. He previously served as General Manager of Factofrance from 1982 to 1988 and Director of Factofrance from 1980 to 1982. Prior to joining Factofrance, Mr. Aussavy was employed by Credit du Nord from 1973 to 1980, holding various management positions, and by Delmas Vielgeux as Director from 1968 to 1973.

  Anthony O'B. Beirne has served as Executive Vice President of the Company since March 1998; Treasurer of the Company since May 1995 and Treasurer of FAHI since January 1998. He previously served as Senior Vice President of the Company from May 1995 to March 1998; Senior Vice President and Treasurer of HIC from May 1995 to January 1998; Senior Vice President and Controller of Holdings from December 1992 to May 1995; and Senior Vice President and Controller of the Company, HIC and International Group from March 1988 to May 1995. Before joining the Company in 1988, Mr. Beirne was Vice President and Corporate Controller of Kenner Parker Toys, Inc. and previously worked for General Mills, Inc., Arthur Andersen and Co. and Chemical Bank.

  Michael P. Goldsmith has served as Group President of Real Estate Finance and Project Finance since April 1994. He previously served as Executive Vice President and Division Manager for the Project Management Organization from May 1990 to April 1994. Prior to joining the Company in 1988, Mr. Goldsmith was a Vice President and Division Manager at Continental Bank, managing many of Continental's troubled loans. He has also held a variety of corporate finance positions involving buyouts and recapitalizations.

  John L. Guy, Jr. has served as Group President for Small Business Lending since April 1997; President of Heller First Capital Corp. since May 1996; and Director of Monetta Trust since November 1994. He previously served as Executive Vice President for the Heller First Capital Division of the Company from May 1996 to April 1997; Senior Vice President for the Heller First Capital Division of the Company from May 1995 to May 1996; and Senior Vice President and Treasurer of the Company and HIC from July 1992 to May 1995. Before joining the Company in 1987, Mr. Guy was Assistant Treasurer for Borg Warner Financial Services.

  Jay S. Holmes has served as Group President of Equipment Finance and Leasing since December 1995 and as President of Heller Financial Leasing, Inc. since May 1996. He previously served as Executive Vice President for Commercial Equipment Finance from September 1992 to December 1995. Mr. Holmes, who joined the Company in 1992, has 26 years of equipment leasing industry experience and currently is a member of the Middle Market Business Council of the Equipment Leasing Association.

  Karen Ann Hrzich has served as Executive Vice President of the Company since March 1998 and as Director of Internal Audit of the Company since November 1995. Ms. Hrzich was also a Senior Vice President of the Company prior to March 1998. Before November 1995, she was Senior Vice President and Senior Manager of Credit and Portfolio Review within the Internal Audit Department. Prior to joining the Internal Audit Department in January 1995, Ms. Hrzich held the position of Senior Vice President and Portfolio Manager of Corporate Finance. Before joining the Company in 1989, Ms. Hrzich spent 15 years with Chemical Bank of New York, holding a number of lending and managerial positions in corporate banking, middle market lending and capital markets.

  Lawrence G. Hund has served as Executive Vice President of the Company, International Group and Holdings since March 1998 and as Controller of the Company, International Group and Holdings since March 1995. He previously served as Senior Vice President of the Company, International Group and Holdings from May 1995 to March 1998; Senior Vice President and Controller of HIC from May 1995 to January 1998; Senior Vice President, Liability Management and Assistant Treasurer of the Company and HIC from January 1995 to May 1995; and Senior Vice President for Accounting and Operations of the Company and HIC from January 1993 to December 1994. Prior to joining the Company in 1985, Mr. Hund was an Audit Manager with the accounting firm of Arthur Young & Company.

  James S. Jasionowski has served as Senior Vice President and Director of Tax of the Company and International Group since September 1997. He served as Senior Vice President and Tax Counsel of HIC from September 1997 to January 1998. From May 1993 to August 1997, Mr. Jasionowski was Vice President and Tax Counsel of the Company and HIC. Before joining the Company in 1993, Mr. Jasionowski was a Tax Senior Manager with the accounting firm of KPMG Peat Marwick, where he was employed for eight years in a variety of positions.

  Scott E. Miller has served as Group President of Business Credit since joining the Company in February 1998. From September 1993 to January 1998, he served as Senior Vice President and General Manager in Asset Based Lending for Bank of America NT&SA. Mr. Miller previously spent 17 years with Citicorp, holding a variety of management and lending roles.

  Maureen G. Osborne, has served as Senior Vice President and Chief Information Officer of the Company since joining the Company in April 1998. From 1992 through March 1998, Ms. Osborne was employed by IBM Global Services, where she most recently served as Senior Project Executive, Bank of America contact. From 1978 to 1991, Ms. Osborne held various management positions at Continental Bank Corporation.

  James L. Prouty has served as Managing Director of Heller Europe Limited ("Heller Europe") since November 1997. Prior to joining Heller Europe, Mr. Prouty spent 21 years with Bank of America, where he was most recently Senior Vice President and Regional Manager of Continental Europe, headquartered in Paris. Mr. Prouty also held a number of country management and regional responsibilities in Brussels, London and Frankfurt. Mr. Prouty headed Bank of America's Financial Institutions business in Europe and has held corporate banking positions in New York, Los Angeles and Mexico City. He is currently Chairman of the U.S. Trade and Investment Center in Brussels and was previously the Chairman of the European Council for American Chambers of Commerce and the President of the American Chamber of Commerce in Belgium.

  Michael J. Roche has served as Group President of Current Asset Management since November 1994. He previously served as Senior Vice President and Chief Information Officer for Information Technology of the Company from October 1990 to November 1994; and as Senior Vice President and Chief Information Officer for Information Technology of HIC from May 1991 to October 1994. Prior to joining the Company in 1990, Mr. Roche was employed by Continental Bank for 17 years in a variety of information technology positions, including as Senior Vice President, Managing Director of Application Services.

  Charles G. Schultz has served as Group President of Sales Finance since February 1997. He previously served as Executive Vice President and Manager of Vendor Finance from September 1995, when he joined the Company, to April 1997. Prior to joining the Company in September 1995, Mr. Schultz was President of Financial Alliance Corporation, a company specializing in structuring, managing and funding manufacturer vendor finance programs, from January 1994 to September 1995. Prior to that, he was Executive Vice President of Sanwa Business Credit Corporation ("Sanwa"), where for 13 years he had primary responsibility for Sanwa's equipment financing and leasing businesses. Prior to joining Sanwa, Mr. Schultz spent 10 years with Ford Motor Credit Company in various treasury, marketing and credit positions.

BOARD OF DIRECTORS

  The Company intends to appoint two additional persons who are not officers or employees of the Company, Fuji Bank or FAHI to the Board of Directors. The Company will be required to have at least two independent directors to maintain the listing of the Class A Common Stock on the NYSE.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has appointed an Audit Committee, a Compensation Committee, an Executive Committee and a Special Financing Committee. The current members of the Audit Committee are Messrs. Takano (Chairman), Chayama and Ogura. Following the consummation of the Offerings, the Audit Committee will consist solely of independent directors. The Audit Committee makes recommendations concerning the Company's engagement of independent public accountants, reviews the Company's annual audit, and reviews with the Company's independent public accountants the Company's internal controls and financial management policies. The current members of the Compensation Committee are Messrs. Takano (Chairman), Almeida and Tanaka. The Compensation Committee establishes the Company's general compensation and benefits policy and recommends to the Board of Directors compensation for the Company's officers and key employees. The current members of the Executive Committee are Messrs. Takano (Chairman), Almeida, Chayama, Litwin, Lockhart, Ogura, Sawada and Tanaka and Ms. Martin. With certain limited exceptions, the Executive Committee has the authority to exercise all powers of the Board of Directors in managing the business and affairs of the Company, including the declaration of dividends and issuance of securities. The members of the Special Financing Committee are Messrs. Takano (Chairman), Almeida and Tanaka. The Special Financing Committee sets the terms of securities issued by the Company.

COMPENSATION OF DIRECTORS

  The Company anticipates that, following the consummation of the Offerings, the Company's directors will receive compensation for serving as directors at levels customary for publicly-held companies similar to the Company, except that no director of the Company who is also an employee of the Company or Fuji Bank will receive remuneration for serving as a director. Directors of the

Company who are not employees of the Company or Fuji Bank ("Non-Employee Directors") will receive an award of non-qualified stock options under the Heller Financial, Inc. 1998 Stock Incentive Plan. See "--Executive Compensation--The 1998 Stock Incentive Plan".

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Richard J. Almeida served as a member of the Compensation Committee throughout 1997. Atsushi Takano was appointed to the Compensation Committee on August 21, 1997 and Kenichiro Tanaka was appointed to the Compensation Committee on February 25, 1997. Messrs. Almeida, Takano and Tanaka also served concurrently as members of the Compensation Committees of HIC, International Group and Holdings.

  During 1997, Mr. Almeida also served as Chairman and Chief Executive Officer of the Company, International Group and Holdings. In addition, Mr. Almeida served as the Chairman of the Board, Chief Executive Officer and President of HIC and as a member of the compensation committees of HIC, International Group and Holdings. Mr. Tanaka also served as an executive officer of HIC and FAHI during his tenure as a member of the compensation committees.

  Mr. Lockhart, Mr. Litwin and Ms. Martin also served as executive officers of HIC, International Group and Holdings, for which companies Mr. Almeida served as a member of the Compensation Committee of the Board of Directors.

  No other relationships existed in 1997 or currently exist between the members of the Compensation Committee of the Company, FAHI, HIC, International Group or Holdings and the directors and executive officers of those companies.

OWNERSHIP GUIDELINES

  The Company has adopted ownership guidelines that specify an expected level of Class A Common Stock ownership for executive and other senior management officers of the Company. The guidelines for ownership are expressed as a multiple of such person's base salary. The multiple varies according to the officer's position, with the Chairman and Chief Executive Officer expected to acquire ownership of Class A Common Stock having a value equal to three times his base salary within a specified time period. Shares of restricted stock count toward the ownership guidelines to the extent such shares of restricted stock are fully vested. If an officer fails to meet the ownership guidelines applicable to his or her position, the Company may, in its sole discretion, limit future awards under the Heller Financial, Inc. 1998 Stock Incentive Plan.

EXECUTIVE COMPENSATION

  The following table sets forth information with respect to all compensation received by the Chief Executive Officer of the Company and the four next most highly compensated executive officers of the Company (as determined at December 31, 1997 based on combined salary and bonus) (collectively, the "Named Officers") for services rendered in all capacities to the Company during the years ended December 31, 1997, 1996 and 1995.

                       SUMMARY COMPENSATION TABLE (1)(2)

                                                      LONG TERM
                               ANNUAL COMPENSATION   COMPENSATION
                               -------------------   ------------
                                                     LTIP PAYOUTS     ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY($) BONUS($)    ($)(3)    COMPENSATION($)(4)
---------------------------  ---- --------- -------- ------------ ------------------
Richard J. Almeida           1997  637,500  450,000    548,871           4,000
 (Chairman of the            1996  475,000  313,500        --            4,750
 Board and Chief             1995  318,375  225,000    310,905           4,620
 Executive Officer)
Michael P. Goldsmith         1997  247,682  450,000    222,742           4,000
 (Group President,           1996  191,579  200,000        --            4,050
 Real Estate Finance         1995  184,500   90,732     67,838           4,128
 and Project
 Finance)
David J. Kantes(5)           1997  245,583  350,000    240,146           4,000
 (Group President,           1996  237,128  225,000        --            4,479
 Business Credit)            1995  208,488  175,000        --            4,620
Mark A. Abbott               1997  207,125  350,000    174,787         114,476(6)
 (Group President,           1996  192,833  276,000        --            4,478
 Corporate Finance)          1995  175,334  175,000     88,984           4,321
Lauralee E. Martin           1997  286,354  225,000    313,448           4,000
 (Chief Financial            1996  270,000  160,000        --            4,318
 Officer)                    1995  254,004  175,000    256,774           4,620

--------

(1) The Company has an Executive Deferred Compensation Plan, a non-qualified deferred compensation plan in which certain employees of the Company may elect to defer a portion of their annual compensation on a pre-tax basis. The amount of deferred compensation remains an asset of the Company and may be invested in any of certain mutual funds at the participant's discretion. The Company has amended the Plan to permit the investment of deferred compensation in the Class A Common Stock.
(2) Certain executive officers of the Company whose compensation is included above were employed and paid by HIC during 1997. Pursuant to a management agreement between the Company and HIC, the Company reimbursed HIC for their services.
(3) Under the terms of each of the Company's Long Term Incentive Plans ("LTIPs"), payouts of all accruals are made after the termination of the LTIP to officers who are active employees of the Company and participants in the LTIP through its termination date (subject to exceptions in the case of disability, death or retirement). In 1997, cash payouts were made to the Named Officers under an LTIP for the performance and award period that began January 1, 1994 and ended December 31, 1996. In March, 1995, cash payouts were made to the Named Officers under an LTIP for the performance and award period that began January 1, 1992 and ended December 31, 1994. In prior years, the Company reported annual accruals under its LTIPs as other annual compensation. The Company revised the terms of its LTIPs commencing with the LTIP for the performance and award period beginning January 1, 1996 and ending December 31, 1998 (the

   "1996-1998 LTIP"), as discussed below in greater detail. Perquisites and other personal benefit amounts for each of the Named Officers fall below the minimum level for disclosure and therefore have been excluded.

(4) Amounts reported reflect the Company's contribution made in the form of a match on amounts deferred by the Named Officer in the Company's Savings and Profit Sharing Plan, which is qualified under Section 401(a) of the 1986 Internal Revenue Code, as amended (the "Code"). This Plan is available to all employees who work at least 900 hours per year. The Company makes matching contributions equal to 50% of the employee's contribution, except that the Company's contribution will not exceed 2.5% of the employee's base salary or $4,000, whichever is less. The Company has amended the Plan to permit the investment of contributions in the Class A Common Stock and intends to further amend the Plan such that the Company's matching contributions starting on July 1, 1998 will be in the form of Class A Common Stock.
(5) Mr. Kantes resigned from the Company effective April 3, 1998.
(6) Also includes an aggregate of $110,476 that was paid in respect of relocation expenses incurred on Mr. Abbott's behalf.

 LONG TERM INCENTIVE PLANS

  The Company currently maintains two different LTIPs covering the Named Officers and other employees of the Company. Under each of the LTIPs, performance shares have been granted for a three year performance and award period. The performance shares are earned out over the three-year performance and award period based on a targeted average return on equity goal. The Company has made grants under the 1996-1998 LTIP and under an LTIP for the performance and award period beginning January 1, 1997 and ending December 31, 1999 (the "1997-1999 LTIP"). The performance and award periods for the 1996-1998 LTIP grants and the 1997-1999 LTIP grants will continue after the consummation of the Offerings, subject to the terms and conditions of the LTIPs. For each of the 1996-1998 LTIP and the 1997-1999 LTIP, a total of 46,000 units was allocated. If the Company achieves its return on equity target, this would create a pool of $4,600,000 for each LTIP. In the event an employee ceases to be an active employee prior to the end of the performance period, no incentive compensation will be deemed to be earned under the LTIPs. See "--The 1998 Stock Incentive Plan--Offering Awards". Following the Offerings, the Compensation Committee will administer the LTIPs.

  The following tables set forth certain information with respect to awards that were granted during 1996 to the Named Officers under the 1996-1998 LTIP and are currently outstanding:

                   LONG TERM INCENTIVE PLANS--AWARDS IN 1996
                                1996-1998 LTIP

                                                     ESTIMATED FUTURE PAYOUTS
                                     PERFORMANCE OR UNDER NON-STOCK PRICE-BASED
                         NUMBER OF    OTHER PERIOD             PLANS
                       SHARES, UNITS     UNTIL      ---------------------------
                         OR OTHER    MATURATION OR  THRESHOLD  TARGET  MAXIMUM
         NAME             RIGHTS         PAYOUT        ($)      ($)      ($)
         ----          ------------- -------------- --------- -------- --------
Richard J. Almeida....     4,060        3 Years     $304,500  $406,000 $690,200
Michael P. Goldsmith..     1,130        3 Years       84,750   113,000  192,100
David J. Kantes(1)....       N/A          N/A          N/A      N/A      N/A
Mark A. Abbott........       800        3 Years       60,000    80,000  136,000
Lauralee E. Martin....     1,580        3 Years      118,500   158,000  268,600

--------

(1) Mr. Kantes resigned from the Company effective April 3, 1998 and is therefore ineligible to receive any payouts under this plan.

  The following table sets forth certain information with respect to awards that were granted during 1997 to the Named Officers under the 1997-1999 LTIP and are currently outstanding:

             LONG TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR
                                1997-1999 LTIP

                                                     ESTIMATED FUTURE PAYOUTS
                                     PERFORMANCE OR UNDER NON-STOCK PRICE-BASED
                         NUMBER OF    OTHER PERIOD             PLANS
                       SHARES, UNITS     UNTIL      ---------------------------
                         OR OTHER    MATURATION OR  THRESHOLD  TARGET  MAXIMUM
NAME                      RIGHTS         PAYOUT        ($)       ($)      ($)
----                   ------------- -------------- --------- -------- --------
Richard J. Almeida....     4,375        3 Years     $328,125  $437,500 $743,750
Michael P. Goldsmith..       500        3 Years       37,500    50,000   85,000
David J. Kantes(1)....       N/A          N/A          N/A      N/A      N/A
Mark A. Abbott........     1,000        3 Years       75,000   100,000  170,000
Lauralee E. Martin....     1,500        3 Years      112,500   150,000  255,000

--------

(1) Mr. Kantes resigned from the Company effective April 3, 1998 and is therefore ineligible to receive any payouts under this plan.

 RETIREMENT AND OTHER DEFINED BENEFIT PLANS

  The Company has a defined benefit retirement income plan (the "Retirement Plan") for the benefit of its employees that is a qualified plan under Section 401 of the Code. Substantially all domestic employees of the Company who have one year of service, including executive officers and directors of the Company, certain employees of FAHI, and certain employees of International Group who are not employees of the Company participate in the Retirement Plan. Non-Employee Directors are not eligible for retirement benefits. Under a defined benefit plan, such as the Retirement Plan, contributions are not specifically allocated to individual participants.

  The Company adopted a Supplemental Executive Retirement Plan ("SERP"), effective October 28, 1987 and amended and restated effective January 1, 1996, which provides a benefit to all employees whose full benefit under the Retirement Plan is reduced by participation in the Company's Executive Deferred Compensation Plan and by limitations imposed by Sections 401(a)(17) and 415 of the Code.

  The following table shows estimated annual retirement benefits for executives in specified remuneration and service classifications:

                     ESTIMATED ANNUAL RETIREMENT BENEFITS

                                            YEARS OF CREDITED SERVICE
                                  ----------------------------------------------
FINAL AVERAGE PAY                    5       10       15       20    25 AND OVER
-----------------                 ------- -------- -------- -------- -----------
$200,000......................... $26,000 $ 52,000 $ 78,000 $104,000  $130,000
 225,000.........................  29,250   58,500   87,750  117,000   146,250
 250,000.........................  32,500   65,000   97,500  130,000   162,500
 275,000.........................  35,750   71,500  107,250  143,000   178,750
 300,000.........................  39,000   78,000  117,000  156,000   195,000
 400,000.........................  52,000  104,000  156,000  208,000   260,000
 450,000.........................  58,500  117,000  175,500  234,000   292,500
 500,000.........................  65,000  130,000  195,000  260,000   325,000
 600,000.........................  78,000  156,000  234,000  312,000   390,000

  In general, remuneration covered by the Retirement Plan consists of the annual base salary determined before any salary reduction contributions to the Company's Savings and Profit Sharing Plan. The monthly accrued benefit under the Retirement Plan is calculated as a percentage of average monthly compensation over the sixty consecutive months during the employee's last 120 months of employment that yield the highest average, plus a certain percentage of the employee's monthly compensation above the Social Security wage base for the past 35 years. The figures shown in the table above include benefits payable under the Retirement Plan and SERP, as described above. However, the figures shown are prior to offsets for Social Security and Company matching benefits under its Savings and Profit Sharing Plan. The estimates assume that benefits commence at age 65 under a straight life annuity form.

  As of December 31, 1997, the number of years of credited service for the Named Officers and the actual average remuneration for their respective years of credited service with the Company were as follows: Richard J. Almeida, 10 years, 5 months, $400,058; Michael P. Goldsmith, 9 years, 1 month, $189,741; David J. Kantes, 4 years, 6 months, $196,642; Mark A. Abbott, 8 years, 5 months, $165,558; and Lauralee E. Martin, 11 years, 5 months, $256,308.

 THE 1998 STOCK INCENTIVE PLAN

  The Company's Board of Directors has adopted a stock-based incentive plan, the Heller Financial, Inc. 1998 Stock Incentive Plan (the "Stock Incentive Plan"), covering Non-Employee Directors and employees of the Company and its subsidiaries (collectively, "Participants"). The Compensation Committee of the Company's Board of Directors will administer the Stock Incentive Plan.

  The Stock Incentive Plan provides for the grant of incentive and non-qualified stock options, restricted stock, stock appreciation rights, performance shares and performance units ("Awards"). The terms of the Awards will be set forth in award agreements ("Award Agreements"). The Compensation Committee, in its sole discretion, will select the employees to whom Awards will be granted and will determine the type, size and terms and conditions applicable to each Award. The Compensation Committee also will have the authority to interpret, construe and implement the provisions of the Stock Incentive Plan. Awards to Non-Employee Directors will be made by members of the Company's Board of Directors who are not otherwise entitled to participate in the Stock Incentive Plan, or will be based on a formula developed by the Board of Directors or the Compensation Committee.

  The total number of shares of Class A Common Stock that may be subject to Awards under the Stock Incentive Plan will equal 7.5% of the shares of Common Stock outstanding upon consummation of the Offerings (6,341,250 shares, plus up to 376,875 additional shares if the Underwriters' over-allotment options are exercised). In connection with the Offerings, the Company has awarded 505,912 shares of Restricted Stock (as defined below) and non-qualified Options (as defined below) to purchase 1,242,250 shares of Class A Common Stock under the Stock Incentive Plan. The maximum number of shares of Class A Common Stock that may be subject to Awards to any Participant in any calendar year is 500,000 shares. Set forth below is a brief description of the Awards that may be granted under the Stock Incentive Plan.

  STOCK OPTIONS. The Compensation Committee may grant options (each an "Option") to purchase shares of Class A Common Stock, which may be incentive or non-qualified stock options. The Compensation Committee will determine the exercise price (the "Exercise Price") of the Options in its sole discretion, provided that the Exercise Price may not be less than the average of the high and the low trading prices of the Class A Common Stock on the NYSE on the date of grant. Notwithstanding the foregoing, the initial grants of Offering Awards (as defined below) will be granted with an Exercise Price equal to the initial public offering price set forth on the cover page of this Prospectus. Each Option represents the right to purchase one share of Class A Common Stock at the specified Exercise Price. Options will expire no later than ten years after the date on which they were granted and will become vested and exercisable at such times and in such installments as determined by the

Compensation Committee and specified in the applicable Award Agreement. In the first three years following the Offerings, additional grants of Options will be subject to achievement of certain annual financial performance hurdles.

  RESTRICTED STOCK. The Compensation Committee may award shares of Class A Common Stock that are subject to such restrictions as it deems appropriate, including forfeiture conditions and restrictions against transfer for a period the Compensation Committee specifies ("Restricted Stock"). The Compensation Committee may award Restricted Stock under the Stock Incentive Plan for services and/or payment of cash. Restrictions on Restricted Stock may lapse in installments based on factors selected by the Compensation Committee. Prior to the expiration of the restricted period, a Participant who has received a Restricted Stock Award generally has the rights of a stockholder of the Company, including the right to vote and to receive cash dividends on the shares subject to the Award. Stock dividends issued with respect to a Restricted Stock Award may be treated as additional shares under such Award with respect to which such dividends are issued.

  STOCK APPRECIATION RIGHTS. The Compensation Committee may award a stock appreciation right ("SAR") under the Stock Incentive Plan with respect to shares of Class A Common Stock. Generally, one SAR is granted with respect to one share of Class A Common Stock. A SAR entitles the Participant, upon the exercise of the SAR, to receive an amount equal to the appreciation in the underlying share of Class A Common Stock. The appreciation is equal to the difference between (i) the "base value" of the SAR (which is determined with reference to the average of the high and the low trading prices of the Class A Common Stock on the NYSE on the date the SAR is granted) and (ii) the average of the high and the low trading prices of the Class A Common stock on the NYSE on the date the SAR is exercised. Upon the exercise of a vested SAR, the exercising Participant will be entitled to receive the appreciation in the value of one share of Class A Common Stock as so determined, payable, at the discretion of the Participant, in cash, shares of Class A Common Stock, or some combination thereof, subject to availability of shares of Class A Common Stock to the Company. SARs will expire no later than ten years after the date on which they are granted. SARs become vested and exercisable at such times and in such installments as determined by the Compensation Committee and specified in the applicable Award Agreement.

  TANDEM OPTIONS/SARS. The Compensation Committee may grant an Option and a SAR "in tandem" with each other (a "Tandem Option/SAR"). An Option and a SAR would be considered in tandem with each other when the exercise of the Option aspect of the tandem unit automatically cancels the right to exercise the SAR of the tandem unit, and vice versa. The Option may be an incentive SAR in any proportionate relationship selected by the Compensation Committee.

  PERFORMANCE SHARES AND PERFORMANCE UNITS. The Compensation Committee may grant a performance share Award ("Performance Share") and/or a performance unit Award (a "Performance Unit") under the Stock Incentive Plan. Each Performance Unit will have an initial value that is established by the Compensation Committee at the time of grant. Each Performance Share will have an initial value equal to the average of the high and the low trading prices of one share of Class A Common Stock on the NYSE on the date of grant. Such Awards may be earned based upon satisfaction of certain performance criteria within a performance period specified in the applicable Award Agreement, and subject to such other terms and conditions as the Compensation Committee deems appropriate. Prior to the end of a performance period, the Compensation Committee, in its discretion, may adjust the performance conditions for a significant acquisition or disposition of assets or other property by the Company. The extent to which a grantee is entitled to payment in settlement of such an Award at the end of a performance period will be determined by the Compensation Committee, based on whether the performance criteria have been met. The Company will make payment in cash or in shares of Class A Common Stock, or some combination thereof, subject to availability of shares of Class A Common Stock to the Company, in accordance with the terms of the applicable Award Agreement.

  OFFERING AWARDS. Effective upon consummation of the Offerings, the Company will grant Awards (the "Offering Awards") to the Named Officers and other selected Participants, as summarized in the following table:

                   STOCK INCENTIVE PLAN OFFERING AWARDS (1)

                                                                      SHARES
                                                                    UNDERLYING
                                                                       NON-
                                                         SHARES OF   QUALIFIED
                                                         RESTRICTED    STOCK
NAME                                                     STOCK (2)  OPTIONS (3)
----                                                     ---------- -----------
Richard J. Almeida......................................   87,385     280,000
Michael P. Goldsmith....................................   13,311      40,000
David J. Kantes(4)......................................      --          --
Mark A. Abbott..........................................   13,311      40,000
Lauralee E. Martin......................................   22,451      50,000
All executive officers as a group (seven persons).......  211,983     626,000
All other employees as a group (including senior
 management officers)...................................  293,929     616,250
Non-Employee Directors..................................      --          --

--------
(1) The Offering Awards to the executive officers and to 12 other senior management officers are the only Awards such officers will be eligible to receive until 2001. All other recipients will be eligible to receive annual Option grants subject to the terms of the Stock Incentive Plan.
(2) Upon consummation of the Offerings, the Company will award shares of Restricted Stock to each of the Named Officers, other than Mr. Kantes, and to certain other senior management officers and employees. The Restricted Stock will vest on January 1, 2001 if the Company achieves net income goals specified in the Restricted Stock Award Agreements. If the Company does not achieve such goals by January 1, 2001, the Restricted Stock will vest on January 1, 2004.
(3) Upon consummation of the Offerings, the Company will award non-qualified Options to each of the Named Officers, other than Mr. Kantes, and to certain other senior management officers and employees. The Options will vest 100% on January 1, 2001. The Exercise Price of the Options will be the initial public offering price set forth on the cover page of this Prospectus.
(4) Mr. Kantes resigned from the Company effective April 3, 1998.

 EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

  Richard J. Almeida, Chairman and Chief Executive Officer of the Company, is party to an employment contract with the Company, which became effective as of December 31, 1997 and expires on December 31, 1999. The contract will be automatically extended to December 31, 2000, unless either Mr. Almeida or the Company gives the other written notice to the contrary on or before June 30, 1999. The contract provides for the payment to Mr. Almeida of an annual base salary of not less than the amount Mr. Almeida receives during 1998. Mr. Almeida's base salary and performance bonus are to be reviewed by the Company during the term of the contract pursuant to the Company's normal practices. The contract provides for Mr. Almeida's participation in all executive bonus and incentive compensation plans of the Company. The contract further provides that if Mr. Almeida's employment is terminated by the Company without cause (as defined in the contract), or if he resigns with cause (as defined in the contract), he will be entitled to receive full salary through the date 24 months from the date of termination. In the event of a termination under either of the situations described above, Mr. Almeida is also entitled to receive his incentive plan bonus payment at the applicable target bonus level for the full year in which such termination occurs, as well as certain minimum payments under each LTIP in which he was previously granted awards, and he will continue to be covered under certain benefit plans through the date 24 months from the date of termination.

  Frederick E. Wolfert is party to an employment contract with the Company, which became effective as of December 31, 1997, the date on which he was elected President and Chief Operating Officer, and expires on December 31, 1999. The contract provides for the payment to Mr. Wolfert of an annual base salary of not less than the amount Mr. Wolfert receives during 1998. Mr. Wolfert's base salary and performance bonus are to be reviewed by the Company during the term of the contract pursuant to the Company's normal practices. The contract provides for Mr. Wolfert's participation in all executive bonus and incentive compensation plans of the Company. The contract further provides that if Mr. Wolfert's employment is terminated by the Company without cause (as defined in the contract), or if he resigns with cause (as defined in the contract), he will be entitled to receive full salary through the later of December 31, 2000 or the date 18 months from the date of termination. In the event of a termination, Mr. Wolfert is also entitled to receive his incentive plan bonus payment at the applicable target bonus level for the full year in which such termination occurs, as well as payments under each LTIP in which he was previously granted awards through the year in which the termination occurs, and he will continue to be covered under certain benefit plans through the later of December 31, 2000 or the date 18 months from the date of termination.

  Seventeen other executive and other senior management officers of the Company (including the Named Officers other than Messrs. Almeida, Wolfert and Kantes) will become, effective upon consummation of the Offerings, party to termination of employment and change in control agreements (the "Change in Control Agreements"). Each such Change in Control Agreement will provide protection to the officer in the event of certain "changes in control" of the Company (as defined in the Change in Control Agreements) within three years of consummation of the Offerings. If the officer's employment is either actually or "constructively" terminated on or after such a change in control other than for "cause" (as defined in the Change in Control Agreements), the Company will pay to the officer the present value of the additional benefits the officer would have accrued under the Company's qualified and non-qualified retirement plans from the date of termination through the last day of the 24-month period following such employment termination and the officer will: (i) become fully vested in all Options and Restricted Stock granted under the Stock Incentive Plan, and any benefits under the Company's non-qualified retirement plans;
(ii) be entitled to receive all payments under each LTIP in which he or she was previously granted awards through the year in which the termination occurs; (iii) become fully vested in the Cash Incentive Program (as hereinafter defined) at not less than the target bonus level for the year in which the change in control occurred; (iv) be entitled to continuation of base salary and certain benefits and perquisites for 24 months; and (v) be credited with 24 months of age and years of service for purposes of the Company's retiree medical benefit plan. Messrs. Almeida's and Wolfert's employment agreements will also be amended to provide comparable change in control protections.

 EMPLOYEE STOCK PURCHASE PLAN

  The Company has adopted the Heller Financial, Inc. Employee Stock Purchase Plan (the "ESPP") which offers the Company's employees the opportunity to purchase Class A Common Stock at a discount through payroll deductions. The ESPP is intended to meet the requirements of Section 423 of the Code. All regular full-time and part-time employees of the Company are eligible to participate in the ESPP after six months of employment. Employees desiring to purchase stock through the ESPP may elect to reduce their pay by up to 10% in any payroll period. These payroll deductions accumulate during the three-month "purchase period". At the end of each purchase period, the payroll deductions are used to purchase Class A Common Stock at a price equal to 85% of the fair market value of the Class A Common Stock on the last day of the purchase period. An employee will recognize no taxable income or gain until he or she sells the Class A Common Stock and, if the employee meets certain holding period requirements, he or she will also be entitled to favorable tax treatment upon such sale.

The Company will purchase shares of Class A Common Stock in the open market to satisfy purchases under the ESPP.

 ANNUAL CASH INCENTIVE PROGRAM

  The Company has adopted the Heller Financial, Inc. Annual Cash Incentive Program (the "Cash Incentive Program") pursuant to which certain executive and other senior management officers and employees will be eligible to receive annual incentive bonuses based on individual performance and the Company's results of operations. The Cash Incentive Program specifies a minimum, maximum and target award level based on achievement of the Company's financial performance goals. The Cash Incentive Program will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee and the President and Chief Executive Officer will annually approve incentive awards and schedules under the Cash Incentive Program. Cash bonuses, if any, will be paid annually in the first quarter of the Company's next fiscal year.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH FUJI BANK

  Fuji Bank, headquartered in Tokyo, Japan, is currently the beneficial owner of all of the common stock of the Company through its wholly-owned U.S. subsidiary, FAHI. Fuji Bank is one of the largest banks in the world, with total deposits of $301 billion at September 30, 1997. See "--Keep Well Agreement". Upon consummation of the Offerings, Fuji Bank will beneficially own 100% of the outstanding Class B Common Stock, which will, due to the limitation on the voting power of the Class B Common Stock while held by Fuji Bank, represent, in the aggregate, 79.0% of the combined voting power of all of the outstanding Common Stock (regardless of whether the Underwriters' over-allotment options are exercised) and 60.4% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the Company (57.0% if the Underwriters' over-allotment options are exercised in full). For as long as Fuji Bank continues to beneficially own shares of Common Stock representing more than 50% of the combined voting power of the Class A Common Stock and Class B Common Stock, Fuji Bank will be able to direct the election of all of the members of the Board of Directors and thereby exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to (i) mergers or other business combinations involving the Company, (ii) the acquisition or disposition of assets by the Company, (iii) the incurrence of indebtedness by the Company, (iv) the issuance of any additional Common Stock or other equity securities and (v) the payment of dividends with respect to the Common Stock. Similarly, Fuji Bank will have the power to (i) determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, (ii) prevent or cause a change in control of the Company or (iii) take other actions that might be favorable to Fuji Bank. In the foregoing situations or otherwise, various conflicts of interest between the Company and Fuji Bank could arise.

  Fuji Bank has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offerings. Fuji Bank, FAHI and the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. See "Underwriting".

  From time to time the Company and Fuji Bank have entered into, and can be expected to continue to enter into, certain agreements and business transactions in the ordinary course of their respective businesses. See "Risk Factors--Control by and Relationship with Fuji Bank", "Risk Factors--Shares Eligible for Future Sale; Possible Future Sales by Fuji Bank" and "Shares Available for Future Sales".

  For a description of certain provisions of the Company's Amended and Restated Certificate of Incorporation concerning the allocation of business opportunities that may be suitable for both the

Company and Fuji Bank, see "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions--Corporate Opportunities".

 KEEP WELL AGREEMENT

  The Company entered into the Keep Well Agreement with Fuji Bank on April 23, 1983. The Keep Well Agreement was amended and supplemented on January 26, 1984, in connection with the consummation of the purchase of the Company by Fuji Bank and has been amended since that date from time to time. Under the Keep Well Agreement, as currently in effect, neither Fuji Bank nor any of its subsidiaries can sell, pledge or otherwise dispose of shares of the Company's common stock, or permit the Company to issue shares of its common stock, except to Fuji Bank or a Fuji Bank affiliate. However, prior to the consummation of the Offerings, the Keep Well Agreement will be amended to allow the Company or Fuji Bank or any of its affiliates to sell or dispose of Common Stock to any person or entity, provided that after any such sale or disposition, Fuji Bank (directly or indirectly, through one or more subsidiaries) continues to hold greater than 50% of the combined voting power of the outstanding Common Stock. This provision may be subject to further revision by the Company and Fuji Bank without the approval of any of the Company's securityholders.

  The Keep Well Agreement may not be terminated prior to the date (the "Termination Date") which is the earlier of (i) December 31, 2007 and (ii) the date on which the Company has received written certifications from Moody's and Standard & Poor's Ratings Services ("S&P") that, upon termination of the Keep Well Agreement, the ratings on the Company's senior unsecured indebtedness without the support provided by the Keep Well Agreement will be no lower than such ratings with the support of the Keep Well Agreement, but in no event may the Termination Date occur before December 31, 2002. In addition, the Keep Well Agreement includes certain restrictions on termination relating to the Company's Series A Preferred Stock and Series C Preferred Stock, which restrictions are discussed below.

  The Keep Well Agreement provides that Fuji Bank will maintain the Company's stockholders' equity in an amount equal to $500 million. Accordingly, if the Company should determine, at the close of any month, that its net worth is less than $500 million, then Fuji Bank will purchase, or cause one of its subsidiaries to purchase, shares of the Company's NW Preferred Stock, Class B, no par value (the "NW Preferred Stock"), in an amount necessary to increase the Company's stockholders' equity to $500 million. The NW Preferred Stock is a series of Junior Preferred Stock and, accordingly, if and when issued will rank junior to the Series A Preferred Stock and the Series C Preferred Stock and senior to the Common Stock as to payment of dividends, and in all other respects. If and when the NW Preferred Stock is issued, dividends thereon will be noncumulative and will be payable (if declared) quarterly at a rate per annum equal to 1% over the three-month LIBOR. Such dividends will not be paid during a default in the payment of principal or interest on any of the outstanding indebtedness for money borrowed by the Company. Subject to certain conditions, the NW Preferred Stock will be redeemable, at the option of the holder, within a specified period of time after the end of a calendar quarter in an aggregate amount not greater than the excess of the stockholders' equity of the Company as of the end of such calendar quarter over $500 million. See "Description of Capital Stock--Preferred Stock--NW Preferred Stock".

  The Keep Well Agreement further provides that if the Company should lack sufficient cash, other liquid assets or credit facilities to meet its payment obligations on its commercial paper, then Fuji Bank will lend the Company up to $500 million, payable on demand, which the Company may use only for the purpose of meeting such payment obligations. Any such loan by Fuji Bank to the Company (a "Liquidity Advance") will bear interest at a fluctuating interest rate per annum equal to the announced prime commercial lending rate of Morgan Guaranty Trust Company of New York plus 0.25% per annum. Each Liquidity Advance will be repayable on demand at any time after the business day following the 29th day after such Liquidity Advance was made. No repayment of the Liquidity Advance will be made during a period of default in the payment of the Company's senior indebtedness for borrowed money.

  No Liquidity Advances or purchases of NW Preferred Stock have been made by Fuji Bank under the Keep Well Agreement; other infusions of capital in the Company have been made by Fuji Bank, the last one of which occurred in 1992.

  Under the Keep Well Agreement, the Company has covenanted to maintain, and Fuji Bank has undertaken to assure that the Company will maintain, unused short-term lines of credit, asset sales facilities and committed credit facilities in an amount approximately equal to 75% of the amount of its commercial paper obligations from time to time outstanding.

  Neither Fuji Bank nor the Company is permitted to terminate the Keep Well Agreement for any reason prior to the Termination Date. After the Termination Date, either Fuji Bank or the Company may terminate the Keep Well Agreement upon 30 business days' prior written notice, except as set forth below. So long as the Series A Preferred Stock is outstanding and held by third parties other than Fuji Bank, the Keep Well Agreement may not be terminated by either party unless the Company has received written certifications from Moody's and S&P that upon such termination the Series A Preferred Stock will be rated by them no lower than "a3" and "A-", respectively. Additionally, so long as the Series C Preferred Stock is outstanding and held by third parties other than Fuji Bank, the Keep Well Agreement may not be terminated by either party unless the Company has received written certifications from Moody's and S&P that upon such termination the Series C Preferred Stock will be rated no lower than "baa1" and "BBB" by Moody's and S&P, respectively. For these purposes, the Series A Preferred Stock and the Series C Preferred Stock will no longer be deemed outstanding at such time as an effective notice of redemption of all of the Series A Preferred Stock and the Series C Preferred Stock shall have been given by the Company and funds sufficient to effectuate such redemption shall have been deposited with the party designated for such purpose in the notice. So long as the Series A Preferred Stock is outstanding, if both Moody's and S&P shall discontinue rating the Series A Preferred Stock, then Goldman, Sachs & Co., or its successor, shall, within 30 days, select a nationally recognized substitute rating agency and identify the comparable ratings from such agency. So long as the Series A Preferred Stock is no longer outstanding but the Series C Preferred Stock is outstanding, if both Moody's and S&P shall discontinue rating the Series C Preferred Stock, then Lehman Brothers Inc., or its successor, shall, within 30 days, select a nationally recognized substitute rating agency and identify the comparable ratings from such agency. Any termination of the Keep Well Agreement by the Company must be consented to by Fuji Bank. Any such termination will not relieve the Company of its obligations in respect of any NW Preferred Stock outstanding on the date of termination or the dividends thereon, any amounts owed in respect of Liquidity Advances on the date of termination or the unpaid principal or interest on those Liquidity Advances or Fuji Bank's fee relating to the Liquidity Commitment. Any such termination will not adversely affect the Company's commercial paper obligations outstanding on the date of termination. The Keep Well Agreement can be modified or amended by a written agreement of Fuji Bank and the Company. However, no such modification or amendment may change the prohibition against termination before the Termination Date or the other restrictions on termination or adversely affect the Company's then-outstanding commercial paper obligations.

  Under the Keep Well Agreement, the Company's commercial paper obligations and any other debt instruments are solely the obligations of the Company. The Keep Well Agreement is not a guarantee by Fuji Bank of the payment of the Company's commercial paper obligations, indebtedness, liabilities or obligations of any kind.

 REGISTRATION RIGHTS AGREEMENT

  The Registration Rights Agreement to be entered into between the Company and Fuji Bank (the "Registration Rights Agreement") will provide that, upon the request of any of Fuji Bank, its subsidiaries or certain transferees of Common Stock from Fuji Bank or its subsidiaries (each, a "Qualified Transferee"), the Company will use its reasonable efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Class A Common Stock that it may hold or that are issued or issuable upon conversion of any other security that it may hold (including the shares of Class B Common Stock) and of any other securities issued or issuable in respect of the Class A Common Stock, in each case for sale in accordance with the intended method of disposition of the holder or holders making such demand for registration, and will take such other actions as may be necessary to permit the sale thereof in other jurisdictions, subject to certain specified limitations. Fuji Bank, its subsidiaries or any Qualified Transferee will also have the right, which it may exercise at any time and from time to time, subject to certain limitations, to include any such shares and other securities in other registrations of equity securities of the Company initiated by the Company on its own behalf or on behalf of other securityholders of the Company. The Company will agree to pay all costs and expenses in connection with each such registration which Fuji Bank, any subsidiary thereof or any Qualified Transferee initiates or in which any of them participates. The Registration Rights Agreement will contain indemnification and contribution provisions (i) by Fuji Bank and its permitted assigns for the benefit of the Company, and
(ii) by the Company for the benefit of Fuji Bank and other persons entitled to effect registrations of Class A Common Stock pursuant to its terms, and related persons.

PURCHASE OF INTEREST IN INTERNATIONAL GROUP FROM FUJI BANK

  The Company and Fuji Bank have agreed that, upon consummation of the Offerings, the Company will purchase Fuji Bank's interest in International Group for total cash consideration of approximately $83 million, $54 million of which is for the International Group common stock owned by Fuji Bank, valued at book value, and $29 million of which is for the International Group preferred stock owned by Fuji Bank, valued at a modest premium over book value. The shares of common and preferred stock of International Group currently owned by Fuji Bank represent 21% of the outstanding shares of capital stock of International Group. The Company intends to finance this acquisition through the issuance of senior debt, which will bear interest at a market rate and have such other terms as are determined at the time of issuance.

CERTAIN OTHER TRANSACTIONS WITH FUJI BANK AND ITS SUBSIDIARIES

  Several financial, administrative or other service arrangements exist or have existed between the Company and Fuji Bank, FAHI, HIC or related affiliates. In management's opinion, the terms of these arrangements are similar to those the Company would have been able to obtain in like agreements with unaffiliated entities in arms-length transactions.

 TAX ALLOCATION AGREEMENT

  Under the terms of the tax allocation agreement between HIC and the Company, as amended, which was terminated after 1997, the Company has previously filed, and will file for 1997, consolidated U.S. federal income tax returns with HIC. The Company has reported, and will report for 1997, income tax expense as if it were a separate company and will record future tax benefits as soon as it is more likely than not that such benefits will be realized. Pursuant to the tax allocation agreement, each company covered by the agreement calculated its current and deferred income taxes based on its separate company taxable income or loss, utilizing separate company net operating losses, tax credits, capital losses and deferred tax assets or liabilities. In accordance with the provisions of such tax allocation agreement, net payments of $73 million, $43 million and $70 million were made by the Company to HIC in 1997, 1996 and 1995, respectively, and HIC made income tax payments of $49 million, $23 million and $25 million in 1997, 1996 and 1995, respectively. Under the terms of other tax allocation agreements with certain of the Company's subsidiaries, the Company and HIC, in calculating their current income taxes, utilized the taxable income or loss of the subsidiaries. The Company anticipates that it will enter into a similar tax allocation agreement with FAHI for the period from January 2, 1998 through the date of the consummation of the Offerings.

 SERVICES PROVIDED BY FUJI BANK, HIC AND FAHI FOR THE COMPANY

  Certain employees of Fuji Bank and HIC performed managerial, administrative and other related functions for the Company during 1997. The Company compensated Fuji Bank and HIC for the use of such individuals' services at a rate which reflects current costs to Fuji Bank and HIC. The amounts paid to Fuji Bank and HIC for these services in 1997 were $2 million and $77 million, respectively. See "Management--Executive Compensation." In conjunction with the transfer of ownership of the Company to FAHI, the majority of the employees of HIC who were providing services to the Company were transferred to the Company. Additionally, certain subsidiaries of Fuji Bank periodically serve as managers for various offerings of the Company's debt securities and may act as registrar and paying agent for certain debt issuances by the Company. These services are provided at market rates. The Company has entered into similar agreements with FAHI. In the Company's opinion, the amounts to be paid under such agreements will be significantly less than the amounts paid in 1997.

 SERVICES PROVIDED BY THE COMPANY FOR AFFILIATES

  The Company performs services for its affiliates, including FAHI, and charges them for the cost of the work performed. The Company may also guarantee the obligations of its clients or the clients of certain joint ventures under letters of credit issued by financial institutions, some of which are affiliates of the Company. Additionally, the Company guaranteed payment under a deferred compensation arrangement between HIC and certain of its employees. The Company had agreements with HIC and certain other subsidiaries of HIC which provided for the Company to receive an annual negotiated fee for servicing assets which had been sold by the Company to HIC and these affiliates. The amount of fees for servicing these assets in 1997 was approximately $200,000.

  Heller Capital Markets Group, Inc. ("CMG"), a wholly-owned subsidiary of the Company, acted as placement agent for the sale of commercial paper issued by HIC during 1997. CMG received compensation based upon the face amount of the commercial paper notes sold. For the year ended December 31, 1997, HIC paid compensation to CMG pursuant to this arrangement of $61,000. The HIC commercial paper program was terminated during 1997.

 INTERCOMPANY RECEIVABLES, PAYABLES, TRANSACTIONS AND FINANCIAL INSTRUMENTS

  At December 31, 1997, the net amount due to affiliates was $29 million. This amount is comprised principally of interest bearing demand notes representing amounts due to or from the Company arising from an interest rate swap agreement with HIC, advances, administrative fees and costs charged to other subsidiaries of HIC. The notes bear interest at rates which approximate the average rates on the Company's commercial paper obligations or short-term bank borrowing rates outstanding during the period. During 1997 the Company paid interest of $3 million to HIC related to these notes.

  Fuji Bank and one of its subsidiaries provided uncommitted lines of credit to international subsidiaries of the Company totalling approximately $29 million at December 31, 1997. Borrowings under these facilities totalled $5 million at December 31, 1997. In addition, Fuji Bank provides lines of credit to certain international joint ventures of the Company.

  The Company is a party to a $200 million notional amount interest rate swap agreement with FAHI, which expires December 15, 2000. The purpose of this agreement is to manage the Company's exposure to interest rate fluctuations. Under this agreement, the Company pays interest to FAHI at a variable rate based on the commercial paper rate published by the Board of Governors of the Federal Reserve and FAHI pays interest to the Company at a fixed rate of 5.57%. This agreement, which FAHI assumed from HIC effective January 1998, increased the Company's interest expense by $295,000 in 1997.

  During 1997, HIC converted all of its shares of Cumulative Convertible Preferred Stock, Series D (the "Series D Preferred Stock") into common stock of the Company. Prior to the conversion, the Company paid a dividend to HIC on the Series D Preferred Stock of approximately $500,000.

  Also, during 1997, the Company paid to Fuji Bank a commitment fee of approximately $317,000, related to the Keep Well Agreement.

  The trust department of Fuji Bank may purchase commercial paper of the Company for its clients. Interest expense paid by the Company related to such commercial paper borrowings was $235,000 in 1997.

  In the ordinary course of its business, the Company participates in joint financings with Fuji Bank or certain affiliates. During 1997, the Company sold $10 million of an outstanding $25 million commitment to Fuji Bank at book value. No gain or loss was recorded on the transaction.

  The Company has an accounts receivable sale facility which allows the Company to sell an undivided interest of up to $550 million in a designated pool of its factored accounts receivable to five bank-supported conduits. The Company sold approximately $500 million of receivables under this facility as of December 31, 1997. The underlying liquidity support for the conduit is provided by unaffiliated entities. One of the conduits has an operating agreement with Fuji Bank. The Company paid fees of $346,000 to Fuji Bank during 1997 for services provided under this agreement.

  In conjunction with the formation of FAHI, the Company purchased, at book value, less than $10 million of assets from HIC on December 31, 1997. These assets are primarily recorded as real estate receivables at the purchase price.

  On February 15, 1985, the Company issued to HIC 1,000 shares of previously subscribed Series D Preferred Stock, which had a dividend yield established quarterly at the rate of 1/2% under the announced prime commercial lending rate of Morgan Guaranty Trust Company of New York, cumulative from March 30, 1984 and payable quarterly commencing on March 31, 1989. During 1997, HIC converted all of its shares of Series D Preferred Stock into common stock of the Company. The conversion was accounted for as a stock dividend and therefore has been retroactively restated in the Company's consolidated financial statements. All dividends paid on the Series D Preferred Stock have been retroactively reclassified to common dividends.

CERTAIN OTHER RELATIONSHIPS

  Mr. Kessel, a director of the Company, is a partner of the law firm of Shearman & Sterling, which from time to time acts as counsel in certain matters for Fuji Bank, the Company and FAHI.

                           OWNERSHIP OF COMMON STOCK

  FAHI directly owns 100% of the Common Stock outstanding prior to the Offerings, and as the sole stockholder of FAHI, Fuji Bank is also deemed to beneficially own 100% of such Common Stock. Upon consummation of the Offerings, FAHI will directly own 100% of the outstanding Class B Common Stock and none of the outstanding Class A Common Stock and, by virtue of its ownership of FAHI, Fuji Bank will also be deemed to beneficially own 100% of such Class B Common Stock and none of such Class A Common Stock. Accordingly, upon consummation of the Offerings, FAHI and Fuji Bank will beneficially own Common Stock representing 60.4% of the economic interest in the Company (57.0% if the Underwriters' over-allotment options are exercised in full) and, due to the limitation on the voting power of the Class B Common Stock while held by Fuji Bank, 79.0% of the combined voting power of all of the outstanding Common Stock (regardless of whether the Underwriters' over-allotment options are exercised). See "Certain Relationships and Related Transactions--Relationship with Fuji Bank".

  The principal executive offices of Fuji Bank are located at 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan. The principal executive offices of FAHI are located at 500 West Monroe Street, Chicago, Illinois 60661.

  As of March 31, 1998, none of the outstanding equity securities of the Company was held by any of its directors or executive officers.

  The following table sets forth, as of March 31, 1998, certain information with respect to the beneficial ownership of common stock of Fuji Bank, the Company's ultimate parent, by (i) each director of the Company, (ii) each of the Named Officers and (iii) all directors and executive officers of the Company as a group.

 NAME OF                                                      NUMBER OF SHARES
 BENEFICIAL OWNER                                            BENEFICIALLY OWNED
 ----------------                                            ------------------
Richard J. Almeida..........................................          --
Yukihiko Chayama............................................          701
Tsutomu Hayano..............................................       11,315
Mark Kessel.................................................          --
Michael J. Litwin...........................................          --
Dennis P. Lockhart..........................................          --
Lauralee E. Martin..........................................          --
Hideo Nakajima..............................................       13,428
Osamu Ogura.................................................          --
Masahiro Sawada.............................................        2,205
Takeshi Takahashi...........................................        4,000
Atsushi Takano..............................................       13,714
Kenichiro Tanaka............................................        4,174
Kenichi Tomita..............................................          620
Michael P. Goldsmith........................................          --
David J. Kantes (1).........................................          --
Mark A. Abbott..............................................          --
All directors and executive officers as a group (seven
 persons)...................................................       50,157

--------
(1) Mr. Kantes resigned from the Company effective April 3, 1998.

  In addition, Messrs. Chayama, Hayano, Nakajima, Ogura, Sawada, Takahashi, Takano, Tanaka and Tomita participate in a Fuji Bank employee stock purchase plan and, as of March 31, 1998, beneficially owned an aggregate of approximately 34,634 shares of Fuji Bank common stock through this plan.

  The number of shares of Fuji Bank common stock that are beneficially owned by (i) each of the Company's directors, (ii) each of the Named Officers or
(iii) the Company's directors and executive officers as a group, including those shares held in the Fuji Bank employee stock purchase plan, does not exceed 1% of the outstanding shares of such stock.

                       SHARES AVAILABLE FOR FUTURE SALE

  Upon consummation of the Offerings, the Company will have 33,500,000 shares of Class A Common Stock and 51,050,000 shares of Class B Common Stock issued and outstanding. All of the shares of Class A Common Stock to be sold in the Offerings will be freely tradeable without restriction under the Securities Act, except for any shares held by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act ("Rule 144")), which will be subject to the resale limitations of Rule 144. Immediately following the consummation of the Offerings, all of the outstanding shares of Class B Common Stock will be beneficially owned by Fuji Bank and will not have been registered under the Securities Act. Such shares owned by Fuji Bank may be sold only pursuant to an effective registration statement under the Securities Act or in accordance with Rule 144 or another exemption from the registration requirements of the Securities Act. Fuji Bank has certain rights to require the Company to effect registration of shares of Class A Common Stock, and certain other securities issued or issuable in respect thereof, owned by Fuji Bank. See "Certain Relationships and Related Transactions--Relationship with Fuji Bank--Registration Rights Agreement".

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock for at least one year, including a person who may be deemed an "affiliate", is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent (1%) of the total number of outstanding shares of the class of stock being sold or (ii) the average weekly reported trading volume of the class of stock being sold during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. Rule 144A under the Securities Act ("Rule 144A") provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer", which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities of unaffiliated issuers. Rule 144A does not extend an exemption to the offer or sale of securities that, when issued, were of the same class as securities listed on a national securities exchange or quoted on an automated quotation system. The shares of Class B Common Stock outstanding as of the date of this Prospectus would be eligible for resale under Rule 144A because such shares, when issued, were not of the same class as any listed or quoted securities. The foregoing summary of Rule 144 and Rule 144A is not intended to be a complete description thereof.

  Prior to the Offerings, there has been no market for the Class A Common Stock, and no prediction can be made as to the effect, if any, that market sales of outstanding shares of Common Stock by Fuji Bank, or the availability of such shares for sale, will have on the market price of the Class A Common Stock prevailing from time to time. Nevertheless, sales by Fuji Bank of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock offered hereby. See "Risk Factors--Shares Eligible for Future Sale; Possible Future Sales by Fuji Bank".

  Fuji Bank has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offerings. Fuji Bank, FAHI and the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Goldman, Sachs & Co. See "Underwriting". Prior to the consummation of the Offerings, the Keep Well Agreement will be amended to allow the Company or Fuji Bank or any of its affiliates to sell or dispose of Common Stock to any person or entity, provided that after any such sale or disposition, Fuji Bank (directly or indirectly, through one or more subsidiaries) continues to hold greater than 50% of the combined voting power of the outstanding Common Stock. This provision may be subject to further amendment by the Company and Fuji Bank without the approval of any of the Company's other securityholders. As a result, there can be no assurance as to the period of time during which Fuji Bank will continue to maintain the same beneficial ownership of Common Stock to be beneficially owned by it immediately following the Offerings.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of the capital stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and the Company's Amended and Restated By-Laws (the "Restated By-Laws"), forms of which have been filed with, and are available from, the Commission, and to the Delaware General Corporation Law (the "DGCL").

GENERAL

  The Restated Certificate will authorize the Company to issue 852,000,000 shares of capital stock, of which 500,000,000 shares will be designated Class A Common Stock, $0.25 par value per share, 300,000,000 shares will be designated Class B Common Stock, par value $0.25 per share, 2,000,000 shares will be designated preferred stock, no par value per share ("Junior Preferred Stock"), and 50,000,000 shares will be designated senior preferred stock, $0.01 par value per share ("Senior Preferred Stock" and, together with the Junior Preferred Stock, "Preferred Stock") . As of February 24, 1998, there were no shares of Class A Common Stock and 51,050,000 shares of Class B Common Stock issued and outstanding. As of March 31, 1998, there were 6,600,000 shares of Preferred Stock authorized and issued or reserved for issuance as follows: 5,000,000 shares of Series A Preferred Stock, a series of Senior Preferred Stock, all of which were issued and outstanding; 1,500,000 shares of Series C Preferred Stock, a series of Senior Preferred Stock, all of which were issued and outstanding; and 100,000 shares of NW Preferred Stock, a series of Junior Preferred Stock, none of which were issued and outstanding. All outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable. Of the 500,000,000 authorized shares of Class A Common Stock, 33,500,000 shares are being offered in the Offerings, 51,050,000 shares will be reserved for issuance upon conversion of shares of Class B Common Stock into Class A Common Stock, and 4,593,088 shares (plus up to an additional 376,875 shares if the Underwriters' over-allotment options are exercised) will be reserved for issuance under the Stock Incentive Plan. There will continue to be 51,050,000 shares of Class B Common Stock outstanding upon consummation of the Offerings, all of which will be beneficially owned directly by FAHI and indirectly by Fuji Bank. Upon consummation of the Offerings, all outstanding shares of Common Stock will be fully paid and nonassessable.

COMMON STOCK

 VOTING RIGHTS

  The holders of Class A Common Stock and Class B Common Stock generally have identical rights except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to three votes per share on all matters to be voted on by stockholders, subject to the right of Fuji Bank or the Class B Transferee (as defined below), as the case may be, to reduce from time to time the number of votes per share of Class B Common Stock by written notice to the Company specifying the reduced number of votes per share. Notwithstanding the foregoing, in the event that at any time while held by Fuji Bank the shares of Class B Common Stock would represent greater than 79% of the combined voting power of all outstanding classes of voting stock of the Company, then for voting purposes the number of votes per share of Class B Common Stock shall be automatically reduced so that the shares of Class B Common Stock held by Fuji Bank represent 79% of such combined voting power. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all holders of shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law or the Restated Certificate, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Restated Certificate must be approved by the vote of the holders of Common Stock having a combined voting power of a majority of all shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Amendments to the Restated Certificate that would alter or change the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares adversely affected by the amendment, voting as a separate class.

 DIVIDENDS

  Holders of Class A Common Stock and Class B Common Stock will share ratably on a per share basis in any dividends declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock, except that holders of Class A Common Stock shall not be entitled to receive the cash dividend which the Company expects to pay to FAHI, as the sole holder of the Class B Common Stock, with a portion of the net proceeds of the Offerings. The Company is prohibited from paying dividends on the Common Stock unless all declared dividends on all outstanding shares of Series C Preferred Stock and full cumulative dividends on all outstanding shares of Series A Preferred Stock have been paid. In the case of dividends or other distributions payable in Common Stock, including distributions pursuant to stock splits or divisions of Common Stock, only shares of Class A Common Stock shall be paid or distributed to holders of shares of Class A Common Stock, and only shares of Class B Common Stock shall be paid or distributed to holders of Class B Common Stock. See "Use of Proceeds" and "Dividend Policy".

  The Company may not reclassify, subdivide or combine shares of one class of Common Stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class of Common Stock.

 CONVERSION

  Each share of Class B Common Stock is convertible at any time while held by Fuji Bank and/or any of its subsidiaries or the Class B Transferee (as defined below) and/or any of its subsidiaries at the option of the holder thereof into one share of Class A Common Stock.

  Except as provided below, any shares of Class B Common Stock transferred to a person other than Fuji Bank or any of its subsidiaries or the Class B Transferee or any of its subsidiaries shall automatically convert into shares of Class A Common Stock upon such disposition. Shares of Class B Common Stock representing more than a 50% voting interest in the outstanding shares of Common Stock transferred by Fuji Bank and/or any of its subsidiaries in a single transaction or series of related transactions to one unaffiliated person (the "Class B Transferee") and/or any of its subsidiaries shall not automatically convert into shares of Class A Common Stock upon such disposition. Any shares of Class B Common Stock retained by Fuji Bank or any of its subsidiaries following any such disposition of more than a 50% voting interest in the outstanding shares of Common Stock to the Class B Transferee and/or any of its subsidiaries shall automatically convert into shares of Class A Common Stock upon such disposition.

  All shares of Class B Common Stock will automatically convert into Class A Common Stock if the number of outstanding shares of Class B Common Stock beneficially owned by Fuji Bank and its subsidiaries or the Class B Transferee and its subsidiaries, as the case may be, falls below 30% of the aggregate number of outstanding shares of Common Stock. This will prevent Fuji Bank and its subsidiaries or the Class B Transferee and its subsidiaries, as the case may be, from decreasing their economic interest in the Company to less than 30% while still retaining control of a majority of the

Company's voting power. The foregoing automatic conversion is intended to ensure that Fuji Bank and/or its subsidiaries or the Class B Transferee and/or its subsidiaries, as the case may be, retain voting control by virtue of their ownership of Class B Common Stock only if they continue to have a significant economic interest in the Company. All conversions will be effected on a share-for-share basis.

 OTHER RIGHTS

  In the event of any merger, reorganization or consolidation of the Company with or into another entity in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash), except that shares of stock or other securities receivable upon such reorganization, consolidation or merger by a holder of a share of Class B Common Stock may differ from the shares of stock or other securities receivable upon such reorganization, consolidation or merger by a holder of a share of Class A Common Stock to the extent that the Class B Common Stock and Class A Common Stock differ as provided in the Restated Certificate.

  On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock.

  No shares of either class of Common Stock are subject to redemption. Shares of Class A Common Stock do not have preemptive rights to purchase additional shares. Holders of shares of Class B Common Stock have preemptive rights to subscribe for and receive additional securities of the Company upon all additional issuances by the Company of shares of Class A Common Stock, or any other securities convertible into shares of Class A Common Stock (other than in connection with certain issuances pursuant to employee stock or stock option benefit plans or in connection with any stock split or stock dividend), such that such holder of Class B Common Stock may, by purchasing such additional securities, maintain the percentage beneficial ownership interest (including voting and economic interest) it had immediately prior to such issuance.

PREFERRED STOCK

  Under the Restated Certificate, the Board of Directors of the Company may provide for the issuance of Senior Preferred Stock or Junior Preferred Stock in one or more series from time to time, and the rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the Senior Preferred Stock or Junior Preferred Stock of each series will be fixed or designated by the Board of Directors pursuant to a certificate of designation without any further vote or action by the Company's stockholders, except as required pursuant to the terms of the Series A Preferred Stock and Series C Preferred Stock.

 SERIES A PREFERRED STOCK

  Dividends on the Series A Preferred Stock are payable at an annual rate of 8.125%. Dividends are cumulative and payable quarterly. The Company is prohibited from declaring or paying cash dividends on Common Stock, Junior Preferred Stock or other series of Senior Preferred Stock on parity with the Series A Preferred Stock, unless full cumulative dividends on all outstanding shares of Series A Preferred Stock for all past dividend periods have been paid. The Series A Preferred Stock is not redeemable prior to September 22, 2000. On or after that date, the Series A Preferred Stock will be redeemable at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends. Except as required by law and as set forth herein, the holders of

Series A Preferred Stock have no voting rights. In case the Company shall be in arrears in the payment of six consecutive quarterly dividends on the outstanding Series A Preferred Stock, the holders of Series A Preferred Stock, voting separately as a class and in addition to any voting rights that holders of the Series A Preferred Stock shall have as required by law, shall have the exclusive right to elect two additional directors beyond the number to be elected by the stockholders at the next annual meeting of the stockholders called for the election of directors, and at every subsequent such meeting at which the terms of office of the directors so elected by the Series A Preferred Stock expire, provided such arrearage exists on the date of such meeting or subsequent meetings, as the case may be. Any such elected directors shall serve until the dividend default shall cease to exist. In addition, without the vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, the Company shall not (i) issue, from any class or series of stock now existing or to be created in the future, any shares of stock ranking senior to the outstanding shares of Series A Preferred Stock as to the payment of dividends and upon liquidation or (ii) amend the Restated Certificate or the Restated By-laws, as amended, if such amendment would increase or decrease the aggregate number of authorized shares of Series A Preferred Stock, increase or decrease the par value of the shares of Series A Preferred Stock or alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect the holders of the Series A Preferred Stock adversely. The Series A Preferred Stock carries a liquidation preference of $25 per share, plus accrued and unpaid dividends. The Series A Preferred Stock ranks senior with respect to payment of dividends and liquidation preferences to the Common Stock and Junior Preferred Stock.

 SERIES C PREFERRED STOCK

  Dividends on the Series C Preferred Stock are noncumulative and, if declared by the Board of Directors or a duly authorized committee thereof, will be payable quarterly at an annual rate of 6.687%. The amount of dividends payable will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended, in respect of the dividends received reduction. The Company is prohibited from declaring or paying cash dividends on Common Stock, Junior Preferred Stock or other series of Senior Preferred Stock on parity with the Series C Preferred Stock, unless all declared dividends on all outstanding shares of Series C Preferred Stock for all past dividend periods have been paid. The Series C Preferred Stock is not redeemable prior to August 15, 2007. On or after that date, the Series C Preferred Stock will be redeemable at the option of the Company, in whole or in part, at a redemption price of $100 per share, plus accrued and unpaid dividends (whether or not declared) for the then-current dividend period and, if declared, accrued and unpaid dividends for prior dividend periods. Except as required by law and as set forth herein, the holders of Series C Preferred Stock have no voting rights. If dividends payable on any share or shares of the Series C Preferred Stock or on any other class or series of Senior Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock") ranking on a parity with the Series C Preferred Stock and upon which like voting rights have been conferred and are exercisable (excluding any class or series of Noncumulative Preferred Stock entitled to elect additional directors by a separate vote, "Voting Preferred Stock") have not been paid or declared and set aside for payment for the equivalent of six full quarterly dividend periods (whether or not consecutive), the number of directors of the Company will be increased by two (without duplication of any increase made pursuant to the terms of any other class or series of Voting Preferred Stock), and the holders of the Series C Preferred Stock, voting as a single class with the holders of the Voting Preferred Stock, will be entitled to elect such two directors to fill such newly-created directorships. Such right of the holders of the Series C Preferred Stock and the Voting Preferred Stock shall continue until dividends on the Series C Preferred Stock and the Voting Preferred Stock have been paid or declared and set apart for payment regularly for at least one year (i.e., four consecutive full quarterly dividend periods). Any such elected directors shall serve until the Company's next annual meeting of stockholders and until their respective successors are elected and qualified (notwithstanding that prior to the end of such term the dividend default shall cease to exist). In addition, the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series C Preferred Stock will be required for any amendment, alteration or repeal of any provisions of the Restated Certificate or of any other certificate amendatory of or supplemental to the Restated Certificate which would adversely affect the powers, preferences, privileges or rights of the Series C Preferred Stock. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series C Preferred Stock and any other series of Noncumulative Preferred Stock ranking on a parity with the Series C Preferred Stock either as to dividends or upon liquidation, voting as a single class without regard to series, will be required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the Series C Preferred Stock as to dividends or upon liquidation, or to reclassify any authorized stock of the Company into such prior shares, but such vote will not be required for the Company to take any such actions with respect to any stock ranking on a parity with or junior to the Series C Preferred Stock. The Series C Preferred Stock is entitled to a liquidation preference of $100.00 per share, plus an amount equal to the sum of all accrued and unpaid dividends (whether or not earned or declared) for the then-current dividend period to the date of final distribution (without accumulation of accrued and unpaid dividends for prior dividend periods unless previously declared), that is senior to payments to holders of the Common Stock, the Junior Preferred Stock or any other class or series of stock of the Company ranking junior to the Series C Preferred Stock and pari passu with payments to holders of each other series of Senior Preferred Stock outstanding on the date of original issue of the Series C Preferred Stock.

  NW PREFERRED STOCK

  The Company has authorized the issuance of 100,000 shares of NW Preferred Stock pursuant to the Keep Well Agreement wherein, among other things, Fuji Bank has agreed to purchase NW Preferred Stock in an amount required to maintain the Company's net worth at $500 million. The Company's net worth was approximately $1.7 billion at December 31, 1997. If and when the NW Preferred Stock is issued, dividends will be payable thereon at an annual rate equal to 1% per annum above the three-month rate at which deposits in United States dollars are offered by Fuji Bank in London, England to prime banks in the London interbank market. Dividends on the NW Preferred Stock will be noncumulative and payable (if declared) quarterly, and the Company will be prohibited from paying cash dividends on the Common Stock unless full dividends for the then-current dividend period (without accumulation of accrued and unpaid dividends for prior dividend periods unless previously declared) on all outstanding shares of NW Preferred Stock have been declared and paid or declared and a sum sufficient set aside for such payment. Subject to certain conditions, NW Preferred Stock will be redeemable at the option of the holder, in whole or in part, within a specified period of time after the end of a calendar quarter in an aggregate amount not greater than the excess of the net worth of the Company as of the end of such calendar quarter over $500 million and at a redemption price equal to the price paid to the Company upon the issuance thereof, plus accrued and unpaid dividends for the then-current dividend period (without accumulation of accrued and unpaid dividends for prior dividend periods unless previously declared). Except as required by law, the holders of NW Preferred Stock will have no voting rights. The NW Preferred Stock will carry a liquidation preference equal to the price paid for each share upon issuance thereof, plus accrued and unpaid dividends for the then-current dividend period (without accumulation of accrued and unpaid dividends for prior dividend periods unless previously declared). The NW Preferred Stock will rank senior to the Common Stock and junior to the Senior Preferred Stock with respect to payment of dividends and liquidation preference. No purchases of NW Preferred Stock have been made to date by Fuji Bank under the Keep Well Agreement.

CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

 CORPORATE OPPORTUNITIES

  The Restated Certificate will provide that Fuji Bank shall have no duty to refrain from engaging in the same or similar activities or lines of business as the Company, and neither Fuji Bank nor any director, officer or other employee thereof (except as provided below) will be liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such activities of Fuji Bank. In the event that Fuji Bank acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Fuji Bank and the Company, Fuji Bank shall have no duty to communicate or offer such corporate opportunity to the Company and shall not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that Fuji Bank pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Company.

  In the event that a director, officer or other employee of the Company who is also a director or officer or other employee of Fuji Bank acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Company and Fuji Bank, such director, officer or other employee of the Company shall have fully satisfied and fulfilled the fiduciary duty of such director, officer or other employee of the Company and its stockholders with respect to such corporate opportunity if such director, officer or other employee acts in a manner consistent with the following policy:

    (i) a corporate opportunity offered to any person who is an officer or other employee of the Company, and who is also a director but not an officer or other employee of Fuji Bank, shall belong to the Company;

    (ii) a corporate opportunity offered to any person who is a director but not an officer or other employee of the Company, and who is also a director or officer or other employee of Fuji Bank, shall belong to the Company if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of the Company, and otherwise shall belong to Fuji Bank; and

    (iii) a corporate opportunity offered to any person who is an officer or other employee of both the Company and Fuji Bank, or an officer of one and a non-officer employee of the other, shall belong to the Company if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer or employee of the Company, and otherwise shall belong to Fuji Bank.

  For purposes of the foregoing:

    (i) A director of the Company who is Chairman of the Board of Directors or of a committee thereof shall not be deemed to be an officer or employee of the Company by reason of holding such position (without regard to whether such position is deemed an officer of the Company under the Restated By-Laws), unless such person is a full-time employee of the Company; and

    (ii)(A) The term "Company" shall mean the Company and all corporations, partnerships, joint ventures, associations and other entities controlled directly or indirectly by the Company through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise and (B) the term "Fuji Bank" shall mean Fuji Bank and all corporations, partnerships, joint ventures, associations and other entities (other than the Company, defined in accordance with clause (A) of this section (ii)) controlled (directly or indirectly) by Fuji Bank through the ownership of the outstanding voting power of such corporation, partnership, joint venture, association or other entity or otherwise.

  The foregoing provisions of the Restated Certificate will expire on the date that Fuji Bank ceases to own beneficially Common Stock representing at least 30% of the voting power of all classes of outstanding Common Stock and no person who is a director, officer or employee of the Company is also a director, officer or employee of Fuji Bank or any of its subsidiaries (other than the Company).

  Any person purchasing or otherwise acquiring Common Stock will be deemed to have notice of, and to have consented to, the foregoing provisions of the Restated Certificate.

 PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

  Certain provisions to be contained in the Restated Certificate and the Restated By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including an attempt that might result in a premium being paid over the market price for the shares held by stockholders.

  The Restated By-Laws will provide that subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution of the Board of Directors adopted by the affirmative vote of directors constituting not less than a majority of the total number of the directors that the Company would have if there were no vacancies on the Company's Board of Directors, but shall consist of not more than 16 nor less than eight directors. In addition, the Restated Certificate and Restated By-Laws will provide that, subject to any rights of holders of Preferred Stock, any vacancies, other than vacancies occurring by reason of removal by the stockholders, may be filled by the affirmative vote of a majority of the remaining members of the Board of Directors, though less than a quorum, or by a sole remaining director, and except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

  The Restated By-Laws will provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by the Company at its principal executive offices not less than 90 days prior to the first anniversary of the date of the previous year's annual meeting of stockholders, subject to adjustment in certain situations, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The Restated Certificate and the Restated By-Laws will also provide that special meetings of stockholders may be called only by certain specified officers of the Company or by the Secretary of the Company at the request of a majority of the total members of the Board of Directors; special meetings of stockholders cannot be called by stockholders. In addition, the Restated By-laws will provide that any action required or permitted to be taken by stockholders may be effected by written consent; provided, however, that on and after the date on which neither Fuji Bank and its subsidiaries nor the Class B Transferee and its subsidiaries continue to beneficially own more than 50% of the total voting power of the outstanding Common Stock, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent by stockholders in lieu of such a meeting.

  The Company's Restated Certificate will also provide that, subject to the rights of holders of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the total voting power of all classes of outstanding Common Stock, voting together as a single class, is required to amend, repeal or adopt any provision inconsistent with the foregoing provisions of the Restated Certificate. The Restated Certificate and the Restated By-Laws will further provide that, subject to the rights of holders of Preferred Stock, the Restated By-Laws may be altered, amended or repealed by the affirmative vote of directors constituting not less than a majority of the entire Board of Directors (if effected by action of the Board of Directors) or by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all outstanding Common Stock, voting together as a single class (if effected by action of the stockholders).

  Upon the consummation of the Offerings, the Company will be subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) prior to the date at which the stockholder becomes an interested stockholder the board of directors approved either the business combination or the transaction in which the person becomes an interested stockholder, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder or
(iii) the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

LIMITATIONS ON DIRECTORS' LIABILITY

  The Company's Restated Certificate will provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Class A Common Stock will be The Bank of New York.

                  VALIDITY OF SHARES OF CLASS A COMMON STOCK

  The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Katten Muchin & Zavis, Chicago, Illinois, and for the Underwriters by Sullivan & Cromwell, New York, New York. Upon consummation of the Offerings, certain partners of, and attorneys associated with, Katten Muchin & Zavis will own less than 1% of the outstanding shares of Class A Common Stock.

                        INDEPENDENT PUBLIC ACCOUNTANTS

  The consolidated balance sheets of the Company as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             HELLER FINANCIAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996.............. F-3
Consolidated Statements of Income for the Years Ended December 31, 1997,
 1996 and
 1995..................................................................... F-4
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1996 and 1995...................................................... F-5
Consolidated Statements of Changes in Stockholders' Equity for the Years
 Ended December 31, 1997, 1996 and 1995................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Heller Financial, Inc.:

  We have audited the accompanying consolidated balance sheets of HELLER FINANCIAL, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heller Financial, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois
January 23, 1998
 (Except with respect to the
 matters discussed in Notes 20
 and 21, as to which the date
 is February 24, 1998)

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                                 --------------
                             ASSETS                               1997    1996
                             ------                              ------- ------
                                                                 (IN MILLIONS)
Cash and cash equivalents....................................... $   821 $  296
Receivables (Note 3)
  Commercial loans
    Term loans..................................................   2,597  2,434
    Revolving loans.............................................   1,674  1,493
  Real estate loans.............................................   2,238  1,994
  Factored accounts receivable..................................   2,223    994
  Equipment loans and leases....................................   1,990  1,614
                                                                 ------- ------
    Total receivables...........................................  10,722  8,529
  Less: Allowance for losses of receivables (Note 3)............     261    225
                                                                 ------- ------
    Net receivables.............................................  10,461  8,304
Equity and real estate investments (Note 4).....................     488    419
Debt securities (Note 4)........................................     311    251
Operating leases (Note 4).......................................     195    135
Investments in international joint ventures (Note 4)............     198    272
Other assets (Note 4)...........................................     387    249
                                                                 ------- ------
    Total assets................................................ $12,861 $9,926
                                                                 ======= ======
              LIABILITIES AND STOCKHOLDERS' EQUITY
              ------------------------------------
Senior debt (Note 5)
  Commercial paper and short-term borrowings.................... $ 3,432 $2,745
  Notes and debentures..........................................   6,004  4,761
                                                                 ------- ------
    Total debt..................................................   9,436  7,506
Credit balances of factoring clients............................   1,255    590
Other payables and accruals.....................................     405    306
                                                                 ------- ------
    Total liabilities...........................................  11,096  8,402
Minority interest...............................................      87     57
Stockholders' equity (Notes 9 and 10)
  Cumulative Perpetual Senior Preferred Stock, Series A.........     125    125
  Noncumulative Perpetual Senior Preferred Stock, Series B......     150    --
  Class A Common Stock ($.25 par; 500,000,000 shares authorized;
   no shares issued or outstanding) (Note 20)...................     --     --
  Class B Common Stock ($.25 par; 300,000,000 shares authorized;
   51,050,000 shares issued and outstanding) (Notes 9 and 20)...      13     13
  Additional paid in capital....................................     672    675
  Retained earnings.............................................     718    654
                                                                 ------- ------
    Total stockholders' equity..................................   1,678  1,467
                                                                 ------- ------
    Total liabilities and stockholders' equity.................. $12,861 $9,926
                                                                 ======= ======

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                FOR THE YEAR
                                                               ENDED DECEMBER
                                                                     31,
                                                              -----------------
                                                              1997  1996  1995
                                                              ----- ----- -----
                                                                (IN MILLIONS)
Interest income.............................................. $ 924 $ 807 $ 851
Interest expense.............................................   516   452   464
                                                              ----- ----- -----
  Net interest income........................................   408   355   387
Fees and other income (Note 11)..............................   206    79   148
Factoring commissions........................................   104    55    50
Income of international joint ventures.......................    36    44    35
                                                              ----- ----- -----
  Operating revenues.........................................   754   533   620
Operating expenses (Note 12).................................   357   247   216
Provision for losses (Note 3)................................   164   103   223
                                                              ----- ----- -----
  Income before taxes and minority interest..................   233   183   181
Income tax provision (Note 14)...............................    66    43    49
Minority interest............................................     9     7     7
                                                              ----- ----- -----
  Net income................................................. $ 158 $ 133 $ 125
                                                              ===== ===== =====
  Dividends on preferred stock............................... $  14 $  10 $  10
                                                              ===== ===== =====
  Net income applicable to common stock...................... $ 144 $ 123 $ 115
                                                              ===== ===== =====
  Basic and diluted net income applicable to common stock per share
   (Note 21) ................................................ $2.82 $2.41 $2.25
                                                              ===== ===== =====
  Pro forma basic and diluted net income applicable to common stock (Note 22) (unaudited)............................... $1.70
                                                              =====


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                     -------------------------
                                                      1997     1996     1995
                                                     -------  -------  -------
                                                          (IN MILLIONS)
OPERATING ACTIVITIES
  Net income........................................ $   158  $   133  $   125
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Provision for losses............................     164      103      223
    Losses from equity investments..................      50      103       59
    Amortization and depreciation...................      23       14       11
    Provision for deferred tax asset (benefit)......     (19)      12      (50)
    Increase (decrease) in accounts payable and
     accrued liabilities............................      29       (1)      34
    Undistributed income of international joint
     ventures.......................................     (19)     (38)     (26)
    Increase (decrease) in interest payable.........      11      (11)      12
    Other...........................................       9      (36)      (4)
                                                     -------  -------  -------
      Net cash provided by operating activities.....     406      279      384
INVESTING ACTIVITIES
  Longer-term loans funded..........................  (5,311)  (3,372)  (3,202)
  Collections of principal..........................   2,904    2,521    2,248
  Loan sales, securitizations and syndications......   2,238      757      708
  Net increase in short-term loans and advances to
   factoring clients
    Due to consolidation of Factofrance.............  (1,018)     --       --
    Other...........................................    (526)    (427)    (510)
  Investment in operating leases....................    (119)     (33)     (14)
  Investment in equity interests and other
   investments......................................    (369)    (272)    (172)
  Sales of investments and equipment on lease.......     365      168      148
  Factofrance goodwill and noncompetition agreement.     (96)     --       --
  Other.............................................      26        3      (17)
                                                     -------  -------  -------
      Net cash used for investing activities........  (1,906)    (655)    (811)
FINANCING ACTIVITIES
  Senior note issues................................   2,599      976    1,674
  Retirement of notes and debentures................  (1,411)  (1,358)    (459)
  Increase (decrease) in commercial paper and other
   short-term borrowings
    Due to consolidation of Factofrance.............     966      --       --
    Other...........................................    (279)     522     (228)
  Proceeds from preferred stock issuance............     147      --       --
  Net decrease in advances to affiliates............      49        5        4
  Dividends paid on preferred and common stock......     (57)     (68)     (64)
  Other.............................................      11       (4)     --
                                                     -------  -------  -------
      Net cash provided by financing activities.....   2,025       73      927
Increase (decrease) in cash and cash equivalents....     525     (303)     500
Cash and cash equivalents at the beginning of the
 year...............................................     296      599       99
                                                     -------  -------  -------
Cash and cash equivalents at the end of the year.... $   821  $   296  $   599
                                                     =======  =======  =======

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                    NONCUM.
                                     PERP.  CLASS  CLASS
                                      SR.     A      B
                          PERPETUAL  PREF.  COMMON COMMON
                          SR. PREF.  STOCK  STOCK  STOCK   ADD'L
                            STOCK   SERIES  (NOTE  (NOTE  PAID IN RETAINED
                          SERIES A     B     20)    20)   CAPITAL EARNINGS TOTAL
                          --------- ------- ------ ------ ------- -------- ------
                                               (IN MILLIONS)
BALANCE AT DECEMBER 31,
 1994...................    $125      --      --    $13    $675     $517   $1,330
Net income..............     --       --      --    --      --       125      125
Preferred stock
 dividends (Notes 9 and
 10)....................     --       --      --    --      --       (10)     (10)
Common stock dividends
 (Note 10)..............     --       --      --    --      --       (54)     (54)
Changes in unrealized
 gains and losses on
 securities available
 for sale, net of tax
 (Note 4)...............     --       --      --    --      --       (10)     (10)
Change in deferred
 translation adjustment,
 net of tax.............     --       --      --    --      --         3        3
                            ----     ----    ----   ---    ----     ----   ------
BALANCE AT DECEMBER 31,
 1995...................    $125      --      --    $13    $675     $571   $1,384
Net income..............     --       --      --    --      --       133      133
Preferred stock
 dividends (Notes 9 and
 10)....................     --       --      --    --      --       (10)     (10)
Common stock dividends
 (Note 10)..............     --       --      --    --      --       (58)     (58)
Changes in unrealized
 gains and losses on
 securities available
 for sale, net of tax
 (Note 4)...............     --       --      --    --      --        18       18
Change in deferred
 translation adjustment,
 net of tax.............     --       --      --    --      --       --       --
                            ----     ----    ----   ---    ----     ----   ------
BALANCE AT DECEMBER 31,
 1996...................    $125      --      --    $13    $675     $654   $1,467
Net income..............     --       --      --    --      --       158      158
Issuance of
 Noncumulative Perpetual
 Senior Preferred Stock,
 Series B (Note 9)......     --       150     --    --       (3)     --       147
Preferred stock
 dividends (Notes 9 and
 10)....................     --       --      --    --      --       (14)     (14)
Common stock dividends
 (Note 10)..............     --       --      --    --      --       (69)     (69)
Changes in unrealized
 gains and losses on
 securities available
 for sale, net of tax
 (Note 4)...............     --       --      --    --      --        (5)      (5)
Change in deferred
 translation adjustment,
 net of tax.............     --       --      --    --      --        (6)      (6)
                            ----     ----    ----   ---    ----     ----   ------
BALANCE AT DECEMBER 31,
 1997...................    $125     $150    $--    $13    $672     $718   $1,678
                            ====     ====    ====   ===    ====     ====   ======

  The retained earnings balance included $8 of unrealized gains, $13 of unrealized gains and $5 of unrealized losses on securities available for sale at December 31, 1997, 1996 and 1995, respectively. Retained earnings also included deferred foreign currency translation adjustments, net of tax, of $(20), $(14) and $(14) at December 31, 1997, 1996 and 1995, respectively.

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of the Reporting Entity--

  Heller Financial, Inc. and its subsidiaries (the "Company") are engaged principally in furnishing commercial finance services to businesses in the United States and investing in and operating commercial finance companies throughout the world. The Company operates in the middle and emerging middle market segments of the commercial finance industry, which generally includes entities in the manufacturing and service sectors with annual sales in the range of $5 million to $250 million and in the real estate sector with property values generally in the range of $1 million to $40 million. The Company currently provides services in five product categories: 1) asset based finance, 2) corporate finance, 3) real estate finance, 4) international asset based finance and factoring and 5) project finance.

  During 1997, all of the common stock of the Company was owned by Heller International Corporation ("HIC"), which is a wholly-owned subsidiary of The Fuji Bank, Limited ("Fuji Bank"), of Tokyo, Japan. Fuji Bank directly owned 21% of the outstanding shares of Heller International Group, Inc. ("International Group"), a consolidated subsidiary, through which the Company holds its international operations. The remaining 79% of the outstanding shares of International Group were owned by the Company. See Note 20 for the potential purchase by the Company of Fuji Bank's 21% interest in International Group.

  Effective January 2, 1998, Fuji Bank formed Fuji America Holdings, Inc. ("FAHI"), to combine Fuji Bank's United States non-bank operations under one holding company. On that day, Fuji Bank transferred ownership of the Company from HIC to FAHI. As of January 2, 1998, all of the outstanding Common Stock of the Company is owned by FAHI.

 Basis of Presentation--

  The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliated companies owned 50% or less are accounted for by the equity method. Certain temporary interests are included in investments and carried at cost.

 Use of Estimates--

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents--

  Cash and cash equivalents consist of cash deposits maintained in banks and short-term debt securities with original maturities of less than 60 days.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

 Receivables--

  Receivables are presented net of unearned income which generally includes deferred loan origination and commitment fees, direct loan origination costs and other amounts attributed to the fair value of equity interests and other investments received in connection with certain financings. These amounts are amortized to interest income using the effective interest method over the life of the related loan or commitment period.

  The Company originates certain loans which may be syndicated or portions sold to participants to manage borrower, industry or product concentrations. These receivables are also presented net of unearned income. In the event the Company sells a portion of a loan that it had originated, any deferred fees or discounts relating to the portion of the loan sold are recognized in interest income. For loan sales that qualify as participations, income is recognized, subject to certain yield tests, when the participation is complete.

  Income recognition is reviewed on an account by account basis. Collateral is evaluated regularly, primarily by assessing the related current and future cash flow streams. Loans are classified as nonearning and all interest and unearned income amortization is suspended when there is significant doubt as to the ability of the debtor to meet current contractual terms. Numerous factors including loan covenant defaults, deteriorating loan-to-value relationships, delinquencies greater than 90 days, the sale of major income generating assets or other major operational or organizational changes may lead to income suspension. An account taken nonearning may be restored to earning status either when all delinquent principal and interest have been paid under the original contractual terms or the account has been restructured and has demonstrated both the capacity to service the amended terms of the debt and has adequate loan to value coverage.

 Allowance for Losses--

  The allowance for losses of receivables is established through direct charges to income. Losses are charged to the allowance when all or a portion of a receivable is deemed impaired and uncollectible as determined by account management procedures. These procedures include assessing how the borrower is affected by economic and market conditions, evaluating operating performance and reviewing loan-to-value relationships. Impaired receivables are measured based on the present value of expected future cash flows discounted at the receivable's effective interest rate, at the observable market price of the receivable or at the fair value of the collateral if the receivable is collateral dependent. When the recorded balance of an impaired receivable exceeds the relevant measure of value, impairment is recorded through an increase in the provision for losses.

  Management evaluates the allowance for losses on a quarterly basis. Nonearning assets and loans with certain loan grading characteristics are reviewed to determine if there is a potential risk of loss under varying scenarios of performance. The estimates of potential loss for these individual loans are aggregated and added to a general allowance requirement, which is based on the total of all other loans in the portfolio. This total allowance requirement is then compared to the existing allowance for losses and adjustments are made, if necessary.

 Securitized Receivables--

  Certain commercial mortgage and equipment loans have been securitized and sold to investors. In the securitization process, loans are originated and sold to trusts which, in turn, issue asset-backed securities to investors. Upon the sale of the loans in a securitization, a gain is recognized for the

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES
difference between the carrying value of the receivables and the fair value of the securities sold, in accordance with Statement of Financial Accounting Standards 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). If the Company does not retain any risk in the transaction and sells all of the securities to third party investors on a nonrecourse basis, the gain recorded equals the proceeds on the transaction less the carrying value of the securities sold. If the Company retains any of the securities, then the gain on sale is reduced by any reserve established for estimated future losses. Retained securities, if any, are recorded as debt securities available for sale. The gain recognized is recorded in fees and other income. In general, the Company does not establish servicing assets or liabilities because in securitization transactions to date the servicing fees earned are considered consistent with market rates and the Company's cost of servicing. Income from the acceleration of discounts and deferred fees attributed to the loans sold is recorded as interest income.

  The Company adopted SFAS 125 as amended by Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" on January 1, 1997, collectively referred to as SFAS
125. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. This Statement provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Securitizations of finance receivables are accounted for as sales when legal and effective control over the related receivables is surrendered. Servicing assets or liabilities are recognized when the servicing rights are retained by the seller. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

 Investments in Joint Ventures--

  Investments in unconsolidated joint ventures represent investments in companies with operations in 15 foreign countries. The Company accounts for its investments in joint ventures under the equity method of accounting. Under this method, the Company recognizes its share of the earnings or losses of the joint venture in the period in which they are earned by the joint venture. These amounts are recorded as income of international joint ventures in the consolidated statements of income. Dividends received from joint ventures reduce the carrying amount of the investment.

 Investments--

  Equity interests and investments--Investments in warrants, certain common and preferred stocks and certain equity investments, which are not subject to the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are carried at cost. The valuation of all of these investments is periodically reviewed and the investment balance is written down to reflect declines in value determined to be other than temporary. Gains or losses recognized upon sale or write-down of these investments are recorded as a component of fees and other income. Certain other equity investments in limited partnership funds are accounted for under the equity method of accounting in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". These investments in limited partnerships were previously carried at cost. The impact of this change in accounting method, net of tax, was $4 million in 1997. The Company changed its policy to be consistent with industry practice.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  Equipment on lease--Aircraft and equipment under operating lease are recorded at cost and depreciated over their estimated useful lives using the straight line method for financial reporting purposes and accelerated methods for tax purposes. Rental revenue is reported over the lease term as it becomes receivable according to the provisions of the lease.

  Available for sale, trading, and held to maturity securities--Investments designated as available for sale securities are carried at fair value using the specific identification method with unrealized gains or losses included in stockholders' equity, net of related taxes. Trading securities, if any, are carried at fair value with the related unrealized gains or losses included currently in fees and other income. Securities that are held to maturity are recorded at amortized cost. Available for sale and held to maturity securities may be written down to fair value to reflect declines in value determined to be other than temporary. The amount of the writedown is included in fees and other income.

  Real Estate Investments--The Company provides financing through certain real estate loan arrangements that are recorded as acquisition, development and construction investment transactions by the Company. Income is generally recognized only to the extent that cash received exceeds the investment carrying amount.

 Other Assets--

  Repossessed Assets--Assets which have been legally acquired in satisfaction of receivables are carried at fair value less selling costs and are included in other assets. After repossession, operating costs are expensed and cash receipts are applied to reduce the asset balance.

  Goodwill--The excess of the cost of an acquisition of an entity over the book value of the acquired entity's net assets is recorded as goodwill and amortized on a straight line basis over the expected beneficial period of the acquisition not to exceed 25 years.

 Income Taxes--

  The Company and its wholly-owned domestic subsidiaries are included in the consolidated United States federal income tax return of HIC. International Group files a separate United States federal income tax return. The Company reports income tax expense as if it were a separate taxpayer and records future tax benefits as soon as it is more likely than not that such benefits will be realized.

 Derivative Financial Instruments--

  Derivatives are used as an integral part of asset/liability management to reduce the overall level of financial risk arising from normal business operations. These derivatives, particularly interest rate swap agreements, are used to lower funding costs, diversify sources of funding or alter interest rate exposure arising from mismatches between assets and liabilities. The swap agreements are generally held to maturity and the differential paid or received under these agreements is recognized over the life of the related agreement. Gains or losses on terminated interest rate swaps that were hedges of underlying obligations are amortized to interest income or interest expense over the remaining life of the related underlying obligation. If the underlying asset or obligation is sold, the gain or loss related to closing the swap is recognized currently in income. The Company is not an interest rate swap dealer nor is it a trader in derivative securities, and it has not used speculative derivative products for the purpose of generating earnings from changes in market conditions. Unrealized gains and receivables and unrealized losses and payables on derivative financial instruments are immaterial and are reported as other payables in the consolidated balance sheet.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  The Company periodically enters into forward currency exchange contracts which are designated as hedges of its exposure to foreign currency fluctuations from the translation of its foreign currency denominated investments in certain European, Asian and Latin American joint ventures and subsidiaries. Through these contracts, the Company primarily sells the local currency and buys U.S. dollars. Gains or losses resulting from translation of foreign currency financial statements and the related effects of the hedges of net investments in joint ventures and subsidiaries outside the United States are accumulated in stockholders' equity, net of related taxes, until the international investment is sold or substantially liquidated. Gains or losses on terminated foreign currency exchange contracts which were hedges of net investments in a foreign subsidiary or joint venture continue to be deferred and are recognized when the international investment is sold or is substantially liquidated. Unrealized gains and receivables and unrealized losses and payables on derivative financial instruments are immaterial and are reported as other payables in the consolidated balance sheet.

  The Company also periodically enters into forward contracts or purchases options. These financial instruments serve as hedges of its foreign investment in international subsidiaries and joint ventures or effectively hedge the translation of the related foreign currency income. The contracts which serve as hedges of investments in international subsidiaries and joint ventures are carried at fair value with gains or losses deferred and included in the stockholders' equity section of the consolidated balance sheets. The change in fair value of contracts which serve to effectively hedge the translation of foreign currency income is included in the determination of net income.

 Reclassifications--

  Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. ACQUISITION OF FACTOFRANCE

  On April 2, 1997, International Group purchased the interest of its joint venture partner in Factofrance Heller, S.A. ("Factofrance") for $174 million. As a result, International Group increased its ownership interest in Factofrance from 48.8% to 97.6%. International Group has held an interest in Factofrance for over 30 years, using the equity method of accounting for its previous ownership position. Factofrance, founded in 1965, is the leading factoring company in the French marketplace. Factofrance is headquartered in Paris and has seven regional sales offices covering local markets.

  The Factofrance acquisition was accounted for using the purchase method of accounting in accordance with Accounting Principles Board Opinion (APB) No. 16, "Business Combinations." Under this method of accounting, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of purchase. Goodwill related to the acquisition was $78 million and is being amortized over 25 years. The acquisition price included $18 million for a noncompetition agreement which is being amortized over the five year life of the agreement.

  The following table presents unaudited pro forma combined income statements of the Company and Factofrance and its subsidiaries for the years ended December 31, 1997 and 1996. The pro forma combined income statements are presented as if the acquisition had been effective January 1, 1996. The combined historical results of operations of the Company and Factofrance for 1997 and 1996 have been adjusted to reflect the amortization of goodwill, the amortization of the noncompetition agreement and the costs of financing for the transaction.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  This information is intended for informational purposes only and is not necessarily indicative of the future results of operations of the Company or of the results of operations of the Company that would have occurred had the acquisition been effective in the periods presented.

                                                                      FOR THE
                                                                    YEAR ENDED
                                                                     DECEMBER
                                                                        31,
                                                                    -----------
                                                                    1997  1996
                                                                    ----- -----
                                                                        (IN
                                                                     MILLIONS)
                                                                    (UNAUDITED)
      Interest income.............................................. $ 940 $ 889
      Interest expense.............................................   526   497
                                                                    ----- -----
        Net interest income........................................   414   392
      Fees and other income........................................   215   108
      Factoring commissions........................................   118   128
      Income of international joint ventures.......................    33    28
                                                                    ----- -----
        Operating revenues.........................................   780   656
      Operating expenses...........................................   377   338
      Provision for losses.........................................   167   114
                                                                    ----- -----
        Income before income taxes and minority interest...........   236   204
      Income tax provision.........................................    67    55
      Minority interest............................................    10    12
                                                                    ----- -----
        Net income................................................. $ 159 $ 137
                                                                    ===== =====

3. LENDING ASSETS

  Lending assets include receivables and repossessed assets.

  Total receivables at December 31, 1997 consist of $8.6 billion of domestic receivables and $2.1 billion of foreign receivables. Of the foreign receivables, $2.0 billion represent factored accounts receivable of which $1.8 billion relate to Factofrance and $0.2 billion are from the other foreign consolidated subsidiaries. Total receivables at December 31, 1996 consist of $8.2 billion of domestic receivables and $301 million of foreign receivables.

 Diversification of Credit Risk--

  Concentrations of lending assets of 5% or more at December 31, 1997 and 1996, based on the standard industrial classification of the borrower, are as follows:

                                                          DECEMBER 31,
                                                  -----------------------------
                                                       1997           1996
                                                  -------------- --------------
                                                  AMOUNT PERCENT AMOUNT PERCENT
                                                  ------ ------- ------ -------
                                                          (IN MILLIONS)
      General industrial machines................  $637      6%   $500      6%
      Food, grocery and other miscellaneous
       retail....................................   603      6     669      8
      Business services..........................   556      5     435      5
      Department and general merchandise retail
       stores....................................   511      5     987     12

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  The general industrial machines classification is distributed among machinery used for many different industrial applications. The majority of lending assets in the food, grocery and miscellaneous retail category are revolving and term facilities with borrowers primarily in the business of manufacturing and retailing of food products. Business services is primarily comprised of computer and data processing services, credit reporting and collection, and miscellaneous business services. The department and general merchandise retail stores category is primarily comprised of factored accounts receivable which represent short-term trade receivables from numerous customers.

 Contractual Maturity of Loan Receivables--

  The contractual maturities of the Company's receivables at December 31, 1997, which are presented in the table below, should not be regarded as a forecast of cash flows (in millions):

                                                                  AFTER
                                    1998   1999   2000  2001 2002  2002   TOTAL
                                   ------ ------ ------ ---- ---- ------ -------
   Commercial loans............... $  677 $  650 $  571 $494 $621 $1,258 $ 4,271
   Real estate loans..............    375    179    158  205  100  1,221   2,238
   Factored accounts receivable...  2,223    --     --   --   --     --    2,223
   Equipment loans and leases.....    504    398    321  266  171    330   1,990
                                   ------ ------ ------ ---- ---- ------ -------
     Total........................ $3,779 $1,227 $1,050 $965 $892 $2,809 $10,722
                                   ====== ====== ====== ==== ==== ====== =======

  Commercial loans consist principally of asset based and corporate finance receivables. Asset based receivables are collateralized by receivables, inventory, or property, plant and equipment owned by the borrowers. Real estate loans are principally collateralized by first mortgages on commercial and residential real estate. Corporate finance receivables are predominantly collateralized by senior liens on the borrower's assets. Factored accounts receivable are purchased from clients and the Company provides credit and collection services in return for a commission. Equipment loans and leases are secured by the underlying equipment and the Company may have at least partial recourse to the equipment vendor. Of the loans maturing after 1998, $2.7 billion have fixed interest rates and $4.2 billion have floating interest rates.

 Impaired Receivables, Repossessed Assets, and Troubled Debt Restructurings--

  The Company does not recognize interest and fee income on impaired receivables classified as nonearning and on repossessed assets, which are set forth in the following table:

                                                                     DECEMBER
                                                                        31,
                                                                     ----------
                                                                     1997  1996
                                                                     ----  ----
                                                                        (IN
                                                                     MILLIONS)
      Impaired receivables.......................................... $141  $264
      Repossessed assets............................................   14    14
                                                                     ----  ----
        Total nonearning assets..................................... $155  $278
                                                                     ====  ====
      Ratio of total nonearning assets to total lending assets......  1.4%  3.3%
      Ratio of allowance for losses to nonearning assets............  168    81

  Nonearning assets include $19 million and $25 million in 1997 and 1996, respectively, for consolidated international subsidiaries.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  The average investment in impaired receivables was $236 million and $283 million for the years ended December 31, 1997 and 1996 respectively.

  The Company had $13 million and $14 million of loans that are considered troubled debt restructurings at December 31, 1997 and December 31, 1996, respectively. The following table indicates the effect on income if interest on nonearning impaired receivables and troubled debt restructurings outstanding at year-end had been recognized at original contractual rates during the year:

                                   FOR THE YEAR ENDED      FOR THE YEAR ENDED
                                      DECEMBER 31,            DECEMBER 31,
                                  ----------------------  ----------------------
                                   1997    1996    1995    1997    1996    1995
                                  ------  ------  ------  ------  ------  ------
                                        DOMESTIC                FOREIGN
                                  ----------------------  ----------------------
                                                (IN MILLIONS)
      Interest income which
       would have been recorded.  $   16  $   40  $   40  $   12  $    6  $    3
      Interest income recorded..       3      13      20       1       1       1
                                  ------  ------  ------  ------  ------  ------
      Effect on interest income.  $   13  $   27  $   20  $   11  $    5  $    2
                                  ======  ======  ======  ======  ======  ======

 Loan Modifications--

  The Company had $13 million of receivables at December 31, 1997 that were restructured at a market rate of interest and written down from the original loan balance. The recorded investment of these receivables is expected to be fully recoverable. Interest income of approximately $1 million has been recorded on these receivables under modified terms, along with approximately $1 million of cash interest collections during 1997. At December 31, 1997, the Company was not committed to lend significant additional funds under the restructured agreements.

 Allowance for Losses--

  The changes in the allowance for losses of receivables and repossessed assets were as follows:

                                                                FOR THE YEAR
                                                               ENDED DECEMBER
                                                                    31,
                                                               ----------------
                                                               1997  1996  1995
                                                               ----  ----  ----
                                                               (IN MILLIONS)
      Balance at the beginning of the year.................... $225  $231  $237
        Provision for losses..................................  164   103   223
        Writedowns............................................ (169) (163) (259)
        Recoveries............................................   23    55    28
        Factofrance consolidation.............................   18   --    --
        Transfers and other...................................  --     (1)    2
                                                               ----  ----  ----
      Balance at the end of the year.......................... $261  $225  $231
                                                               ====  ====  ====

  A valuation allowance for repossessed assets of $2 million at December 31, 1995 is included in other assets on the balance sheet. Writedowns occurring at the time of repossession are considered writedowns of receivables.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  Impaired receivables with identified reserve requirements were $62 million and $176 million at December 31, 1997 and 1996, respectively.

                                                                    DECEMBER
                                                                       31,
                                                                    ----------
                                                                    1997  1996
                                                                    ----  ----
                                                                       (IN
                                                                    MILLIONS)
      Identified reserve requirements for impaired receivables..... $ 27  $ 57
      Additional allowance for losses of receivables...............  234   168
                                                                    ----  ----
        Total allowance for losses of receivables.................. $261  $225
                                                                    ====  ====
      Ratio of total allowance for losses of receivables to
       nonearning impaired receivables.............................  185%   85%
                                                                    ====  ====

  The Company maintains an allowance for losses of receivables based upon management's estimate of future possible losses in the portfolio of receivables. Management's estimate is based upon current and forecasted economic conditions, previous loss history and knowledge of clients' financial positions and values of underlying collateral. Changes in these estimates could result in an increase or decrease in the reserve maintained.

4. INVESTMENTS AND OTHER ASSETS

 Investments in International Joint Ventures--

  The following table sets forth a summary of the financial results of the international joint ventures on a combined basis:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1997    1996
                                                                 ------- -------
                                                                  (IN MILLIONS)
      Total receivables......................................... $ 3,356 $ 5,161
      Factoring volume..........................................  18,154  29,501
      Net income................................................      55      90

  The following table shows the investment in international joint ventures by geographic region:

                                                                       DECEMBER
                                                                          31,
                                                                       ---------
                                                                       1997 1996
                                                                       ---- ----
                                                                          (IN
                                                                       MILLIONS)
      Europe.......................................................... $160 $238
      Latin America...................................................   22   20
      Asia-Pacific....................................................   16   14
                                                                       ---- ----
        Total......................................................... $198 $272
                                                                       ==== ====

  The decrease in total receivables, factoring volume, net income and investment in European joint ventures is due to the consolidation of Factofrance.

  The Company owns interests of from 40% to 50% of these joint ventures. The Company's largest investment in international joint ventures is NMB-Heller Holding N.V., which accounts for 54% of the total investments in international joint ventures. NMB-Heller Holding N.V. operates finance companies primarily located in the Netherlands, Germany and the United Kingdom. NMB-Heller Holding N.V. had total assets of $2.3 billion and $1.8 billion, total liabilities of $2.1 billion and $1.6 billion and

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES
total stockholders' equity of $0.2 billion at December 31, 1997 and 1996. NMB-Heller Holding N.V. had revenues of $151 million and $157 million, operating expenses of $42 million and $43 million and net income of $35 million and $36 million, for the years ended December 31, 1997 and 1996, respectively.

 Other Investments--

  The following table sets forth a summary of the major components of investments (in millions):

                                                                      DECEMBER
                                                                         31,
                                                                      ---------
                                                                      1997 1996
                                                                      ---- ----
      Investments:
        Real estate investments...................................... $268 $205
        Equity interests and investments.............................  205  171
        Available for sale equity securities.........................   15   43
                                                                      ---- ----
          Equity and real estate investments......................... $488 $419
                                                                      ==== ====
        Available for sale debt securities........................... $311 $223
        Trading securities...........................................  --    28
                                                                      ---- ----
          Debt securities............................................ $311 $251
                                                                      ==== ====
        Equipment on lease........................................... $195 $135
                                                                      ==== ====

  Real estate investments are acquisition, development and construction investment transactions. At December 31, 1997, the Company held investments in 176 projects with balances ranging up to $10 million.

  Equity interests and investments principally include common and preferred stock and investments in limited partnerships and warrants.

  The available for sale equity securities are principally comprised of shares of common stock. Net unrealized holding gains on these securities were $7 million at December 31, 1997, net unrealized holding gains were $28 million at December 31, 1996 and net unrealized holding losses were $2 million at December 31, 1995. These amounts are recorded in stockholders' equity on a net of tax basis.

  The available for sale debt securities consist of purchased investments in debt securities which mature on various dates through 2015 as well as $79 million of subordinated securities retained in connection with the 1994 and 1995 securitizations of certain receivables on mobile home parks, self storage facilities and limited service hotels. The subordinated securities mature on various dates through 2005 based on the related stated maturity dates of the underlying receivables. The Company has established a reserve of $2 million for possible losses related to the subordinated securities, which is included in other payables and accruals on the consolidated balance sheet. No losses have been realized on these securities to date. Net unrealized holding gains on total available for sale debt securities were $6 million at December 31, 1997 and net unrealized holding losses were $7 million at December 31, 1996 and 1995. These amounts are recorded in stockholder's equity on a net of tax basis. Cash and cash equivalents includes $3 million of short-term debt securities at December 31, 1997, which are available for sale.

  The Company had realized gains from sales of total investment securities of $119 million, $106 million and $133 million during the year ended December 31, 1997, 1996 and 1995, respectively, and

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES
had realized losses and writedowns totaling $50 million, $103 million and $59 million for 1997, 1996 and 1995, respectively. Proceeds from the sale of equity investments may be subject to normal post-closing adjustments, the impact of which is estimated at the time of closing.

  Included in cash and cash equivalents at December 31, 1997 and 1996, respectively, are $664 million and $198 million of short-term debt securities that are held to maturity.

  In 1996, the Company held certain dollar denominated investments in debt and equity securities in Brazil which were classified as trading securities. Net gains of $3 million, $3 million and $4 million related to these investments were recorded in income for the years ended December 31, 1997, 1996 and 1995, respectively. These investments were liquidated during 1997.

  Equipment on lease is comprised of aircraft and related equipment. Noncancellable future minimum rental receipts under the leases are $24 million, $21 million, $21 million, $16 million and $9 million for 1998 through 2002. All equipment was under lease as of December 31, 1997.

 Other Assets--

  The following table sets forth a summary of the major components of other assets:

                                                                      DECEMBER
                                                                         31,
                                                                      ---------
                                                                      1997 1996
                                                                      ---- ----
                                                                         (IN
                                                                      MILLIONS)
      Other Assets:
        Repossessed assets........................................... $ 14 $ 14
        Deferred income tax benefits, net of allowance of $8 and $16 in 1997 and 1996, respectively..............................  163  127
        Goodwill.....................................................   82   13
        Non-Compete Agreement........................................   15  --
        Prepaid expenses and other assets............................   76   56
        Net advances to affiliates...................................  --    20
        Furniture, fixtures and equipment............................   37   19
                                                                      ---- ----
          Total other assets......................................... $387 $249
                                                                      ==== ====

  Noncash investing activities which occurred during the period ended December 31, 1997 include $17 million of receivables which were classified as repossessed assets. During 1996, $15 million of receivables were classified as repossessed assets. See Note 14 for additional information on deferred income tax benefits.

5. SENIOR DEBT

  Commercial paper and short-term borrowings--The Company uses commercial paper to finance its domestic operations and short-term borrowings are used by the consolidated international subsidiaries to finance international operations. Total commercial paper borrowings represent 27% of total debt at December 31, 1997. Combined commercial paper and short-term borrowings represent 36% of total debt at December 31, 1997.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  The following table is a summary of the Company's commercial paper and short-term borrowings as of December 31, 1997 and 1996:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1997   1996
                                                                   ------ ------
                                                                   (IN MILLIONS)
      Domestic commercial paper................................... $2,279 $2,576
      Factofrance commercial paper................................    281    --
      Factofrance short-term borrowings...........................    685    --
      Other consolidated subsidiaries short-term borrowings.......    187    169
                                                                   ------ ------
        Commercial paper and short-term borrowings................ $3,432 $2,745
                                                                   ====== ======

  The table below sets forth information concerning the Company's domestic commercial paper borrowings. The average interest rates and average borrowings are computed based on the average daily balances during the year. The Company issues commercial paper with maturities ranging up to 270 days.

                                                            1997   1996   1995
                                                           ------ ------ ------
                                                              (IN MILLIONS)
      Commercial Paper--domestic:
        Average interest rate--
          During the year.................................  5.67%  5.50%  5.96%
          During the year, including the effect of
           commitment fees................................   5.78   5.65   6.10
          At year-end, including the effect of commitment
           fees...........................................   5.99   5.63   5.96
        Average borrowings................................ $2,917 $2,367 $2,483
        Maximum month-end borrowings......................  3,264  2,613  2,860
        End of period borrowings..........................  2,279  2,576  2,067

  Factofrance commercial paper issued as of December 31, 1997 had an average interest rate of 3.46% and its short-term borrowings at December 31, 1997 had an average interest rate of 3.72%. Factofrance uses primarily short-term debt and commercial paper to fund its assets which are short-term in nature.

  Available credit and asset sale facilities--At December 31, 1997, the Company had total committed credit and asset sale facilities of $4.0 billion, and available credit and asset sale facilities of $3.5 billion. This includes $267 million of additional alternative liquidity which is available by discounting eligible French receivables with the French Central Bank since Factofrance is a registered financial institution in France. In addition, the Company has $36 million available credit under two foreign currency revolving credit agreements.

  The Company has a bank credit facility which provides $3.0 billion of liquidity support. This bank credit facility is comprised of two equal facilities, a 364-day facility which has been renewed and will expire on April 6, 1999 and a 5-year facility expiring April 8, 2002. The one-year credit facility includes a term loan option which expires one year after the option exercise date. The terms of the revised bank credit facilities require the Company to maintain stockholders' equity of $900 million until March 31, 1998 and $1 billion thereafter. Under the terms of the debt covenants of the agreement, the Company could have borrowed an additional $6.1 billion of debt at December 31, 1997.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  The Company has a factored accounts receivable sale facility which allows the Company to sell an undivided interest of up to $550 million in a designated pool of its factored accounts receivable to five bank-sponsored conduits. The Company had sold approximately $500 million of receivables under this facility as of December 31, 1997. The underlying liquidity support for the conduits is provided by unaffiliated entities. One of the conduits has an operating agreement with Fuji Bank.

  During December 1997, the Company established a $400 million secured committed warehouse line, available to finance fixed rate commercial mortgage loans which expires in June 1998. The Company drew down $200 million under this facility which is included as part of the Company's domestic commercial paper borrowings above. This amount was repaid during January, 1998.

  Notes and debentures--The scheduled maturities of debt outstanding at December 31, 1997, other than commercial paper and short-term borrowings and excluding the unamortized premium of $2 million, are as follows:

                                       SCHEDULED MATURITIES AT DECEMBER 31,
                                   ---------------------------------------------
                                                                    AFTER
                                    1998   1999   2000  2001  2002  2002  TOTAL
                                   ------ ------ ------ ----- ----- ----- ------
                                                   (IN MILLIONS)
   Various fixed rate notes and
    debentures...................  $1,050 $1,052 $  920 $ 213 $ 516 $ 200 $3,951
     Fixed weighted average rate.   8.17%  7.28%  5.22% 6.54% 6.62% 6.98%  6.90%
   Various floating rate notes
    and debentures...............  $  952 $  860 $  152 $  25 $  45 $  17 $2,051
     Floating weighted average
      rate.......................   4.84%  5.98%  6.08% 6.11% 6.11% 3.86%  5.44%
   Total notes and debentures....  $2,002 $1,912 $1,072 $ 238 $ 561 $ 217 $6,002

  Notes redeemable solely at the option of the Company prior to the final maturity date are reflected in the table above as maturing on their contractual maturity date. During the year, the Company issued $200 million of fixed rate notes due August 15, 2009, which are callable or putable on August 15, 1999. These notes are reflected in the table above as maturing after 2002.

  The Company's various fixed and floating rate notes and debentures are denominated in U.S. dollars, Japanese yen and French francs. In order to fix the exchange rate of Japanese yen to U.S. dollars on the yen denominated debt, the Company has entered into cross currency interest rate swap agreements. In order to convert certain of the Company's fixed rate debt to floating rate debt and vice-versa, the Company has entered into interest rate swap agreements. The following table provides the year-end weighted average interest rate of the U.S. dollar and Japanese yen denominated debt before and after the effect of the swap agreements. The Company has $31 million of French franc denominated fixed rate debt and $17 million of French franc denominated variable rate debt which support French franc denominated assets.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

                                            WEIGHTED AVERAGE INTEREST RATE
                            ---------------------------------------------------------------
                                        BEFORE AFTER              BEFORE AFTER
                                        EFFECT EFFECT  VARIABLE   EFFECT EFFECT
                            FIXED DEBT    OF     OF      DEBT       OF     OF   TOTAL DEBT
                            OUTSTANDING  SWAP   SWAP  OUTSTANDING  SWAP   SWAP  OUTSTANDING
                            ----------- ------ ------ ----------- ------ ------ -----------
                                                     (IN MILLIONS)
   1997:
   United States dollar....   $3,614     7.22%  6.72%   $1,834     5.94%  5.95%   $5,448
   Japanese yen............      306     3.26   6.10       200     1.07   6.59       506
                              ------                    ------                    ------
     Total.................   $3,920     6.91%  6.67%   $2,034     5.46%  6.01%   $5,954
                              ======                    ======                    ======
   1996:
   United States dollar....   $2,453     7.68%  6.76%   $1,531     5.70%  5.71%   $3,984
   Japanese yen............      452     3.43   5.87       328     0.87   6.12       780
                              ------                    ------                    ------
     Total.................   $2,905     7.02%  6.62%   $1,859     4.85%  5.78%   $4,764
                              ======                    ======                    ======

  The contractual interest rates for the U.S. dollar denominated fixed rate debt range between 5.63% and 9.63% at December 31, 1997 and 1996. The contractual rates on the U.S. dollar denominated floating rate debt are based primarily on indices such as the Constant Maturity Treasury Index less a range of .12% to .40%, the Federal Funds rate plus .40%, the three-month Treasury Bill rate plus .46%, the one-month London Inter-Bank Offered Rate ("LIBOR") plus .07% to .14%, three-month LIBOR plus .02% to .75%, six-month LIBOR plus
 .25% or the Prime rate less 2.59% to 2.80%.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

  The Company is a party to several types of agreements involving financial instruments with off-balance sheet risk. These instruments are used to meet the financing needs of borrowers and to manage the Company's own exposure to interest rate and currency exchange rate fluctuations. These instruments principally include interest rate swap agreements, forward currency exchange contracts, purchased options, loan commitments, letters of credit and guarantees.

  Derivative financial instruments used for risk management purposes--The Company utilizes derivatives as an integral part of its asset/liability management program to reduce its overall level of financial risk. These derivatives, particularly interest rate swap agreements, are used to lower funding costs, diversify sources of funding or alter interest rate exposure arising from mismatches between assets and liabilities. The Company's derivative instruments are entirely related to accomplishing these risk management objectives, which arise from normal business operations. The Company is not an interest rate swap dealer nor is it a trader in derivative securities, and it has not used speculative derivative products for the purpose of generating earnings from changes in market conditions.

  Before entering into a derivative agreement, management determines that an inverse correlation exists between the value of the hedged item and the value of the derivative. At the inception of each agreement, management designates the derivative to specific assets, pools of assets or liabilities. The risk that a derivative will become an ineffective hedge is generally limited to the possibility that an asset or liability being hedged will prepay before the related derivative expires. Accordingly, after inception of a hedge, asset/liability managers monitor its effectiveness through an ongoing review of the amounts and maturities of assets, liabilities and swap positions. This information is reported to the Company's Financial Risk Management Committee ("FRMC") whose members include the Company's Chairman, Chief Financial Officer and Treasurer. The FRMC determines the direction the Company will take with respect to its asset/liability position. The asset/liability position of the Company and the related activities of the FRMC are reported regularly to the Executive Committee of the Board of Directors and to the Board of Directors.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  The following table summarizes the notional amounts of the Company's interest rate swap agreements, foreign exchange contracts, purchased options and interest rate cap agreements as of December 31, 1997 and 1996. The credit risk associated with these instruments is limited to amounts earned but not collected and to any additional amounts which may be incurred to replace the instrument under then current market conditions. These amounts will increase or decrease during the life of the instruments as interest rates and foreign exchange rates fluctuate, and are substantially less than the notional amounts of these agreements. The Company manages this risk by establishing minimum credit ratings for each counterparty and by limiting the exposure to individual counterparties as measured by the total notional amount and the current replacement cost of existing agreements. The Company has not experienced nonperformance by any counterparty related to its derivative financial instruments.

                                                                   CONTRACT OR
                                                                    NOTIONAL
                                                                     AMOUNT
                                                                  -------------
                                                                   1997   1996
                                                                  ------ ------
                                                                  (IN MILLIONS)
      Interest rate swap agreements.............................. $4,553 $2,634
      Cross currency interest rate swap agreements...............    612    780
      Basis swap agreements......................................  1,470  1,255
      Spot and forward currency exchange contracts...............    623    262
      Purchased options..........................................     74     42
      Interest rate cap agreements...............................    --       2

  Interest rate swaps are primarily used to convert fixed rate financings to variable rate debt. Less frequently, when the issuance of debt denominated in a foreign currency is deemed more cost effective, cross currency interest rate swaps are employed to convert foreign currency denominated debt to U.S. dollar denominated debt and U.S. based indices. The Company also uses swap agreements to alter the characteristics of specific asset pools to more closely match the interest terms of the underlying financing. These agreements enhance the correlation of the interest rate and currency characteristics of the Company's assets and liabilities and thereby mitigate its exposure to interest rate volatility. Basis swap agreements involve the exchange of two different floating rate interest payment obligations and are used to manage the risk between different floating rate indices. The Company has entered into $160 million of interest rate swaps effective during 1998 which have the effect of converting fixed rate obligations to a variable rate. The amount of these interest rate swaps is not included in the table above.

  Forwards are contracts for the delivery of an item in which the buyer agrees to take delivery of an instrument or currency at a specified price and future date. To minimize the effect of exchange rate movements in the currencies of foreign countries, in which certain of its subsidiaries and investments are located, the Company will periodically enter into forward currency exchange contracts or purchase options. These financial instruments serve as hedges of its foreign investment in international subsidiaries and joint ventures or effectively hedge the translation of the related foreign currency income. The Company also periodically enters into forward contracts to hedge receivables denominated in foreign currencies or may purchase foreign currencies in the spot market to settle a foreign currency denominated liability.

  Commitments, letters of credit and guarantees--The Company generally enters into various commitments, letters of credit and guarantees in response to the financing needs of its customers. As many of the agreements are expected to expire unused, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing these instruments is

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES
essentially the same as that involved in extending loans to borrowers and the credit quality and collateral policies for controlling this risk are similar to those involved in the Company's normal lending transactions. The contractual amount of the Company's commitments, letters of credit and guarantees are shown below:

                                                                    CONTRACT
                                                                     AMOUNT
                                                                  -------------
                                                                   1997   1996
                                                                  ------ ------
                                                                  (IN MILLIONS)
      Loan commitments........................................... $2,154 $1,959
      Letters of credit and financial guarantees.................    754    561
      Factoring credit guarantees................................    285    286
      Investment commitments.....................................    130    106

  Commitments to fund new and existing borrowers generally have fixed expiration dates and termination clauses and typically require payment of a fee. Letters of credit and financial guarantees are conditional commitments issued by the Company to guarantee the performance of a borrower or an affiliate to a third party. At December 31, 1997, the contractual amount of guarantees includes $7 million related to affiliates. For factoring credit guarantees, the Company receives a fee for guaranteeing the collectibility of certain factoring clients' accounts receivable. Under this arrangement, clients generally retain the responsibility for collection and bookkeeping. Losses related to these services historically have not been significant.

7. LEGAL PROCEEDINGS

  The Company is party to a number of legal proceedings as plaintiff and defendant, all arising in the ordinary course of its business. Although the ultimate amount for which the Company may be held liable, if any, is not ascertainable, the Company believes that the amounts, if any, which may ultimately be funded or paid with respect to these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

8. RENTAL COMMITMENTS

  The Company and its consolidated subsidiaries have minimum rental commitments under noncancellable operating leases at December 31, 1997, as follows (in millions):

             1998................................. $17
             1999.................................  15
             2000.................................  14
             2001.................................  13
             2002.................................  12
             Thereafter...........................  20
                                                   ---
                                                   $91
                                                   ===

  The total rent expense, net of rental income from subleases, was $30 million, $23 million and $18 million for the years ended December 31, 1997, 1996 and 1995, respectively.

9. PREFERRED STOCK

  Cumulative Perpetual Senior Preferred Stock ($.01 Par Value; stated value, $25; 8.125%; 5,000,000 shares authorized and outstanding)--The Company's Cumulative Perpetual Senior

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

Preferred Stock, Series A ("Series A Preferred Stock") is not redeemable prior to September 22, 2000. On or after that date, the Perpetual Preferred Stock will be redeemable at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends. The Series A Preferred Stock has an annual dividend rate of 8.125%. Dividends are cumulative and payable quarterly. The Series A Preferred Stock ranks senior with respect to payment of dividends and liquidation to other preferred stock of the Company that is not designated as Cumulative Senior Perpetual Preferred Stock.

  Noncumulative Perpetual Senior Preferred Stock ($.01 Par Value; stated value, $100; 6.687%; 1,500,000 shares authorized and outstanding)--In June, 1997, the Company issued 1,500,000 shares of 6.687% Noncumulative Perpetual Senior Preferred Stock, Series B ("Series B Preferred Stock"), at $100 per share and received proceeds of $150 million less underwriting costs of two percent. The shares were initially sold to Lehman Brothers, Inc., Chase Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, each of whom agreed to offer or sell such shares only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933 and to a limited number of institutional accredited investors pursuant to Regulation D under the Securities Act. Effective January 1998, the Company exchanged 6.687% Fixed Rate Noncumulative Perpetual Senior Preferred Stock, Series C ("Series C Preferred Stock") for all formerly outstanding Series B Preferred Stock. Series C Preferred Stock remains outstanding and is registered with the Securities and Exchange Commission. The Series C Preferred Stock is not redeemable prior to August 15, 2007. On or after such date, the Series C Preferred Stock will be redeemable at the option of the Company, in whole or in part, at a redemption price of $100 per share, plus any accrued and unpaid dividends.

  Conversion of Convertible Preferred Stock--In May 1997, HIC converted all of its shares of Cumulative Convertible Preferred Stock, Series D ("Series D Preferred Stock"), no par value, 1/2% under prime, into common stock of the Company. No shares of the Series D Preferred Stock remain outstanding. The conversion was accounted for as a stock dividend and therefore has been retroactively reflected in the consolidated financial statements. Also all dividends paid on the Series D Preferred Stock have been retroactively reclassified to common dividends.

  Redeemable Preferred Stock--The Company has authorized the issuance of 100,000 shares of a series of preferred stock designated NW Preferred Stock, Class B (No Par Value) ("NW Preferred Stock"), pursuant to the Keep Well Agreement between the Company and Fuji Bank, dated as of April 23, 1983 and as subsequently amended ("Keep Well Agreement"), wherein, among other things, Fuji Bank has agreed to purchase NW Preferred Stock in an amount required to maintain the Company's stockholders' equity at $500 million. The Company's stockholders' equity was $1,678 million at December 31, 1997. If and when issued, dividends will be paid quarterly on NW Preferred Stock at a rate per annum equal to 1% over the three-month LIBOR. Subject to certain conditions, NW Preferred Stock will be redeemable at the option of the holder within a specified period of time after the end of a calendar quarter in an aggregate amount not greater than the excess of the stockholders' equity of the Company as of the end of such calendar quarter over $500 million and at a redemption price equal to the price paid for such stock plus accumulated dividends. No purchases of NW Preferred Stock have been made by Fuji Bank under the Keep Well Agreement.

10. DIVIDEND RESTRICTIONS AND PAYMENTS

  Dividends may legally be paid only out of the Company's surplus, as determined under the provisions of the Delaware General Corporation Law, or net profits for either the current or preceding fiscal year, or both. In addition, the Company is prohibited from paying dividends on Common Stock

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES
unless all current and full cumulative dividends on the Series A Preferred Stock and the current dividends on the Series C Preferred Stock have been paid. In addition, the Company is prohibited from paying dividends on any other preferred stock that ranks, with respect to the payment of dividends, equal or junior to the Series A Preferred Stock or the Series C Preferred Stock, unless all current and full cumulative dividends on the Series A Preferred Stock and Series C Preferred Stock have been paid.

  The Company declared and paid dividends on the Series A Preferred Stock of $10 million in 1997 and 1996 and declared and paid dividends of $4 million on the Series B Preferred Stock during 1997. Common Stock dividends paid in 1997 consisted of $43 million paid in cash and $26 million paid in the form of International Group Preferred Stock. The Company paid cash dividends of $58 million in 1996.

11. FEES AND OTHER INCOME

  The following table summarizes the Company's fees and other income for the years ended December 31, 1997, 1996 and 1995:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                 --------------
                                                                 1997 1996 1995
                                                                 ---- ---- ----
                                                                 (IN MILLIONS)
      Fee income and other...................................... $ 84 $52  $ 49
      Net investment gains......................................   69   3    74
      Participation income......................................   27  24    24
      Gains on securitization of receivables....................   26 --      1
                                                                 ---- ---  ----
        Total................................................... $206 $79  $148
                                                                 ==== ===  ====

  Fee income and other includes servicing income, late fees, prepayment fees, other miscellaneous fees and equipment residual gains.

12. OPERATING EXPENSES

  The following table sets forth a summary of the major components of operating expenses:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                 --------------
                                                                 1997 1996 1995
                                                                 ---- ---- ----
                                                                 (IN MILLIONS)
      Salaries and other compensation........................... $214 $154 $135
      Space costs...............................................   30   23   18
      Legal and consulting costs................................   26   12    9
      Equipment costs...........................................   17   12   13
      Travel and entertainment..................................   15   12   10
      Business acquisition costs................................   15    9    6
      Goodwill and noncompete agreement amortization............    6    1    1
      Other.....................................................   34   24   24
                                                                 ---- ---- ----
        Total................................................... $357 $247 $216
                                                                 ==== ==== ====

  Of the increase in operating expenses in 1997, $59 million related to the consolidation of Factofrance in April, 1997.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

13. BENEFIT PLANS AND OTHER POST RETIREMENT BENEFITS

  The Company has various incentive compensation plans and a savings and profit-sharing plan which provide for annual contributions to eligible employees based on the Company's achievement of certain financial objectives and employee achievement of certain objectives.

  The Company has a noncontributory defined benefit pension plan covering substantially all of its domestic employees and a supplemental retirement plan in which certain employees participate. The Company's policy is to fund, at a minimum, pension contributions as required by the Employee Retirement Income Security Act of 1974. Benefits under the defined benefit and supplemental retirement plans are based on an employee's years of service and average earnings for the five highest consecutive years of compensation occurring during the last ten years before retirement. The assets of the defined benefit plan are held in a collective investment fund of the Multiple Fund Investment Trust for Employee Benefit Plans. The assets are managed by American National Bank Investment Management and Trust Company.

  The following table summarizes the funding status of the defined benefit and supplemental retirement plans at the end of each year and identifies the assumptions used to determine the projected benefit obligation.

                                                                SUPPLEMENTAL
                                                                 RETIREMENT
                                       DEFINED BENEFIT PLAN         PLAN
                                       ----------------------  ----------------
                                            YEAR ENDED           YEAR ENDED
                                           DECEMBER 31,         DECEMBER 31,
                                       ----------------------  ----------------
                                        1997    1996    1995   1997  1996  1995
                                       ------  ------  ------  ----  ----  ----
                                                  (IN MILLIONS)
   Actuarial present value of benefit
    obligations
     Vested benefit obligation.......  $   26  $   21  $   17  $  1  $  2  $  2
     Nonvested benefit obligation....       4       3       3   --    --    --
                                       ------  ------  ------  ----  ----  ----
   Accumulated benefit obligation....      30      24      20     1     2     2
   Effect of projecting future salary
    increases on past service........      17      14      12     3     2     2
                                       ------  ------  ------  ----  ----  ----
   Projected benefit obligation......      47      38      32     4     4     4
   Plan assets at market value.......      42      37      34   --    --    --
                                       ------  ------  ------  ----  ----  ----
   Plan assets in excess of (less
    than) projected benefit
    obligation.......................  $   (5) $   (1) $    2  $ (4) $ (4) $ (4)
                                       ======  ======  ======  ====  ====  ====
   Assumptions:
   Discount rate.....................    7.25%   7.75%   7.25% 7.25% 7.75% 7.25%
   Expected return on assets.........    9.00    9.00    9.00   N/A   N/A   N/A
   Rate of salary increases..........    6.00    6.00    6.00  6.00  6.00  6.00

  Components of net pension cost for the defined benefit plan for the following periods are:

                              DEFINED BENEFIT PLAN
                              ------------------------
                              YEAR ENDED DECEMBER 31,
                              ------------------------
                               1997     1996     1995
                              ------   ------   ------
                                   (IN MILLIONS)
   Service cost-benefits
    earned during the year... $    3   $    3   $    2
   Interest accrued on
    projected benefit
    obligation...............      3        2        2
   Actual return on assets...     (6)      (3)      (6)
   Net amortization and
    deferral.................      2       --        3
                              ------   ------   ------
     Net periodic pension
      cost................... $    2   $    2   $    1
                              ======   ======   ======

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  The Supplemental Retirement Plan had a net periodic pension cost of approximately $1 million in the years ended December 31, 1997, 1996 and 1995.

  The prepaid pension cost (liability) of the defined benefit and supplemental retirement plans were as follows:

                                                                  SUPPLEMENTAL
                                                  DEFINED          RETIREMENT
                                                BENEFIT PLAN          PLAN
                                               ----------------  ----------------
                                                 YEAR ENDED        YEAR ENDED
                                                DECEMBER 31,      DECEMBER 31,
                                               ----------------  ----------------
                                               1997  1996  1995  1997  1996  1995
                                               ----  ----  ----  ----  ----  ----
                                                       (IN MILLIONS)
   Plan assets in excess of (less than)
    projected benefit obligation.............. $(5)  $(1)  $ 2   $ (4) $ (4) $ (4)
   Unrecognized prior service (asset) cost....  (1)   (1)   (1)     2     2     1
   Unrecognized net (gain) loss from past
    experience different from that assumed....   4     2     2     (2)   (1)    1
   Unrecognized net asset from initial
    application...............................  (1)   (1)   (1)   --    --    --
                                               ---   ---   ---   ----  ----  ----
     Pension (liability) prepaid cost......... $(3)  $(1)  $ 2   $ (4) $ (3) $ (2)
                                               ===   ===   ===   ====  ====  ====

  The Company adjusts the discount and salary rates, as well as the rates of return on assets, to reflect market conditions at the measurement date. Changes in these assumptions will impact the amount of the pension expense in future years. The change in the discount rate at December 31, 1997 is expected to increase pension expense by $1 million in 1998. The change in the discount rate at December 31, 1996 decreased 1997 pension expense by $1 million. The Company maintained the salary rate assumption at 6% at December 31, 1997, based on the Company's experience.

  The Company also provides health care benefits for eligible retired employees and their eligible dependents. The following table presents the funded status of the post-retirement benefits other than pensions of active and retired employees as of December 31, 1997, 1996 and 1995.

                                                            POST-RETIREMENT
                                                           HEALTH CARE PLAN
                                                           -------------------
                                                             DECEMBER 31,
                                                           -------------------
                                                           1997   1996   1995
                                                           -----  -----  -----
                                                             (IN MILLIONS)
      Accumulated postretirement obligation:
        Retirees.......................................... $   5  $   4  $   4
        Fully eligible active plan participants...........     2      1      1
        Other active plan participants....................     3      2      2
                                                           -----  -----  -----
          Total unfunded accumulated postretirement
           benefit obligation.............................    10      7      7
      Unrecognized net gain (loss) from past experience
       different from that assumed........................    (1)     1      1
      Unrecognized net asset from initial application.....    (5)    (6)    (6)
                                                           -----  -----  -----
          Accrued postretirement benefit cost............. $   4  $   2  $   2
                                                           =====  =====  =====
      Assumptions:
        Discount rate.....................................  7.25%  7.75%  7.25%

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  The Company adjusts the discount, salary and health care cost trend rates to reflect market conditions at the measurement date. Changes in these assumptions will impact the amount of the benefit expense in future years. The accumulated postretirement benefit obligation, under the terms of the amended healthcare plan, was calculated using relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 9.0% in 1997 to 5.5% in 2004 and thereafter. The effect of a 1.0% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by $1 million, while annual service and interest cost components in the aggregate would not be materially affected. The change in the discount rate at December 31, 1997 had no effect on the 1997 expense and is expected to increase 1998 expense by less than $1 million. The change in the discount rate at December 31, 1996 decreased the 1997 expense by less than $1 million. The unamortized balance of the transition asset was $5 million at December 31, 1997 and $6 million at December 31, 1996 and 1995. The net periodic postretirement benefit cost was $1 million for the years ended December 31, 1997, 1996 and 1995.

  The Company has an Executive Deferred Compensation Plan (the "Plan"), a nonqualified deferred compensation plan, in which certain employees of HIC and the Company may elect to defer a portion of their annual compensation on a pre-tax basis. The amount deferred remains an asset of the Company and may be invested in any of certain mutual funds at the participant's direction. Payment of amounts deferred are made in a lump sum or in annual installments over a five, ten or fifteen year period as determined by the participant. Plan assets were approximately $24 million and $13 million at December 31, 1997 and 1996, respectively. Earnings on plan assets totaled $5 million and $1 million in 1997 and 1996, respectively, and are included as part of fees and other income, while the offsetting compensation expense amount is included in operating expenses.

  The Company has long-term incentive plans in which participants receive performance units that are granted at the beginning of a three year performance period. The value of a performance unit is based on the three year average return on equity target for the Company. The total expense related to the long-term incentive plans was $3 million in 1997 and $3 million in 1996 and $2 million in 1995.

14. INCOME TAXES

  The provision for income taxes is summarized in the following table:

                                                               1997  1996  1995
                                                               ----  ----  ----
                                                               (IN MILLIONS)
      Current:
        Federal............................................... $107  $ 60  $116
        Utilization of investment and foreign tax credits.....  (46)  (29)  (22)
                                                               ----  ----  ----
          Net federal.........................................   61    31    94
        State.................................................    5    (4)    2
        Foreign...............................................   19     4     3
                                                               ----  ----  ----
          Total current.......................................   85    31    99
                                                               ----  ----  ----
      Deferred:
        Federal...............................................  (17)   11   (43)
        State.................................................   (2)    1    (7)
                                                               ----  ----  ----
          Total deferred......................................  (19)   12   (50)
                                                               ----  ----  ----
                                                               $ 66  $ 43  $ 49
                                                               ====  ====  ====

  Although the Company files a consolidated U.S. tax return with HIC, the Company reports income tax expense as if it were a separate taxpayer and records deferred tax benefits for deductible temporary differences if it is more likely than not that these benefits will be realized. Included in income tax expense are amounts relating to the International Group, which files a separate United States

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES
federal income tax return. United States federal income taxes paid by International Group amounted to $3 million in 1997 and $5 million in 1996.

  Under the terms of the tax allocation agreement between HIC and the Company, as amended, each company covered by the agreement calculates its current and deferred income taxes based on its separate company taxable income or loss, utilizing separate company net operating losses, tax credits, capital losses and deferred tax assets or liabilities. In accordance with the provisions of the current tax allocation agreement, net payments of $73 million, $43 million and $70 million were made to HIC in 1997, 1996 and 1995, respectively.

  The reconciliation between the statutory federal income tax provision and the actual effective tax provision for each of the three years ended December 31 is as follows:

                                                              1997  1996  1995
                                                              ----  ----  ----
                                                              (IN MILLIONS)
      Tax provision at statutory rate........................ $ 82  $ 64  $ 63
      State and foreign income taxes, net of federal income
       tax effects...........................................   23     8     4
      Income of foreign subsidiaries and joint ventures and
       foreign tax credit utilization........................  (32)  (13)  (12)
      Net foreign tax rate differential......................  --    --      4
      Resolution of tax issues...............................   (2)   (7)  (13)
      Other, net.............................................   (5)   (9)    3
                                                              ----  ----  ----
                                                              $ 66  $ 43  $ 49
                                                              ====  ====  ====

  The significant components of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are shown below:

                                                                     DECEMBER
                                                                        31,
                                                                     ----------
                                                                     1997  1996
                                                                     ----  ----
                                                                        (IN
                                                                     MILLIONS)
      Deferred Tax Assets:
        Allowance for loan losses................................... $ 97  $ 77
        Repossessed properties......................................  --      1
        Foreign tax credits.........................................    8    16
        Alternative minimum tax credit carryforward.................  --      1
        Net operating losses........................................   41    28
        Equity interests and other investments......................   22    10
        Terminated swap income......................................    5    17
        Accrued expenses............................................   25    18
                                                                     ----  ----
      Gross deferred tax assets.....................................  198   168
      Valuation allowance...........................................   (8)  (16)
                                                                     ----  ----
      Gross deferred tax assets, net of valuation allowance.........  190   152
      Deferred Tax Liabilities:
        Repossessed properties...................................... $ (6) $--
        Fixed assets and deferred income from lease financing.......  (17)  (17)
        Unrealized appreciation of securities available for sale....   (4)   (8)
                                                                     ----  ----
      Gross deferred tax liabilities................................  (27)  (25)
                                                                     ----  ----
      Net deferred tax asset........................................ $163  $127
                                                                     ====  ====

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  Provision has not been made for United States or additional foreign taxes on $80 million of undistributed earnings of subsidiaries outside the United States, as those earnings are intended to be reinvested. Such earnings would become taxable upon the sale or liquidation of these international operations or upon the remittance of dividends. Given the availability of foreign tax credits and various tax planning strategies, management believes any tax liability which may ultimately be paid on these earnings would be substantially less than that computed at the statutory federal income tax rate. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability. The amount of withholding tax that would be payable upon remittance of the entire amount of undistributed earnings would be approximately $14 million.

  The Company had unused foreign tax credit carryforwards of $8 million and $16 million at December 31, 1997 and 1996, respectively. Due to substantial restrictions on the utilization of foreign tax credits imposed by the Tax Reform Act of 1986, the Company may not be able to utilize a significant portion of foreign tax credit carryforwards prior to expiration. Accordingly, the Company has recognized a valuation allowance for the amount of foreign tax credits recorded at December 31, 1997 and 1996. Consistent with this approach, the Company reduced income tax expense by $15 million in 1997 representing utilization of such foreign tax credit carryovers.

  The Company has recorded a net deferred tax asset of $163 million as of December 31, 1997. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

15. RELATED PARTIES

  Several financial, administrative or other service arrangements exist between the Company and Fuji Bank, HIC or related affiliates. In management's opinion, the terms of these arrangements were similar to those the Company would have been able to obtain in like agreements with unaffiliated entities in arms-length transactions.

  KEEP WELL AGREEMENT WITH FUJI BANK. The Keep Well Agreement provides that if the Company should lack sufficient cash or credit facilities to meet its commercial paper obligations, Fuji Bank will lend the Company up to $500 million. That loan would be payable on demand and the proceeds from the loan could only be used by the Company to meet its commercial paper obligations. The Keep Well Agreement further provides that Fuji Bank will maintain the Company's stockholders' equity in an amount equal to $500 million. Accordingly, if the Company should determine, at the close of any month, that its stockholders' equity is less than $500 million, then Fuji Bank will purchase, or cause one of its subsidiaries to purchase, shares of the Company's NW Preferred Stock in an amount necessary to increase the Company's stockholders' equity to $500 million. Commitment fees paid by the Company to Fuji Bank under the Keep Well Agreement amounted to less than $1 million in 1997, 1996 and 1995. Interest on any loans will be charged at the prime rate of Morgan Guaranty Trust Company of New York plus .25% per annum. No loans or purchases of NW Preferred Stock have been made by Fuji Bank under this agreement.

  In connection with the issuance of the Series B Preferred Stock (Note 9), the Company and Fuji Bank amended the termination provisions of the Keep Well Agreement. The Keep Well Agreement cannot be terminated by either party prior to December 31, 2002. After December 31, 2002, the Agreement cannot be terminated by either party unless the Company has received written certifications

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES
from Moody's Investor Service, Inc. and Standard and Poor's Corporation that upon such termination, the Series A Preferred Stock will be rated no lower than "a3" and "A--," respectively and the Series C Preferred Stock will be rated no lower than "baa1" and "BBB" respectively. Similarly, after December 31, 2002, the agreement may only be terminated if the Company's senior debt ratings were unchanged as a result of the termination of the Agreement. After December 31, 2007, either Fuji Bank or the Company may terminate the agreement upon 30 business days prior written notice.

  SERVICES PROVIDED BY FUJI BANK AND HIC FOR THE COMPANY. Certain employees of Fuji Bank and HIC performed managerial, administrative and other related functions for the Company during 1997. The Company compensated Fuji Bank and HIC for the use of such individuals' services at a rate which reflects current costs to Fuji Bank and HIC. The amounts paid to Fuji Bank and HIC for these services were $2 million and $77 million, respectively for 1997, $2 million and $60 million for 1996 and $2 million and $53 million for 1995. In conjunction with the transfer of the Company to FAHI, the majority of employees of HIC who were providing services to the Company were transferred to the Company. Additionally, certain subsidiaries of Fuji Bank served as managers for various offerings of the Company's debt securities and acts as registrar and paying agent for certain debt issuances by the Company. These services are provided at market rates. The Company has entered into similar agreements with FAHI. In the Company's opinion, the amounts to be paid under such agreements will be significantly less than the amounts paid in 1997.

  SERVICES PROVIDED BY THE COMPANY FOR FUJI BANK AND HIC. The Company performs services for its affiliates, including FAHI, and charges them for the cost of the work performed. The Company may also guarantee the obligations of its clients or the clients of certain joint ventures, under letters of credit issued by financial institutions, some of which are affiliates of the Company. Additionally, the Company guaranteed payment under a deferred compensation arrangement between HIC and certain of its employees. The Company had agreements with HIC and certain other subsidiaries of HIC which provide for the Company to receive an annual negotiated fee for servicing assets which had been sold by the Company to HIC and these affiliates. The amount of fees for servicing these assets in 1997, 1996 and 1995, was approximately $200,000, $1 million and $1 million, respectively.

  Heller Capital Markets Group, Inc. ("CMG"), a wholly-owned subsidiary of the Company, acted as placement agent for the sale of commercial paper issued by HIC during 1997. CMG received compensation based upon the face amount of the commercial paper notes sold. HIC paid compensation to CMG pursuant to this arrangement of $61,000 during 1997 and less than $1 million during each of 1996 and 1995. The HIC commercial paper program was terminated during 1997.

  INTERCOMPANY RECEIVABLES, PAYABLES, TRANSACTIONS AND FINANCIAL INSTRUMENTS. At December 31, 1997, other liabilities included net amounts due to affiliates of $29 million, and at December 31, 1996, other assets included net amounts due from affiliates of $20 million. These amounts are principally comprised of interest bearing demand notes representing amounts due to or from the Company arising from an interest rate swap agreement with HIC, advances, administrative fees and costs charged to other subsidiaries of HIC and amounts payable to HIC for services provided. The notes bear interest at rates which approximate the average rates on the Company's commercial paper obligations or short-term bank borrowing rates outstanding during the period. During 1997, the Company paid interest of $3 million to HIC related to these notes.

  During 1997, the Company was a party to a $200 million notional amount interest rate swap agreement with HIC, which expires December 15, 2000 and was assumed by FAHI effective January 2, 1998. The purpose of this agreement is to manage the Company's exposure to interest rate fluctuations. Under this agreement, the Company pays interest to the counterparty at a variable rate based on the commercial paper rate published by the Board of Governors of the Federal Reserve

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

System. The counterparty pays interest to the Company at a fixed rate of 5.57%. This agreement, which FAHI assumed from HIC effective January 1998, increased the Company's interest expense by $295,000 and $3 million in 1997 and 1996, respectively.

  During 1997, HIC converted all of its shares of Series D Preferred Stock into common stock of the Company. Prior to the conversion, the Company paid a dividend to HIC on the Series D Preferred Stock of approximately $500,000.

  Also, during 1997, the Company paid to Fuji Bank a commitment fee of approximately $317,000, related to the Keep Well Agreement.

  The trust department of Fuji Bank may purchase commercial paper of the Company for its clients. Interest expense paid by the Company related to such commercial paper borrowings was $235,000 in 1997.

  In the ordinary course of its business, the Company participates in joint financings with Fuji Bank or certain affiliates. During 1997, the Company sold $10 million of an outstanding $25 million commitment to Fuji Bank at book value. No gain or loss was recorded on the sale. During 1996, the Company jointly participated with Fuji Bank in $53 million of financings, of which the Company retained an $8 million interest.

  Fuji Bank and one of its subsidiaries provided uncommitted lines of credit to consolidated international subsidiaries totaling $29 million and $15 million at December 31, 1997 and 1996, respectively. Borrowings under these facilities totaled $5 million and $4 million at December 31, 1997 and 1996, respectively. In addition, Fuji Bank provides committed and uncommitted lines of credit to certain international joint ventures.

  The Company has an accounts receivable sale facility which allows the Company to sell an undivided interest of up to $550 million in a designated pool of its factored accounts receivable to five bank-sponsored conduits. The Company sold approximately $500 million of receivables under this facility as of December 31, 1997. The underlying liquidity support for the conduits is provided by unaffiliated entities. One of the conduits has an operating agreement with Fuji Bank. The Company paid fees of $346,000 to Fuji Bank during 1997 for services provided under this agreement.

  In conjunction with the formation of FAHI, the Company purchased, at book value, less than $10 million of assets from HIC on December 31, 1997. The assets are primarily recorded as real estate receivables at the purchase price.

16. FAIR VALUE DISCLOSURES

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information for certain financial instruments, for which it is practicable to estimate that value. Since there is no well-established market for many of the Company's assets and financial instruments, fair values are estimated using present value, property yield, historical rate of return and other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. These assumptions are inherently judgmental and changes in such assumptions could significantly affect fair value calculations. The derived fair value estimates may not be substantiated by comparison to independent markets and may not be realized in immediate liquidation of the instrument.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

  The carrying values and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996, are as follows:

                                                       DECEMBER 31,
                                           --------------------------------------
                                                  1997                1996
                                           ------------------- ------------------
                                                     ESTIMATED          ESTIMATED
                                           CARRYING    FAIR    CARRYING   FAIR
                                            VALUE      VALUE    VALUE     VALUE
                                           --------  --------- -------- ---------
                                                       (IN MILLIONS)
      Net receivables..................... $10,461    $10,883   $8,304   $8,509
      Total investments...................     994      1,044      805      863
      Debt................................   9,436      9,371    7,506    7,514
      Swap agreements
        Asset.............................       4         12        4       20
        Liability.........................      (7)      (111)      (6)     (37)
      Forward contracts...................     623        623      262      262
      Purchased options...................      74         74       42       42

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. Carrying values approximate fair values for all financial instruments which are not specifically addressed.

  For variable rate receivables that reprice frequently and are performing at acceptable levels, fair values were assumed to equal carrying values. All other receivables were pooled by loan type and risk rating. The fair value for these receivables was estimated by employing discounted cash flow analyses, using interest rates equal to the London Inter-Bank Offered Rate or the Prime rate offered as of December 31, 1997 and 1996 plus an adjustment for normal spread, credit quality and the remaining terms of the loans.

  Carrying and fair values of the trading securities and securities available for sale are based on quoted market prices. The fair values of equity interests and other investments are calculated by using the Company's business valuation model to determine the estimated value of these investments as of the anticipated exercise date. The business valuation model analyzes the cash flows of the related company and considers values for similar equity investments. The determined value is then discounted back to December 31, 1997 and 1996, using a rate appropriate for returns on equity investments. Although the investments in international joint ventures accounted for by the equity method are not considered financial instruments and, as such, are not included in the above table, management believes that the fair values of these investments significantly exceed the carrying value of these investments.

  The fair value of the notes and debentures was estimated using discounted cash flow analyses, based on current incremental borrowing rates for arrangements with similar terms and remaining maturities, as quoted by independent financial institutions as of December 31, 1997 and 1996. Fair values were assumed to equal carrying values for commercial paper and other short term borrowings.

  The carrying value of the swap agreements represents the interest receivable and interest payable as of December 31, 1997 and 1996. The estimated fair value represents the mark to market loss and mark to market gain outstanding as of December 31, 1997 and 1996, respectively, as based upon quoted market prices obtained from independent financial institutions. Forwards and purchased options are carried at fair value. The fair values of loan commitments, letters of credit and guarantees are negligible.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

17. FINANCIAL DATA BY REGION

  The following table shows certain financial information by geographic region for the years ended December 31, 1997, 1996 and 1995.

                                         FOR THE YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                   UNITED          ASIA-   LATIN
                                   STATES  EUROPE PACIFIC AMERICA CONSOLIDATED
                                   ------- ------ ------- ------- ------------
                                                  (IN MILLIONS)
      Assets
        1997...................... $10,048 $2,378  $267    $168     $12,861
        1996......................   9,157    330   306     133       9,926
        1995......................   8,981    295   265      97       9,638
      Total revenues
        1997...................... $ 1,063 $  159  $ 29    $ 19     $ 1,270
        1996......................     893     47    30      15         985
        1995......................   1,009     39    28       8       1,084
      Income before taxes and
       minority interest
        1997...................... $   183 $   59  $  6    $(15)    $   233
        1996......................     145     36     6      (4)        183
        1995......................     148     23     7       3         181
      Net income
        1997...................... $   126 $   41  $  5    $(14)    $   158
        1996......................     100     31     5      (3)        133
        1995......................      95     21     5       4         125

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

18. SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  The following financial information for the calendar quarters of 1997, 1996 and 1995, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of operations for such periods have been included.

                                                         QUARTER ENDED
                                               ---------------------------------
                                               MARCH 31 JUNE 30 SEPT. 30 DEC. 31
                                               -------- ------- -------- -------
                                                         (IN MILLIONS)
      Net interest income--
        1997..................................   $ 92    $107     $104    $105
        1996..................................     90      87       87      91
        1995..................................     94      95       98     100
      Operating revenues--
        1997..................................   $141    $199     $193    $221
        1996..................................    131     129      124     149
        1995..................................    146     132      161     181
      Provision for losses--
        1997..................................   $ 22    $ 34     $ 48    $ 60
        1996..................................     24      25       12      42
        1995..................................     50      28       56      89
      Net income--
        1997..................................   $ 39    $ 44     $ 40    $ 35
        1996..................................     34      35       35      29
        1995..................................     30      34       35      26

19. ACCOUNTING DEVELOPMENTS

  The Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125") as amended by Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" (collectively referred to hereafter as "SFAS 125") on January 1, 1997. SFAS 125 uses a "financial components" approach that focuses on control to determine the proper accounting for financial asset transfers and addresses the accounting for servicing rights on financial assets in addition to mortgage loans. Securitizations of finance receivables are accounted for as sales when legal and effective control over the related receivables is surrendered. Servicing assets or liabilities are recognized when the servicing rights are retained by the seller.

  In June, 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which the Company has adopted effective January 1, 1998. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements.

  Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") was also released in June, 1997 and has also been adopted effective January 1, 1998. SFAS 131 requires segments to be reported based on the way management organizes segments within the Company for making operating decisions and assessing performance.

  As SFAS 130 and 131 relate to disclosure requirements, management believes that neither statement will have a material impact on the financial results of the Company.

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

20. SUBSEQUENT EVENTS

  On January 29, 1998, Fuji Bank announced that it is considering an initial public offering of Common Stock by the Company. Fuji Bank will retain majority ownership of the Company after any such offering. The timing and the terms of the offering have not yet been determined.

  In anticipation of an initial public offering, the Company amended its Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock. The total number of shares of stock which the Company shall have authority to issue is 852 million, of which 2 million shares, no par value, are to be of a class designated "Preferred Stock", 50 million shares, of the par value of $.01 each, are to be of a class designated "Senior Preferred Stock" and 800 million shares, of the par value of $0.25 each, are to be of a class designated "Common Stock." The Company's Certificate of Incorporation, as amended, authorizes two classes of Common Stock: Class A Common Stock and Class B Common Stock. The authorization of the two classes of Common Stock has been retroactively reflected in the Company's consolidated financial statements.

  Prior to the consummation of the offering, the Keep Well Agreement will be amended to allow the Company or Fuji Bank or any of its affiliates to sell or dispose of Common Stock to any person or entity, provided that after any such sale or disposition, Fuji Bank (directly or indirectly through one or more subsidiaries) continues to hold greater than 50% of the combined voting power of the outstanding Common Stock.

  In February 1998, the Company paid a dividend of 51 million shares of Class B Common Stock to FAHI, which has been retroactively reflected in the Company's consolidated financial statements.

  In February 1998, the Company was authorized to purchase the 21% ownership interest in International Group held by Fuji Bank for approximately $83 million. If completed the Company intends to account for this transaction using the purchase method of accounting.

  On February 24, 1998, the Company paid a dividend on the Common Stock owned by FAHI of $450 million. The dividend was paid out of the surplus of the Company in the form of a subordinated note maturing six years from the date of issuance with an interest rate of LIBOR plus 0.50%. The note can be prepaid at any time without a premium.

21. BASIC AND DILUTED NET INCOME PER SHARE

  Net income applicable to common stock per share is computed based on the number of common shares outstanding of 51,050,000, reflecting the common stock dividend in February 1998.

22. PRO FORMA EARNINGS PER SHARE (UNAUDITED)

  Pro forma net income applicable to common stock per share for 1997 is computed based on net income applicable to common stock of $144 million divided by 84,550,000 shares of common stock, reflecting the number of shares outstanding after the Company's initial public offering of common stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., J.P. Morgan Securities Inc., BT Alex. Brown Incorporated, Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                                   NUMBER OF
                                                               SHARES OF CLASS A
                            UNDERWRITER                          COMMON STOCK
                            -----------                        -----------------
      Goldman, Sachs & Co.....................................
      J.P. Morgan Securities Inc..............................
      BT Alex. Brown Incorporated.............................
      Lehman Brothers Inc.....................................
      Merrill Lynch, Pierce, Fenner & Smith Incorporated......
                                                                  ----------
          Total...............................................    30,150,000
                                                                  ==========

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $          per share. The U.S. Underwriters
may allow, and such dealers may reallow, a concession not in excess of
$           per share to certain brokers and dealers. After the shares of
Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company and Fuji Bank have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 3,350,000 shares of Class A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the Offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, J.P. Morgan Securities Ltd., BT Alex. Brown International, A Division of Bankers Trust International PLC, Lehman Brothers International (Europe) and Merrill Lynch International.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock
(a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Company, has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 4,522,500 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 30,150,000 shares of Class A Common Stock offered hereby. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 502,500 additional shares of Class A Common Stock.

  The Company, FAHI and Fuji Bank have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any other securities of the Company which are substantially similar to the shares of the Common Stock, including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities (other than pursuant to employee benefit plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus), or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequences of ownership of Common Stock or any securities substantially similar to the Common Stock, without the prior written consent of Goldman, Sachs & Co., except for the shares of Class A Common Stock issued in connection with the concurrent U.S. and International Offerings.

  Prior to the Offerings, there has been no public market for the shares of Class A Common Stock. The initial public offering price will be negotiated among the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Class A Common Stock has been approved for listing on the NYSE, upon notice of issuance, under the symbol "HF". In order to meet one of the requirements for listing the Class A Common Stock on the NYSE, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

  The Company and Fuji Bank have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  In connection with the Offerings, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offerings for their account may be reclaimed by the syndicate if such shares of Class A Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

  Certain of the Underwriters perform investment banking and financial advisory and other financial services for the Company, Fuji Bank and their affiliates from time to time. Affiliates of certain of the Underwriters engage from time to time in general financing and banking transactions with the Company, Fuji Bank and their affiliates.

  At the request of the Company, the U.S. Underwriters have reserved up to 5% of the shares of Class A Common Stock offered hereby for sale, at the initial offering price, to directors, officers and employees of the Company, to the Company's Executive Deferred Compensation Plan and Savings and Profit Sharing Plan, at the direction of the officers and employees participating in such Plans, and to certain other persons designated by the Company. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby.

                    [LOGO OF HELLER FINANCIAL APPEARS HERE]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IM-PLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................   12
Special Note Regarding Forward-looking Statements.........................   19
Use of Proceeds...........................................................   20
Dividend Policy...........................................................   20
Capitalization............................................................   21
Selected Financial Data...................................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   25
Business..................................................................   39
Risk Management...........................................................   61
Management................................................................   68
Certain Relationships and Related Transactions............................   82
Ownership of Common Stock.................................................   87
Shares Available for Future Sale..........................................   88
Description of Capital Stock..............................................   90
Validity of Shares of Class A Common Stock................................   97
Independent Public Accountants............................................   97
Index to Consolidated Financial Statements................................  F-1
Underwriting..............................................................  U-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               33,500,000 SHARES

                    [LOGO OF HELLER FINANCIAL APPEARS HERE]

                             CLASS A COMMON STOCK
                          (PAR VALUE $0.25 PER SHARE)

                               ----------------

                                  PROSPECTUS

                               ----------------

                             GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

                                BT ALEX. BROWN

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 28, 1998

                               33,500,000 SHARES

                   [LOGO OF HELLER FINANCIAL APPEARS HERE]
                              CLASS A COMMON STOCK
                          (PAR VALUE $0.25 PER SHARE)
                                  -----------
  Of the 33,500,000 shares of Class A Common Stock offered, 3,350,000 shares are being offered hereby in an international offering outside of the United States and 30,150,000 shares are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

  All of the shares of Class A Common Stock offered hereby are being sold by the Company. The Company is currently an indirect, wholly-owned subsidiary of The Fuji Bank, Limited. Upon completion of the Offerings, Fuji Bank will beneficially own, indirectly, 100% of the outstanding shares of Class B Common Stock of the Company. The Class B Common Stock, which has three votes per share (except that the outstanding shares of Class B Common Stock, while held by Fuji Bank, may never represent more than 79% of the combined voting power of all outstanding shares of the Company's voting stock), is a class of common stock separate from the Class A Common Stock, which has one vote per share. Immediately following the Offerings, the 33,500,000 shares of Class A Common Stock offered in the Offerings will represent 39.6% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the Company (43.0% if the Underwriters' over-allotment options are exercised in full) and, due to the limitation on the voting power of the Class B Common Stock while held by Fuji Bank, 21.0% of the combined voting power of all classes of voting stock of the Company (regardless of whether the Underwriters' over-allotment options are exercised). The remainder of the voting power and economic interest in the Company will be beneficially held by Fuji Bank, which will therefore continue to be able to exercise a controlling influence over the business and affairs of the Company upon consummation of the Offerings. See "Risk Factors--Control by and Relationship with Fuji Bank", "Certain Relationships and Related Transactions-- Relationship with Fuji Bank" and "Description of Capital Stock".
  Prior to this offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price per share will be between $23.00 and $25.00. For factors to be considered in determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

  The Class A Common Stock has been approved for listing on the New York Stock Exchange, upon notice of issuance, under the symbol "HF".

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECURI-
    TIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
     UPON THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION
      TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------

                                         INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                         OFFERING PRICE DISCOUNT(1)   COMPANY(2)
                                         -------------- ------------ -----------
Per Share...............................      $             $           $
Total (3)...............................     $             $           $

-----
(1) The Company and Fuji Bank have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $2,200,000 payable by the Company.
(3) The Company has granted the International Underwriters an option for 30 days to purchase up to an additional 502,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the U.S. Underwriters a similar option with respect to an additional 4,522,500 shares as part of the concurrent U.S. offering. If such options are exercised in full, the total initial public offering price, underwriting
    discount and proceeds to Company will be $     , $      and $     ,
    respectively. See "Underwriting".
                                  -----------
  The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York, on
or about           , 1998, against payment therefor in immediately available
funds.

GOLDMAN SACHS INTERNATIONAL                         J.P. MORGAN SECURITIES LTD.
                              Joint Lead Managers
BT ALEX. BROWN INTERNATIONAL
                                LEHMAN BROTHERS
                                                    MERRILL LYNCH INTERNATIONAL
                                  -----------
                The date of this Prospectus is           , 1998.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                             AVAILABLE INFORMATION

  Heller Financial, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained from the web site the Commission maintains at http://www.sec.gov. In addition, such materials may be inspected and copied at the offices of The New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-2 (herein, together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 1-6157) pursuant to the Exchange Act are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

    (2) The Company's Current Reports on Form 8-K filed with the Commission on January 29, 1998, January 30, 1998, February 20, 1998, February 27, 1998 and April 21, 1998.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Heller Financial, Inc., 500 West Monroe Street, Chicago, Illinois 60661, Attention: Treasurer, telephone (312) 441-7000.

                               ----------------

  Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

                               ----------------

  This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the shares in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the Shares in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting".

  In this Prospectus, references to "dollars" and to "$" are to United States dollars.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) prior to the date at which the stockholder becomes an interested stockholder the board of directors approved either the business combination or the transaction in which the person becomes an interested stockholder, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder or
(iii) the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

LIMITATIONS ON DIRECTORS' LIABILITY

  The Company's Restated Certificate will provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Class A Common Stock will be The Bank of New York.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any beneficial owner of Class A Common Stock that, for U.S. federal income tax purposes, is a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their individual circumstances (such as certain tax consequences applicable to pass-through entities). Furthermore, this discussion is based upon provisions of the Code existing and proposed Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly with retroactive effect). This discussion addresses the tax considerations applicable to persons or entities who purchase Class A Common Stock in the Offerings and does not discuss the tax considerations applicable to subsequent purchasers of the Class A Common Stock. EACH PROSPECTIVE PURCHASER OF CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF CLASS A COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

DIVIDENDS

  Dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividends or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under currently effective United States Treasury regulations, dividends paid prior to January 1, 2000 to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations (the "Final Withholding Regulations"), however, a Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate (and/or generally to avoid backup withholding, as discussed below) with respect to dividends paid after December 31, 1999 will be required to satisfy applicable certification and other requirements. In addition, under the Final Withholding Regulations, in the case of Class A Common Stock held by a foreign partnership, (i) the certification requirement would generally be applied to the partners of the partnership and (ii) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Final Withholding Regulations also provide look-through rules for tiered partnerships. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

  A Non-U.S. Holder of Class A Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business within the United States by the Non-U.S. Holder, and, where a tax treaty so requires, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to U.S. expatriates or (iv) the Company is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes and, in the event that the Class A Common Stock is considered "regularly traded", the Non-U.S. Holder held directly or indirectly at any time during the five-year period ending on the date of disposition more than five percent of the Class A Common Stock. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

  An individual Non-U.S. Holder described in clause (i) above will, unless an applicable treaty provides otherwise, be taxed on the net gain derived from the sale under graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses.

  If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its net gain under regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

  Class A Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid prior to January 1, 2000 to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person). Under the Final Withholding Regulations, however, a Non-U.S. Holder will generally be subject to backup withholding with respect to dividends paid after December 31, 1999 unless applicable certification requirements are met.

  Payment of the proceeds of a sale of Class A Common Stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payor with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS] reporting will not apply to a payment of the proceeds of a sale of Class A Common Stock outside of the United States by or through a foreign office of a foreign broker. If, however, such broker is, for U.S. federal income tax purposes a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States or, effective after December 31, 1999, a foreign partnership, if 50% or more of its income or capital interests are held by U.S. persons or if it is engaged in the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                  VALIDITY OF SHARES OF CLASS A COMMON STOCK

  The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Katten Muchin & Zavis, Chicago, Illinois, and for the Underwriters by Sullivan & Cromwell, New York, New York. Upon consummation of the Offerings, certain partners of, and attorneys associated with, Katten Muchin & Zavis will own less than 1% of the outstanding shares of Class A Common Stock.

                        INDEPENDENT PUBLIC ACCOUNTANTS

  The consolidated balance sheets of the Company as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

              [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International, J.P. Morgan Securities Ltd., BT Alex. Brown International, A Division of Bankers Trust International PLC, Lehman Brothers International (Europe) and Merrill Lynch International are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                                   NUMBER OF
                                                               SHARES OF CLASS A
          UNDERWRITER                                            COMMON STOCK
          -----------                                          -----------------
      Goldman Sachs International.............................
      J.P. Morgan Securities Ltd..............................
      BT Alex. Brown International
       A Division of Bankers Trust International PLC..........
      Lehman Brothers International (Europe)..................
      Merrill Lynch International.............................
                                                                   ---------
          Total...............................................     3,350,000
                                                                   =========

  Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The International Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities
dealers at such price less a concession of $   per share. The International
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $   per share to certain brokers and dealers. After the shares of
Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company and Fuji Bank have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. Offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 30,150,000 shares of Class A Common Stock in a U.S. offering in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the Offering made hereby is a condition to the closing of the U.S. Offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., J.P. Morgan Securities Inc., BT Alex. Brown Incorporated, Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters has agreed that, as a part of the distribution of the shares offered in the U.S. Offering and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed pursuant to the

              [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
Agreement Between that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 502,500 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,350,000 shares of Class A Common Stock offered hereby. The Company has granted the U.S. Underwriters a similar option to purchase up to an aggregate of 4,522,500 additional shares of Class A Common Stock.

  The Company, FAHI and Fuji Bank have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any other securities of the Company which are substantially similar to the shares of the Common Stock, including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities (other than pursuant to employee benefit plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus), or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequences of ownership of Common Stock or any securities substantially similar to the Common Stock, without the prior written consent of Goldman, Sachs & Co., except for the shares of Class A Common Stock issued in connection with the concurrent U.S. and International Offerings.

  Each International Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Class A Common Stock will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied, and will comply, with all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Class A Common Stock to a person who is of a kind described in
Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

  Buyers of shares of Class A Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

  Prior to the Offerings, there has been no public market for the shares of Class A Common Stock. The initial public offering price will be negotiated among the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Class A Common Stock has been approved for listing on the NYSE, upon notice of issuance, under the symbol "HF". In order to meet one of the requirements for listing the Class A Common Stock on the NYSE, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

  The Company and Fuji Bank have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  In connection with the Offerings, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offerings for their account may be reclaimed by the syndicate if such shares of Class A Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

  Certain of the Underwriters perform investment banking and financial advisory and other financial services for the Company, Fuji Bank and their affiliates from time to time. Affiliates of certain of the Underwriters engage from time to time in general financing and banking transactions with the Company, Fuji Bank and their affiliates.

               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OF-FER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................   12
Special Note Regarding Forward-looking Statements.........................   19
Use of Proceeds...........................................................   20
Dividend Policy...........................................................   20
Capitalization............................................................   21
Selected Financial Data...................................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   25
Business..................................................................   39
Risk Management...........................................................   61
Management................................................................   68
Certain Relationships and Related Transactions............................   82
Ownership of Common Stock.................................................   87
Shares Available for Future Sale..........................................   88
Description of Capital Stock..............................................   90
Certain United States Tax Consequences to Non-United States Holders.......   98
Validity of Shares of Class A Common Stock................................  100
Independent Public Accountants............................................  100
Index to Consolidated Financial Statements................................  F-1
Underwriting..............................................................  U-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               33,500,000 SHARES

                   [LOGO OF HELLER FINANCIAL APPEARS HERE]

                              CLASS A COMMON STOCK
                          (PAR VALUE $0.25 PER SHARE)

                                ---------------

                                   PROSPECTUS

                                ---------------

                          GOLDMAN SACHS INTERNATIONAL

                          J.P. MORGAN SECURITIES LTD.

                          BT ALEX. BROWN INTERNATIONAL

                                LEHMAN BROTHERS

                          MERRILL LYNCH INTERNATIONAL

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

  Set forth below is an estimate (other than the Securities and Exchange Commission registration fee, NASD filing fee and New York Stock Exchange listing fee) of the fees and expenses (other than underwriting discounts) payable by the Registrant in connection with the Offerings. The Registrant will pay all of these expenses.

                                                                     APPROXIMATE
                                                                       AMOUNT
                                                                     -----------
      Securities and Exchange Commission registration fee........... $  284,122
      NASD filing fee...............................................     30,500
      New York Stock Exchange listing fee...........................    201,900
      Accountants' fees and expenses................................    350,000
      Legal fees and expenses.......................................    450,000
      Transfer Agent and Registrar fees and expenses................     15,000
      Printing and engraving expenses...............................    450,000
      Miscellaneous expenses........................................    418,478
                                                                     ----------
          Total..................................................... $2,200,000
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director or officer of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Amended and Restated By-Laws of the Registrant provide for indemnification by the Registrant of its directors and officers to the full extent permitted by the Delaware General Corporation Law. Also, as permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation eliminates the personal liability of each director of the Registrant to the Registrant or its stockholders for monetary damages arising out of or resulting from any breach of such director's fiduciary duty as a director, except where such director breached such director's duty of loyalty to the Registrant or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, paid an unlawful dividend, approved an unlawful stock purchase or redemption, or obtained an improper personal benefit.

  Prior to the consummation of the Offerings, the Registrant intends to purchase a directors' and officers' liability insurance policy.

  Under the terms of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Registrant, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.

      1.1      Form of Underwriting Agreement (U.S. version).
      1.2      Form of Underwriting Agreement (International version).
      3.1      Form of Amended and Restated Certificate of Incorporation of the Regis-
               trant.
      3.2      Form of Amended and Restated By-laws of the Registrant.
      4        Form of specimen stock certificate representing Class A Common Stock.
      5        Opinion of Katten Muchin & Zavis as to the legality of the securities be-
               ing registered (including consent).
     10.1      1998 Heller Financial, Inc. Stock Incentive Plan.
     10.2      Form of Registration Rights Agreement to be entered into by and between the Registrant and The Fuji Bank, Limited ("Fuji Bank").
     10.3      Employment Letter Agreement dated as of December 31, 1997, between the
               Registrant and Richard J. Almeida (the "Almeida Employment Agreement"),
               incorporated by reference to Exhibit 10(w) to the Registrant's Annual Re-
               port on
               Form 10-K for the Fiscal Year ended December 31, 1997 (the "1997 10-K").
     10.4      Employment Letter Agreement dated as of December 31, 1997, between the
               Registrant and Frederick E. Wolfert (the "Wolfert Employment Agreement"),
               incorporated by reference to Exhibit 10(x) to the 1997 10-K.
     10.5      Form of Amended and Restated Keep Well Agreement, as amended, between the
               Registrant and Fuji Bank.
     10.6      Services Agreement dated January 1, 1985 between the Registrant and Fuji
               Bank, incorporated by reference to Exhibit (10)(e) to the 1992 10-K.
     10.7      Management Agreement dated as of January 1, 1991 between Heller Interna-
               tional Corporation, Inc. ("HIC") and the Registrant, incorporated by ref-
               erence to Exhibit (10)(m) to the Registrant's Quarterly Report on Form 10-
               Q for the period ending March 31, 1991.
     10.8      Management Services Agreement dated as of January 2, 1998 between Fuji
               American Holdings, Inc. ("FAHI") and the Registrant, incorporated by ref-
               erence to Exhibit 10(d) to the 1997 10-K.
     10.9      Agreement for the Allocation of Federal, State and Foreign Income Tax Lia-
               bility and Benefits Among HIC and its Subsidiaries, effective as of July
               1, 1996, incorporated by reference to Exhibit (10)(g) to the Company's An-
               nual Report on Form
               10-K for the Fiscal Year ended December 31, 1996 (the "1996 10-K").
     10.10     Supplemental Executive Retirement Benefit Plan, amended and restated ef-
               fective January 1, 1996, incorporated by reference to Exhibit (10)(e) to the 1996 10-K.
     10.11     Long Term Incentive Plan, effective January 1, 1994, incorporated by ref-
               erence to Exhibit 10(n) to the Company's Annual Report on Form 10-K for
               the Fiscal Year ended December 31, 1994 (the "1994 10-K").
     10.12     1996-1998 Long Term Incentive Plan, effective January 1, 1996, incorpo-
               rated by reference to Exhibit 10(h) to the 1997 10-K.
     10.13     1997-1999 Long Term Incentive Plan, effective January 1, 1997, incorpo-
               rated by reference to Exhibit 10(i) to the 1997 10-K.

     10.14     Executive Deferred Compensation Plan, dated January 1, 1994, as amended on
               October 1, 1994, incorporated by reference to Exhibit 10(o) to the 1994
               10-K.
     10.15     Second Amendment to the Executive Deferred Compensation Plan, dated
               December 29, 1995, incorporated by reference to Exhibit 10(n) to the
               Company's Annual Report on Form 10-K for the Fiscal Year ended December
               31, 1995
               (the "1995 10-K").
     10.16     Third Amendment to the Executive Deferred Compensation Plan, dated January
               1, 1996, incorporated by reference to Exhibit (10)(m) to the 1996 10-K.
     10.17     Fourth Amendment to the Executive Deferred Compensation Plan, dated
               November 26, 1996, incorporated by reference to Exhibit (10)(n) to the
               1996 10-K.
     10.18     Fifth Amendment to the Executive Deferred Compensation Plan, dated
               November 21, 1997, incorporated by reference to Exhibit 10(n) to the 1997
               10-K.
     10.19     Sixth Amendment to the Executive Deferred Compensation Plan effective as of January 1, 1997.
     10.20     Seventh Amendment to the Executive Deferred Compensation Plan, dated
               March 2, 1998 and effective as of January 1, 1998.
     10.21     Eighth Amendment to the Executive Deferred Compensation Plan, effective as of January 1, 1998 and April 1, 1998.
     10.22     Cross Guaranty for the Executive Deferred Compensation Plan, incorporated by reference to Exhibit (10)(p) to the 1994 10-K.
     10.23     Management Incentive Plan (effective January 1, 1987, revised January 1,
               1989), incorporated by reference to Exhibit 10(m) to the 1995 10-K.
     10.24     Savings and Profit Sharing Plan, amended and restated effective as of Jan-
               uary 1, 1989, incorporated by reference to Exhibit (10)(q) to the 1996 10-
               K.
     10.25     First Amendment to Savings and Profit Sharing Plan, dated December 23,
               1993, incorporated by reference to Exhibit (10)(r) to the 1996 10-K.
     10.26     Second Amendment to Savings and Profit Sharing Plan, dated December 20,
               1994, incorporated by reference to Exhibit (10)(s) to the 1996 10-K.
     10.27     Third Amendment to Savings and Profit Sharing Plan, dated September 9,
               1996, incorporated by reference to Exhibit (10)(t) to the 1996 10-K.
     10.28     Fourth Amendment to Savings and Profit Sharing Plan, dated April 30, 1997, incorporated by reference to Exhibit 10(u) to the 1997 10-K.
     10.29     Fifth Amendment to Savings and Profit Sharing Plan, effective as of April
               30, 1998.
     10.30     Form of Amendment to the Almeida Employment Agreement.
     10.31     Form of Amendment to the Wolfert Employment Agreement.
     10.32     Form of Change in Control Agreement.
     10.33     Subordinated Promissory Note in the principal amount of $450 million is-
               sued by the Registrant to FAHI, incorporated by reference to Exhibit 10(y)
               to the 1997 10-K.
     10.34     Heller Financial, Inc. 1998 Employee Stock Purchase Plan.
     12        Computation of ratio of earnings to fixed charges, incorporated by reference to Exhibit 12 to the 1997 10-K.

     23.1      Consent of Arthur Andersen LLP.
     23.2      Consent of Katten Muchin & Zavis (contained in its opinion filed as
               Exhibit 5 hereto).
     24 Power of Attorney (previously included on signature page of the Registration Statement).

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offerings of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS ON THE 28TH DAY OF APRIL, 1998.

                                          Heller Financial, Inc.


                                          By:   /s/ Lauralee E. Martin
                                              ---------------------------------
                                                    Lauralee E. Martin
                                               Executive Vice President and
                                                  Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 28, 1998.

                  *                                         *
-------------------------------------     -------------------------------------
         Richard J. Almeida                         Michael J. Litwin
  Chairman, Chief Executive Officer                     Director
  (Principal Executive Officer) and
              Director

                  *                                         *
-------------------------------------     -------------------------------------
           Atsushi Takano                          Dennis P. Lockhart
              Director                                  Director

                  *                              /s/ Lauralee E. Martin
-------------------------------------     -------------------------------------
          Yukihiko Chayama                         Lauralee E. Martin
              Director Executive Vice President, Chief Financial Officer and Director
                                              (Principal Financial Officer)

                  *                                         *
-------------------------------------     -------------------------------------
           Kenichi Tomita                           Takeshi Takahashi
              Director                                  Director

                  *                                         *
-------------------------------------     -------------------------------------
           Tsutomu Hayano                              Osamu Ogura
              Director                                  Director

                  *                                         *
-------------------------------------     -------------------------------------
             Mark Kessel                             Hideo Nakajima
              Director                                  Director

                  *                                         *
-------------------------------------     -------------------------------------
           Masahiro Sawada                          Kenichiro Tanaka
              Director                                  Director

*By:  /s/ Lauralee E. Martin                                *
     --------------------------------     -------------------------------------
         Lauralee E. Martin                         Lawrence G. Hund
         As Attorney-in-fact                  Executive Vice President and
                                            Controller (Principal Accounting
                                                        Officer)

                                 EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   -----------
 1.2      Form of Underwriting Agreement (International version).
 3.1      Form of Amended and Restated Certificate of Incorporation of the Regis-
          trant.
 3.2      Form of Amended and Restated By-laws of the Registrant.
 4        Form of specimen stock certificate representing Class A Common Stock.
 5        Opinion of Katten Muchin & Zavis as to the legality of the securities be-
          ing registered (including consent).
10.1      1998 Heller Financial, Inc. Stock Incentive Plan.
10.2      Form of Registration Rights Agreement to be entered into by and between the Registrant and The Fuji Bank, Limited ("Fuji Bank").
10.5      Form of Amended and Restated Keep Well Agreement, as amended, between the
          Registrant and Fuji Bank.
10.19     Sixth Amendment to the Executive Deferred Compensation Plan, effective as of January 1, 1997.
10.20     Seventh Amendment to the Executive Deferred Compensation Plan, dated March
          2, 1998 and effective as of January 1, 1998.
10.21     Eighth Amendment to the Executive Deferred Compensation Plan, effective as of January 1, 1998 and April 1, 1998.
10.29     Fifth Amendment to Savings and Profit Sharing Plan, effective as of April
          30, 1998.
10.30     Form of Amendment to the Almeida Employment Agreement.
10.31     Form of Amendment to the Wolfert Employment Agreement.
10.32     Form of Change in Control Agreement.
10.34     Heller Financial, Inc. 1998 Employee Stock Purchase Plan.
23.1      Consent of Arthur Andersen LLP
23.2      Consent of Katten Muchin & Zavis (contained in its opinion filed as Ex-
          hibit 5 hereto).